Form 20-F
period 2006-03-31
Daiichi Sankyo Company, LTD
filed 2006-09-27
CIK 1340156

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 333-128825

Daiichi Sankyo Kabushiki Kaisha

(Exact Name of Registrant as Specified in its Charter)

Daiichi Sankyo Company, Limited

(Translation of Registrant’s Name into English)

Japan

(Jurisdiction of Incorporation or Organization)

5-1, Nihonbashi Honcho 3-chome

Chuo-ku, Tokyo 103-8426

Japan

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Common stock, without par value

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

At March 31, 2006, 729,052,296 shares of common stock were outstanding*

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐    Accelerated filer  ☐    Non-accelerated filer  ☒

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

*	The outstanding number of shares represents total issued shares less treasury shares held by the Issuer and its consolidated subsidiaries.

DAIICHI SANKYO COMPANY, LIMITED

FORM 20-F ANNUAL REPORT

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report, “we,” “us,” and “our” refer to Daiichi Sankyo Company, Limited and, unless the context indicates otherwise, its consolidated subsidiaries. Furthermore, unless the context indicates otherwise, these references are intended to refer to us as if we had been in existence in our current form for all periods referred to herein. Daiichi Sankyo Company, Limited was established as the holding company of Daiichi Pharmaceutical Co., Ltd. and Sankyo Company, Limited pursuant to a joint share transfer under Japanese law completed on September 28, 2005. Pursuant to the joint share transfer, the then existing shareholders of Daiichi and Sankyo received shares of the newly formed Daiichi Sankyo in exchange for their shares in Daiichi and Sankyo, respectively. References in this annual report to “Daiichi” and “Sankyo” refer to those two companies, respectively, and, unless the context indicates otherwise, their consolidated subsidiaries.

In this annual report, references to “U.S. dollars,” “dollars” and “$” refer to the lawful currency of the United States and those to “yen” and “¥” refer to the lawful currency of Japan. For convenience, yen amounts translated into dollars in this annual report have been translated at the rate of ¥117.48 = $1.00, the noon buying rate on March 31, 2006 in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York. However, these translations should not be construed as representations that the yen amounts have been, could have been or could be converted into dollars at that or any other rate or at all.

In this annual report, all yen figures and percentages have been rounded to the figures shown unless otherwise specified. Accordingly, the total of each column of figures may not be equal to the total of the individual items.

Our fiscal year end is March 31. References to years not specified as being fiscal years are to calendar years.

Unless otherwise specified, for purposes of this annual report, we have presented our financial information in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Unless otherwise stated or the context otherwise requires, all amounts in our financial statements are expressed in Japanese yen. Under U.S. GAAP, the joint share transfer that established Daiichi Sankyo Company, Limited was accounted for using the purchase method as an acquisition of Daiichi by Sankyo and Sankyo is treated as our predecessor company for accounting purposes.

We usually hold our ordinary general meeting of shareholders in June of each year in Chuo-ku, Tokyo, Japan.

FORWARD-LOOKING STATEMENTS

We may from time to time make written or oral forward-looking statements. Written forward-looking statements may appear in documents filed with the Securities and Exchange Commission, including this annual report, and other reports to shareholders and other communications.

The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking information to encourage companies to provide prospective information about themselves. We rely on this safe harbor in making these forward-looking statements.

This annual report contains forward-looking statements regarding the intent, belief or current expectations of our management with respect to our financial condition and future results of operations, as well as our industry, our current products, our clinical development candidates and the markets in which we operate. In many cases, but not all, we use such words as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to known and unknown risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results may vary materially from those we currently anticipate.

Our forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. We identify in this annual report in “Item 3.D. Key Information—Risk Factors,” “Item 4.B. Information on the Company—Business Overview,” “Item 5. Operating and Financial Review and Prospects” and elsewhere, some, but not necessarily all, of the important risk and other factors that could cause these differences.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

Daiichi Sankyo Company, Limited was established as the holding company of Daiichi Pharmaceutical Co., Ltd. and Sankyo Company, Limited pursuant to a joint share transfer under Japanese law completed on September 28, 2005. Pursuant to the joint share transfer, the then existing shareholders of Daiichi and Sankyo received shares of the newly formed Daiichi Sankyo in exchange for their shares in Daiichi and Sankyo, respectively.

We accounted for the joint share transfer under the purchase method of accounting in accordance with U.S. GAAP. Based on the Daiichi exchange ratio of 1.159 Daiichi Sankyo shares for each share of Daiichi and the Sankyo exchange ratio of one Daiichi Sankyo share for each share of Sankyo, each as set forth in the joint share transfer agreement, immediately following the closing of the joint share transfer, former Daiichi shareholders owned approximately 42% and former Sankyo shareholders owned approximately 58% of our total issued shares. Based on these ownership percentages, Sankyo is treated as the accounting acquiror for U.S. GAAP financial reporting purposes.

U.S. GAAP Selected Financial Data

The table set forth below presents selected historical financial data of Sankyo, our predecessor entity, as of or for the three years ended March 31, 2003, 2004 and 2005 and selected historical financial data of Daiichi Sankyo as of or for the year ended March 31, 2006, in each case in accordance with U.S. GAAP.

The selected historical financial data of Sankyo as of or for the three years ended March 31, 2003, 2004 and 2005 have been derived from Sankyo’s consolidated financial statements, which have been audited by Ernst & Young ShinNihon, the independent registered public accounting firm of Sankyo. The consolidated balance sheet of Sankyo as of March 31, 2005, and the consolidated statements of operations, shareholders’ equity and comprehensive income and cash flows of Sankyo for the fiscal years ended March 31, 2004 and 2005 are included elsewhere in this annual report. The consolidated balance sheets of Sankyo as of March 31, 2003 and 2004 and the consolidated statements of operations, shareholders’ equity and comprehensive income and cash flows of Sankyo for the fiscal year ended March 31, 2003 are not included in this annual report.

The selected historical financial data of Daiichi Sankyo as of or for the year ended March 31, 2006 have been derived from Daiichi Sankyo’s consolidated financial statements, which have been audited by KPMG AZSA & Co., our independent registered public accounting firm, and which are included elsewhere in this annual report.

The data presented in the table below is only a summary and should be read in conjunction with the audited consolidated financial statements of each of Daiichi Sankyo and Sankyo, including the notes thereto, included elsewhere in this annual report. You should also read the “Operating and Financial Review and Prospects” section of this annual report.

	Sankyo Company, Limited						Daiichi Sankyo Company, Limited
	As of or for the Year Ended March 31,						As of or for the Year Ended March 31,
	2003		2004		2005		2006
	(millions of yen except per share data and number of shares)
Income Statement Data:
Net revenue	¥576,270		¥601,273		¥591,762		¥767,276
Cost of sales	233,067		228,839		223,937		312,102
Research and development	84,453		93,597		85,242		166,080
Selling, general and administrative	178,432		194,004		196,660		284,035
Operating income	80,318		84,833		85,923		5,059
Other income (expenses)	(2,510)		488		3,783		6,895
Income before income taxes and minority interests	77,808		85,321		89,706		11,954
Income (loss) from continuing operations	34,941		44,410		56,500		(2,651)
Loss from discontinued operations	90		6,199		—		—
Net income (loss)	34,851		38,211		56,500		(2,651)

Per Share Data:
Basic net income (loss) per common share	¥78.97		¥87.43		¥131.54		¥(4.57)
Basic net income (loss) from continuing operations per common share	79.17		101.61		131.54		(4.57)
Diluted net income (loss) per common share	78.97		87.42		131.49		(4.57)
Cash dividends declared	25.00		25.00		32.50		50.00	(1)
Cash dividends declared	$0.21	(2)	$0.22	(2)	$0.30	(2)	$0.43	(1)(2)

Balance Sheet Data:
Current assets	¥556,910		¥546,499		¥616,434		¥982,127
Total assets	933,350		940,004		1,001,343		1,992,187
Current liabilities	173,335		173,637		193,107		262,445
Total liabilities	276,394		262,960		281,468		534,236
Shareholders’ equity	646,234		666,027		708,323		1,441,185
Capital stock	68,793		68,793		68,793		50,000
Additional paid-in capital	66,862		67,225		67,222		832,945
Number of shares as adjusted to reflect changes in capital:
Authorized	1,178,099,000		1,168,099,000		1,168,099,000		2,800,000,000
Outstanding	439,326,264		429,542,651		429,508,509		729,052,296
Treasury stock	10,172,501		9,956,114		9,990,256		5,959,047

Notes:

(1)	Cash dividends declared for the fiscal year ended March 31, 2006 includes (i) a ¥25 per share year-end cash dividend to shareholders of record of Sankyo as of March 31, 2005 and (ii) a ¥25 per share cash payment, in lieu of an interim dividend, to shareholders of record of Sankyo as of September 27, 2005. In the case of the cash payment made in lieu of an interim dividend, an amount equal to ¥25 per share was paid by Sankyo to Daiichi Sankyo, the sole shareholder of record of Sankyo common stock as of September 30, 2005, and Daiichi Sankyo thereafter paid such amount to former shareholders of record of Sankyo as of September 27, 2005.
(2)	The U.S. dollar amount represents the translation of the Japanese yen amounts at the noon buying rate for Japanese yen per $1.00 in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York on the dividend payment date.

Japanese GAAP Selected Financial Data

The following selected historical financial data of Daiichi Sankyo as of or for the fiscal year ended March 31, 2006 and Sankyo as of or for each of the four years ended March 31, 2002, 2003, 2004 and 2005 that are identified as being in accordance with Japanese GAAP have been derived from Sankyo’s consolidated financial statements, which have been audited by KPMG AZSA & Co., in the case of Daiichi Sankyo, and Ernst & Young ShinNihon, in the case of Sankyo, and which are not included in this annual report:

	Sankyo Company, Limited				Daiichi Sankyo Company, Limited
	As of or for the Year Ended March 31,				As of or for the Year Ended March 31,
	2002	2003	2004	2005	2006
	(millions of yen except per share data and number of shares)
Income Statement Data:
Net sales	¥548,893	¥569,927	¥596,345	¥587,830	¥925,918
Cost of sales	221,442	228,754	221,653	213,889	290,735
Selling, general and administrative expenses	165,191	174,673	192,417	202,463	321,738
Research and development	81,610	86,662	86,720	86,551	158,716
Operating income	80,649	79,838	95,555	84,925	154,728
Other income (expenses)	74	(7,483)	(12,962)	(7,247)	(17,835)
Income before income taxes and minority interests	80,724	72,354	82,592	77,678	136,892
Net income	38,795	33,845	43,411	48,282	87,692

Per Share Data:
Net income, basic	¥85.76	¥75.85	¥98.57	¥111.78	¥119.49
Net income, diluted	—	—	98.56	111.74	119.47
Cash dividends applicable to year	25.00	25.00	30.00	40.00	50.00

Balance Sheet Data:
Current assets	¥535,042	¥546,039	¥535,816	¥606,067	¥958,483
Total assets	916,305	915,792	927,244	976,230	1,596,126
Current liabilities	165,275	154,985	154,758	173,712	236,833
Total liabilities	255,677	248,703	235,806	250,208	346,987
Shareholders’ equity	652,220	658,707	682,594	716,587	1,237,529
Number of shares as adjusted to reflect changes in capital:
Authorized	1,178,099,000	1,178,099,000	1,168,099,000	1,168,099,000	2,800,000,000
Issued	449,498,765	449,498,765	439,498,765	439,498,765	735,011,343
Treasury stock	5,002,947	10,172,501	9,956,114	9,990,256	5,959,047

Exchange Rate Information

The following table sets forth, for each period indicated, the noon buying rate in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York, expressed in Japanese yen per $1.00. For convenience, yen amounts translated into dollars in this annual report have been translated at the rate of ¥117.48 = $1.00, the noon buying rate on March 31, 2006. We do not intend to imply that the yen amounts have been, could have been, or could be in the future, converted at this or any other exchange rate. The exchange rates are reference rates and are not necessarily the rates used to calculate ratios or the rates used to convert yen to U.S. dollars in the financial statements contained in this annual report.

Fiscal years ended March 31,	High	Low	Average(1)	Period end
	(yen per dollar)
2002	¥134.57	¥116.27	¥124.55	¥132.60
2003	133.46	115.71	121.95	118.07
2004	120.55	104.18	112.63	104.18
2005	114.30	102.26	107.49	107.22
2006	120.93	104.41	113.15	117.48
2007 (through September 26)	118.66	110.07	115.27	117.16

Calendar year 2006
February	118.95	115.82	117.86	115.82
March	119.07	115.89	117.28	117.48
April	118.66	113.79	117.07	113.79
May	113.46	110.07	111.73	112.26
June	116.42	111.66	114.63	114.51
July	117.44	113.97	115.77	114.44
August	117.35	114.21	115.92	117.35
September (through September 26)	118.02	116.04	117.11	117.16

Note: (1)	Calculated by averaging the exchange rates on the last business day of each month during the relevant period for the yearly average and on each business day of the month for the monthly average.

The noon buying rate on September 26, 2006 was ¥117.16 = $1.00.

3.B.	Capitalization and Indebtedness

Not applicable.

3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Risks Relating to Our Ongoing Integration

We may fail to realize the anticipated benefits of the joint share transfer of Daiichi and Sankyo due to the challenges of integrating the operations of the two companies.

Daiichi Sankyo was established as the holding company of Daiichi and Sankyo pursuant to a joint share transfer under Japanese law completed on September 28, 2005. Pursuant to the joint share transfer, the then existing shareholders of Daiichi and Sankyo received shares of the newly formed Daiichi Sankyo in exchange for their shares in Daiichi and Sankyo, respectively. The ultimate success of the joint share transfer depends, in part, on our ability to realize the anticipated growth opportunities and cost savings from combining the businesses. The process of integrating the businesses of Daiichi and Sankyo is ongoing, and involves the combination of the prescription pharmaceutical operations of the two companies by or around the end of March 2007. The period required for the integration and the preparation for the integration may divert management’s focus and resources from other strategic opportunities and from day-to-day operational matters during the integration process. Even following the nominal completion of the scheduled integration, it will be necessary for us to continue to devote significant management resources to the reorganization of our personnel structure, enhancement of cost-efficiency and the strengthening of management and operational functions in order to realize the anticipated synergies from the integration of Daiichi’s and Sankyo’s businesses.

We may face significant challenges in integrating the organizations, business cultures, procedures and operations of Daiichi and Sankyo and we expect to incur substantial integration costs in the current fiscal year. If we are not able to successfully manage the integration process and create a unified business culture, the anticipated benefits of the joint share transfer and subsequent integration may not be realized fully or at all or may take longer to realize than expected.

Risks Relating to Our Business

If we are unable to successfully research, develop or commercialize new products, our results of operations will suffer.

Our future results of operations will depend to a significant extent upon our ability to successfully commercialize new products in a timely manner. There are numerous difficulties in researching, developing and commercializing new pharmaceutical products, including:

•	researching, developing and manufacturing products in compliance with regulatory standards in a timely manner;

•	receiving requisite regulatory approvals for such products in a timely manner; and

•	the availability on commercially reasonable terms of raw materials, including active pharmaceutical ingredients and other key ingredients.

Researching, developing and commercializing a new product is time-consuming, costly and subject to numerous factors that may delay or prevent the research, development and commercialization of new products. Products currently in research and development and products to be researched and developed in the future may or may not receive the regulatory approvals necessary for marketing by us or our third-party partners. This risk particularly exists with respect to the development of proprietary products because of the uncertainties, higher costs and lengthy timeframes associated with research and development of such products and the inherent unproven market acceptance of such products.

If any of our products, when acquired or approved, cannot be successfully or timely commercialized, our results of operations could be adversely affected. No guarantee can be given that any investment made in researching and developing products will be recouped, even if we are successful in commercializing those products.

If we are unsuccessful in our efforts to increase direct involvement in the development and marketing of products outside Japan, our results of operations could suffer.

Although, historically, Daiichi and Sankyo have each conducted a substantial portion of their sales outside Japan by licensing their products to third-party pharmaceutical companies and through marketing partnerships, we attach strategic importance to increased direct involvement in the development and marketing of products in markets outside Japan and are seeking to increase direct overseas development and marketing activities. Direct development and, if approval is received, marketing of products in overseas markets will entail significant initial expenditures as compared to licensing to a third party and thus the corresponding risk of losing our entire investment if the product candidate is not successfully commercialized. Daiichi and Sankyo have historically had relatively limited operations in markets such as the United States and Europe when compared to the largest global pharmaceutical companies. Following the April 2006 merger of the principal U.S. subsidiaries of Daiichi and Sankyo, we expect to incur additional costs in building our presence in overseas markets, including increased headcount, particularly in the United States, and research and development expenditures. We are uncertain if the anticipated long-term benefits, including our enjoyment of economies of scale, and the reach of our operations in major global markets, will materialize. If we are unable to generate increased revenues through the direct development and marketing strategy, our results of operations could suffer.

We depend on third-party suppliers for a portion of the raw materials and compounds used in some of the products we produce.

Although we develop and manufacture the active ingredients used in some of our products at our own facilities, we are dependent on third-party suppliers for a portion of the raw materials and compounds used in some of the other products we produce. In the event that any of our third-party suppliers is delayed in its delivery of such raw materials or compounds, is unable to deliver the full quantity ordered by us, or is unable to deliver any raw materials or compounds at all, our ability to produce the related products could be impeded and our results of operations could be adversely affected.

Our product candidates may not gain acceptance among physicians, patients and the medical community, thereby limiting potential to generate revenues.

Even if our product candidates are approved for commercial sale by the Japanese Ministry of Health, Labor and Welfare, or the MHLW, the United States Federal Drug Administration (or FDA) or other regulatory authorities, the degree of market acceptance of any approved product candidate by physicians, healthcare professionals and third-party payors and our profitability and growth will depend on a number of factors, including:

•	relative convenience and ease of administration;

•	the prevalence and severity of any adverse side effects;

•	availability of alternative treatments;

•	pricing and cost effectiveness, which may be subject to regulatory control;

•	the effectiveness of the sales and marketing strategy employed by us and our business partners; and

•	our ability to obtain sufficient third-party insurance coverage or reimbursement.

If any product candidate that we develop does not provide a treatment regimen that is as beneficial as the current standard of care or otherwise does not provide sufficient benefits to patients, that product likely will not achieve market acceptance.

If we are unsuccessful in obtaining or renewing licenses from third parties or in entering into collaborative marketing arrangements, our results of operations could suffer.

We enter into a variety of licensing, co-marketing and co-promotional agreements in the conduct of our business and use these and other methods to develop or commercialize products. These arrangements typically involve other pharmaceutical companies as partners that may be our competitors in certain markets. If we are unable to timely obtain or renew these licenses on commercially reasonable terms or to continue to secure similar licensing opportunities in the future, our results of operations may be adversely affected. Our results of operations may also suffer if counterparties to which we grant licenses or marketing rights withdraw, or if the relevant products are not timely developed, approved or successfully commercialized by the licensees.

If we are unable to adequately protect our technology or enforce our patents, our business could suffer.

The success of the products that we develop depend, in part, on our ability to obtain patent protection for these products. The process of seeking patent protection can be long and expensive. Effective patent protection is unavailable or limited in some countries. We currently have a number of Japanese, U.S. and foreign patents issued and pending. There can be no assurance that we will receive patents for any of our pending patent applications. If current and future patent applications are not approved or, if approved, if such patents are not upheld in a court of law, it may reduce our ability to competitively exploit our patented products. Also, such patents may or may not provide competitive advantages for their respective products or they may be challenged or circumvented by competitors.

Sankyo brought suit in the United States in July 2006 against Mylan Pharmaceuticals, Inc. and its parent company, Mylan Laboratories, Inc., for infringement of Sankyo’s U.S. patent covering olmesartan medoxomil, the active ingredient in Sankyo’s antihypertensive drug, Benicar ®. Mylan has filed an Abbreviated New Drug Application (“ANDA”) with the FDA seeking to market a generic version of Benicar ® and we believe that Sankyo’s U.S. patent, which expires in the United States in 2016, is valid and infringed by Mylan’s ANDA filing. The suit is still pending.

Once basic composition patents expire, our products generally become subject to increased competition. Our patent protection for levofloxacin in Japan is valid through 2007, in the United States through 2010 and in Europe through 2011. Our patent for pravastatin lost its basic patent protection in Japan in 2002 and expired in the United States in April 2006. Our patent with respect to olmesartan is valid through February 2017 in Japan, April 2016 in the United States, and February 2017 in Germany, Great Britain and France.

We also rely on trade secrets and proprietary know-how that we seek to protect, in part, through confidentiality agreements with our partners, customers, employees and consultants. It is possible that these agreements will be breached or that they will not be enforceable in every instance, and that we will not have adequate remedies for any such breach. It is also possible that our trade secrets will become known or independently developed by our competitors. If we are unable to adequately protect our technology or enforce our patents, our results of operations, financial condition and cash flows could suffer.

Third parties may claim that we infringe their proprietary rights and may prevent us from manufacturing and selling some of our products.

The manufacture, use and sale of new products that are the subject of conflicting patent rights have been the subject of substantial litigation in the pharmaceutical industry. These lawsuits relate to the validity and infringement of patents or proprietary rights of third parties. We may have to defend against charges that we violated patents or proprietary rights of third parties. Litigation may be costly and time-consuming, and could divert the attention of management and technical personnel. In addition, if we infringe on the rights of others, we could lose the right to develop or manufacture products or could be required to pay monetary damages or royalties to license proprietary rights from third parties, or even suspend production and marketing of the challenged products. If we fail to obtain a license where one is required, we could be forced to suspend the production and marketing of the challenged products. Although the parties to patent and intellectual property disputes in the pharmaceutical industry have often settled their disputes through licensing or similar arrangements, the costs associated with these arrangements may be substantial and could include ongoing royalties. Furthermore, we cannot be certain that the necessary licenses would be available on acceptable terms. As a result, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling a number of products, which could harm our business, financial condition, results of operations and cash flows.

The highly regulated nature of the pharmaceutical industry subjects us to uncertainty with respect to the initial and continued approval of our products, pricing of pharmaceuticals and potential sanctions for any compliance failures.

As a pharmaceutical company, our activities are subject to extensive governmental regulation. Typically, the primary goals of governmental inquiry and action are toward determining drug safety and effectiveness as well as controlling the prices of prescription drugs and the profits of prescription drug companies. In many jurisdictions, a company is required to obtain and maintain regulatory approvals to market or manufacture pharmaceutical products. For example, the European Union has adopted directives concerning the classification, labeling, advertising, wholesale distribution and approval for marketing of medicinal products for human use. In addition, acts of governments may affect the price or availability of raw materials needed for the research, development or manufacture of our products. We will also be subject to potential administrative actions. Such actions may include seizures of products and other civil and criminal sanctions. We may incur significant costs and may be required to devote substantial time and resources to comply with applicable rules and regulations.

The design, development, manufacture and sale of pharmaceutical products involve the risk of product liability claims by consumers and other third parties, and insurance against such potential claims is expensive and may be difficult to obtain.

The design, development, manufacture and sale of pharmaceutical products involve an inherent risk of product liability claims and the associated adverse publicity. Unexpected side effects manifesting themselves after the approval of a product could give rise to claims and even cause the withdrawal of regulatory approval. Insurance coverage is expensive and may be difficult to obtain, and may not be available in the future on acceptable terms, or at all. Although we maintain product liability insurance for our products in amounts we believe to be commercially reasonable, if the coverage limits of these insurance policies are not adequate, a claim brought against us, whether covered by insurance or not, could have a material adverse effect on our results of operations, financial condition and cash flows.

The pharmaceutical industry is highly competitive.

We face strong competition in our pharmaceutical business, both for prescription drugs and over-the-counter products. The intensely competitive environment requires an ongoing, extensive search for technological innovations and the ability to market products effectively, including the ability to communicate the effectiveness, safety and value of our products to healthcare professionals in hospitals, private practice, group practices and managed care organizations. Our competitors vary depending upon product categories, and within each product category, upon dosage strengths and drug-delivery systems. Many competitors have a greater number of products on the market and have greater financial and other resources. If we directly compete with them for the same markets and/or products, their financial strength could prevent us from capturing a profitable share of those markets. It is possible that developments by competitors will make our products or technologies noncompetitive or obsolete.

Our results of operations could be adversely affected by global efforts to control the prices of prescription drugs and healthcare costs generally.

Healthcare policy makers in Japan, the United States and other countries have stated an intention to cut healthcare costs, and the prices of prescription drugs in particular, as an important long-term goal. In April 2003, Japan increased the share of medical costs borne by patients with employees’ health insurance to 30%. A manufacturer of pharmaceutical products in Japan must have a new pharmaceutical product listed on a National Health Insurance, or NHI, price list. The NHI price list provides rates for calculating the costs of pharmaceutical products used in medical services given under various public medical care insurance systems. Prices on the NHI price list are subject to revision, generally once every two years, on the basis of the actual prices at which the pharmaceutical products are purchased by medical institutions. The most recent price revision occurred in April 2006 with the result that we were required to reduce the prices for our pharmaceutical products in Japan by an average of 6.7%. In December 2004, the United States enacted Medicare reform measures, including a new prescription drug benefit and reforms intended to speed the approval process for generic drug equivalents to pharmaceutical products under patent. The effect of these measures, in addition to increasing competition in the market, may result in downward pressure on the prices of prescription drugs and other pharmaceutical products which could have an adverse impact on our results of operations.

Our consolidated results of operations may be negatively impacted by foreign currency fluctuations.

A portion of our net revenue is originally earned in currencies other than Japanese yen, primarily U.S. dollars and euros. We report our financial results in Japanese yen and translate the revenues and expenses denominated in non-Japanese currencies into Japanese yen. If the Japanese yen were to strengthen relative to non-Japanese currencies, the amount of net income reported in our consolidated statement of operations from non-Japanese yen denominated business would decrease. Accordingly, if the Japanese yen were to strengthen significantly against the U.S. dollar or euro, our consolidated net income could be adversely affected.

We are subject to stringent environmental regulations in Japan and abroad that may require additional expenditures or other compliance measures.

We are subject to a variety of laws and regulations in Japan and abroad relating to the use, storage, discharge and disposal of waste products and emissions from our manufacturing processes. For example, under Japanese environmental regulations regarding soil contamination, the government may order land owners to remove or remedy hazardous or toxic substances on or under their land. Please see “Item 4.B. Business Overview – Regulation - Japanese Regulation – Other Regulations.” Although neither we nor Daiichi or Sankyo have suffered material environmental claims in the past, environmental claims or the failure to comply with any present or future regulations could adversely affect us in various ways, including the imposition of damages, clean-up costs and fines, suspension of production, cessation of operations or a delay in disposition of unused property. In addition, although we established a ¥6.0 billion reserve in the fiscal year ended March 31, 2006 against the risk of potential soil contamination remediation expenditures and related costs, there can be no assurance that this reserve will be adequate to cover any such potential expenses.

Our production facilities are subject to damage or destruction as a result of earthquakes or other natural disasters.

Our manufacturing facilities are concentrated in Japan and are therefore vulnerable to damage or interruption from natural disasters, particularly earthquakes. If an earthquake or other natural disaster were to strike the areas of Japan where our manufacturing facilities are located, such facilities could be damaged or destroyed, resulting in significant disruption in the manufacture or distribution of material products, decreased consumer confidence and substantial expenses to repair, reconstruct or replace the manufacturing facilities. We have insurance policies covering damage suffered as the result of earthquakes and other natural disasters, in amounts that we believe are reasonably adequate to cover potential losses. However, even losses that are covered by insurance may be subject to challenge or delays in reimbursement.

Risks of Owning Our Shares

Because of daily price range limitations under Japanese stock exchanges, you may not be able to sell your shares at a particular price on any particular trading day, or at all.

Stock prices on Japanese stock exchanges are determined on a real-time basis by the balance between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price range limitations for each listed stock, based on the previous day’s closing price. Although transactions may continue between the upward and downward limit price, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to effect a sale at such price on a particular trading day, or at all.

Japan’s unit share system imposes restrictions on the rights of holders of our shares of common stock that do not constitute a “unit.”

Pursuant to the Corporation Law of Japan and certain related rules, our Articles of Incorporation provide that 100 shares of our common stock will constitute one “unit” of shares. The Corporation Law imposes significant restrictions and limitations on holders of shares that constitute less than one unit of shares. In general, such holders do not have voting rights, and the transferability of such shares is significantly limited. Under the unit share system, holders of shares constituting less than one unit of shares have the right to require the issuer to purchase their shares. In addition, our Articles of Incorporation provide that a holder of less than a unit of our shares may request that we sell to such holder such amount of shares which will, when added together with the shares constituting less than one unit of shares, constitute one unit of shares, as long as we have treasury stock to sell upon such request.

Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions.

Our affairs are governed by our Articles of Incorporation, our Share Handling Regulations, our Regulations of the Board of Directors and the Corporation Law of Japan. Legal principles relating to such matters as the validity of corporate procedures, Directors’ and Officers’ fiduciary duties and shareholders’ rights may be different from those that would apply if we were a non-Japanese company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other countries or jurisdictions within the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in another jurisdiction. In addition, Japanese courts may not be willing to enforce liabilities against us in actions brought in Japan which are based upon the securities laws of the United States or any U.S. state.

U.S. holders of our shares may be subject to adverse tax consequences if we are or have been considered a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes.

Under U.S. federal income tax law, a foreign corporation is classified as a PFIC for a given taxable year if either at least 75% of its gross income is passive income, or at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. We do not believe that we will be a PFIC for the current taxable year and we do not expect that we will become one in the future. However, PFIC status is a factual determination that is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in valuation or composition of our assets. Because the valuation of our assets for purposes of determining PFIC status is determined in part by our total market capitalization, a decrease in the price of our common stock may also result in our becoming a PFIC.

If we were to be considered a PFIC, U.S. holders of our shares would generally be subject to special rules and adverse tax consequences with respect to certain distributions made by us and on any gain realized on the sale or other disposition of our shares. Such U.S. holders might be subject to a greater U.S. tax liability than might otherwise apply and incur tax on amounts in advance of when U.S. federal income tax would otherwise be imposed. A U.S. holder of our shares might be able to avoid these rules and consequences by making an election to mark its shares to market. See “Item 10.E. Taxation—U.S. Taxation—Passive Foreign Investment Company Rules” for further information.

ITEM 4. INFORMATION ON THE COMPANY

4.A.	History and Development of the Company

Daiichi Sankyo Company, Limited was established as a joint stock company (kabushiki kaisha) under the laws of Japan, and as the holding company of Daiichi Pharmaceutical Co., Ltd. and Sankyo Company, Limited, pursuant to a joint share transfer under Japanese law completed on September 28, 2005. Pursuant to the joint share transfer, the then existing shareholders of Daiichi and Sankyo received shares of the newly formed Daiichi Sankyo in exchange for their shares in Daiichi and Sankyo, respectively. Each of Daiichi and Sankyo had previously been an independent pharmaceutical company headquartered in Japan and listed on the First Section of the Tokyo Stock Exchange.

Following the joint share transfer, Daiichi Sankyo has been engaged in an ongoing process of integrating the operations of Daiichi and Sankyo. A major step in this integration occurred in April 2006, when the predecessors’ U.S. operations were combined into Daiichi Sankyo, Inc., a U.S. subsidiary headquartered in New Jersey. Planning for further operational integration in Japan is underway and is expected to culminate in the integration of the Japanese domestic pharmaceutical businesses by or around the end of March 2007. Additional major restructuring initiatives include the following:

•	We established Daiichi Sankyo Healthcare Co., Ltd., a Japanese subsidiary focused on the development, manufacture and sale of non-prescription medications in December 2005, and we acquired Zepharma, Inc. from Astellas Pharma Inc. in April 2006. We intend to integrate the operations of Zepharma with those of Daiichi Sankyo Healthcare by or around the end of March 2007. We believe that the combined company will be one of the three largest over-the-counter drug companies in Japan.

•	In December 2005, we announced that our German subsidiary Sankyo Pharma GmbH (renamed Daiichi Sankyo Europe GmbH on July 1, 2006) had agreed to sell to STADA Arzneimittel AG the rights of Sankyo Pharma GmbH to eleven pharmaceutical products formerly sold by it in Europe. Our decision to sell the rights to these products was part of our strategy to focus Daiichi Sankyo Europe GmbH’s sales in Europe on prescription pharmaceuticals such as Olmetec ®.

•	As part of our goal to sell remaining assets relating to our non-pharmaceutical businesses by March 2007, we have undertaken the following transactions:

•	On January 6, 2006, we sold interests in FP Processing Co., Ltd., a laminated products manufacturing subsidiary.

•	A previously consolidated subsidiary, Fuji Flour Milling Co., Ltd., ceased to be a consolidated subsidiary following its April 2006 merger with Nitto Flour Milling (upon completion of the merger, Fuji Flour Milling became our cost-method investee).

•	In May 2006, we sold all of our controlling equity holdings in Wakodo Co., Ltd., a food production subsidiary, in response to a tender offer by Asahi Breweries, Ltd.

•	On September 11, 2006, we entered into an agreement with Fuji Photo Film Co., Ltd. under which all of the shares of our subsidiary Daiichi Radioisotope Laboratories, Ltd. are scheduled to be transferred to Fuji Photo Film on October 2, 2006. Daiichi Radioisotope Laboratories manufactures and markets radiopharmaceuticals and radiochemical compounds.

•	On September 11, 2006, we entered into an agreement with Sekisui Chemical Co., Ltd. under which all of the shares of our subsidiary Daiichi Pure Chemicals Co., Ltd. are scheduled to be transferred to Sekisui Chemical on October 2, 2006. Daiichi Pure Chemicals manufactures and markets clinical test agents, research reagents, fine chemicals and other products and services.

The aggregate net revenues and total assets of the above five companies included in our consolidated financial statements as of and for the year ended March 31, 2006 were ¥66.6 billion and ¥100.8 billion, respectively.

Daiichi Sankyo’s registered office and principal executive offices are located at 5-1, Nihonbashi Honcho 3-chome, Chuo-ku, Tokyo 103-8426, Japan. Daiichi Sankyo’s telephone number is (81-3) 6225-1111. Its agent in the United States, Daiichi Sankyo, Inc., is located at Two Hilton Court, Parsippany, New Jersey 07054 and its telephone number in the United States is (973) 359-2600.

Daiichi was originally founded in 1915 as Arsemin Shokai. In 1918, Arsemin Shokai was re-established as Daiichi. Prior to the joint share transfer, Daiichi’s stock has been listed on the First Section of the Tokyo Stock Exchange since 1949.

Sankyo was initially founded in 1899 as Sankyo Shoten. In 1913, Sankyo was incorporated as a joint stock corporation. Sankyo had its stock listed on the First Section of the Tokyo Stock Exchange since 1949.

4.B.	Business Overview

Subsequent to the joint share transfer on September 28, 2005, for the year ended March 31, 2006, Daiichi Sankyo management regularly reviewed its financial performance principally based on the information derived from Sankyo Company Limited and its subsidiaries (the “Sankyo” segment), Daiichi Pharmaceutical Co., Ltd. and subsidiaries (the “Daiichi” segment) and Daiichi Sankyo Company, Limited (the “Corporate” segment), since the full integration of Sankyo and Daiichi has not been implemented. See Note 20 to our consolidated financial statements for more segment information.

In addition, for the purpose of comparison between years, we periodically review our financial performance on the basis of our “Pharmaceutical” business segment and our “Other” business segment on a worldwide basis. We view our pharmaceuticals segment as our core business and our vision is concentrated on implementing strategies to bolster the operating base of our pharmaceutical operations.

Consolidated net sales to external customers per business segment and the percentage of each business segment’s net sales to external customers out of total net sales for the fiscal year ended March 31, 2006 are shown in the following table. The information in the table below is derived from our management reports, which have been prepared based on Japanese GAAP. There are several differences between Japanese GAAP and U.S. GAAP. The principal differences that affect segment operating profit are accounting for business combinations, impairment of long lived assets, pension and severance costs, revenue recognition and the scope of consolidation.

	Year ended March 31, 2006
	(millions of yen, except percentages)
	Net Sales (Customer)	Percentage of Total Net Sales (Customer)
Pharmaceuticals	¥784,667	84.7%
Others	141,251	15.3

Total	¥925,918	100.0%

Consolidated net revenue per geographic segment excluding inter-segment revenue and the percentage of each geographic segment’s net revenue out of total net revenue for the fiscal year ended March 31, 2006 under U.S. GAAP are shown in the following table:

	Year ended March 31, 2006
	(millions of yen, except percentages)
	Net Revenue (Customer)	Percentage of Total Net Revenue (Customer)
Japan	¥601,393	78.4%
United States	110,552	14.4
Other Foreign Countries(1)	55,331	7.2

Total	¥767,276	100.0%

Note:

(1)	“Other Foreign Countries” consists of Germany, the United Kingdom, France, Spain, Italy, Taiwan and others.

In recent periods, each of our predecessors faced similar challenges of competing against the growing influence of the largest global pharmaceutical companies and developing and launching new pharmaceutical products given the high risks and expenses involved. Each had independently undertaken initiatives to strengthen its ability to compete globally, including Daiichi’s formation of Daiichi Medical Research, Inc. in the United States in 2004 to streamline its development efforts and Sankyo’s strengthening of its overseas marketing network in connection with the global launch of olmesartan. In recognition of the value of a larger scale of operations to increase investment and diversify risks in the lengthy and uncertain drug development process, we completed the joint share transfer in September 2005 and are further integrating our operations.

For the Daiichi Sankyo group, our ongoing integration process is an opportunity for us to prepare to take our first step as a Japan-based “Global Pharma Innovator”, a global pharmaceutical company that continuously provides innovative products and services and is independently competitive in the world’s major pharmaceutical markets. As part of this process, we are actively pursuing the following strategies:

Realization of Complete Business Integration

In line with our integration schedule, the first step toward our complete business integration was our establishment as the holding company of Daiichi and Sankyo through the joint share transfer under Japanese law completed on September 28, 2005. Since that date our operational integration has progressed in several areas. We have integrated our sales and marketing functions in the United States, our development functions in both Europe and the United States, and our healthcare product businesses, each on schedule by April 2006. The two remaining goals to complete by around the end of March 2007 are the sale of assets or businesses relating to our non-pharmaceutical businesses and the complete integration of the pharmaceutical businesses of Sankyo and Daiichi.

We are focusing our collective efforts on realizing complete business integration and the highest level of operational efficiency in the industry. We have formed various business integration committees and group-wide support teams, such as our human resources team, to help guide the integration process. We expect that, by the time of its completion, the integration process will result in benefits including streamlined staffing and cost structures, strengthened management and business development functions, and more effective human resources training and development.

Concentration on our Pharmaceutical Business

To improve our profitability and ensure consistent growth, we plan to concentrate on our pharmaceutical business, consisting of our prescription drug and healthcare product operations. We intend to sell assets or businesses relating to our non-pharmaceutical businesses by around the end of March 2007 and we have already taken several steps towards this goal. For example, Fuji Flour Milling Co., Ltd., which was previously a consolidated subsidiary, ceased to be a consolidated subsidiary in April 2006 upon the completion of its merger with Nitto Flour Milling Co., Ltd. In addition, in May 2006 we sold all of our controlling equity holdings in Wakodo Co., Ltd. in response to a tender offer by Asahi Breweries, Ltd. More recently, on September 11, 2006 we entered into agreements with Fuji Photo Film Co., Ltd. and Sekisui Chemical Co., Ltd. under which all of the shares of our subsidiaries Daiichi Radioisotope Laboratories, Ltd. and Daiichi Pure Chemicals Co., Ltd. are scheduled to be transferred to Fuji Photo Film and Sekisui Chemical on October 2, 2006.

Improving our Ability to Discover Innovative Drugs

In order to achieve our goal of developing innovative new drugs to satisfy unmet medical needs, we are working to build an R&D operation with specific management objectives. The principal objectives include a global R&D organization on an appropriate scale; sufficient scale to support innovative research in key therapeutic areas; retention of researchers for in-house discovery of key drug candidates; and effective and efficient controls on development projects coupled with timely decision-making.

One of the top management priorities within our overall business integration process is the integration of the R&D management functions of Daiichi and Sankyo. With the successful integration of our development functions in both Europe and the United States in April 2006, we have already started global drug development process, a year ahead of our original schedule. In October 2005, in the early stages of our business integration process, we established the Global Executive Meeting of Research and Development (GEMRAD) as an organization focused on the global R&D component of our ongoing integration efforts.

GEMRAD has designated cardiovascular, glucose metabolic, infectious and cancer diseases as the strategic therapeutic areas for the Daiichi Sankyo group and has selected top drug development candidates within these four strategic therapeutic areas. Based on an evaluation on each candidate, GEMRAD has selected five of our pipeline drugs as top-priority development projects: CS-747 (prasugrel), an antiplatelet agent designed to treat acute coronary syndrome; DU-176b, an oral factor-Xa inhibitor designed to treat atrial fibrillation and venous thromboembolism; CS-8663, a combination drug, containing the antihypertensive agents olmesartan and amlodipine, designed to treat hypertension; DJ-927, a taxane derivative designed to treat cancer; and DZ-697b, an antiplatelet agent designed to treat cerebral infarction and acute coronary syndrome. We have established separate development project teams to manage R&D activities for each of these top-priority development candidates.

Enhancement of Domestic and Overseas Revenue Sources

The integration of our domestic prescription drug businesses will result in a combined sales force of over 2,500 medical representatives in Japan, giving us strong marketing power in terms of both quality and quantity. Our integration will also allow us to further strengthen our relationships with medical wholesalers on a nationwide scale, enabling us to implement a distribution strategy that maximizes economies of scale. Beginning in April 2007, we plan to concentrate our marketing power on promoting sales of our leading products, with the goal of increasing our sales and creating a stronger base of operations within the domestic market. In order to accelerate the realization of integration synergies, we commenced collaborative sales activities for Olmetec ® in November 2005 and Cravit ® in April 2006.

In overseas markets, we plan to take full advantage of the larger economies of scale created by our integration, with the goal of substantially increasing product value by conducting in-house development and marketing of certain high-priority projects, particularly in the United States. Our management recognizes the importance of expanding overseas development and marketing bases in the United States and other markets in order to achieve this goal. We are considering a number of methods to achieve our goal of overseas expansion, including asset acquisitions through new business alliances and mergers and acquisitions activity.

We established Daiichi Sankyo, Inc., a U.S. subsidiary headquartered in New Jersey, in April 2006 through the integration of the U.S.-based operations of Daiichi and Sankyo. Daiichi Sankyo Inc. is one of the channels through which we intend to expand our U.S. operations.

In our healthcare product business, we established Daiichi Sankyo Healthcare Co., Ltd., a Japanese subsidiary, through the integration of the healthcare product businesses of Daiichi and Sankyo. Daiichi Sankyo Healthcare commenced operations in April 2006. Also in April 2006, we completed a cash acquisition of all of the outstanding shares of Zepharma Inc., a Japanese producer of over-the-counter drugs, from Astellas Pharma Inc. We intend to integrate the operations of Zepharma with those of Daiichi Sankyo Healthcare by or around the end of March 2007 in order to achieve greater efficiency and more effective use of sales and marketing resources.

In the future, we plan to strengthen our earnings base by establishing a low-cost operational structure and by expanding sales of existing brands and new products through our focus on integrated capabilities in R&D, sales and marketing.

Pharmaceuticals

In our pharmaceuticals operations, we research, develop, manufacture and market pharmaceutical products, including prescription drugs and nonprescription drugs. In the fiscal year ended March 31, 2006, net sales in this segment, as derived from management reports prepared in accordance with Japanese GAAP, accounted for 84.7% of our total consolidated net sales to external customers for the period.

Products

The principal and recently approved pharmaceutical products for which we or one of our subsidiaries holds the underlying patent rights are as follows:

•	Mevalotin ® (pravastatin), an orally administered antihyperlipidemic, or cholesterol lowering, agent. Pravastatin was developed in-house by Sankyo and is marketed directly in Japan. Pravastatin is also sold in bulk to Bristol-Myers Squibb for distribution as Pravachol® in the United States, Europe and other markets pursuant to a non-exclusive license, and by our group companies in Europe and other markets. The term of the license granted to Bristol-Myers Squibb continues until the expiration of the relevant patent. Pravastatin no longer enjoys patent protection in Japan or Europe (excluding Italy) and the patent with respect to pravastatin in the United States expired in April 2006. Pravastatin’s known side effects include rash, diarrhea and stomach discomfort. The principal product which competes with pravastatin is Lipitor ®, sold by Pfizer and Astellas Pharma. Pravastatin was launched in 1989 in Japan and globally in 1991. Sales of Mevalotin ® accounted for approximately 18.7% of net revenue in the year ended March 31, 2006.

•	Cravit ® (levofloxacin), an oral antibacterial new quinolone agent used to treat a broad range of infections. The term “quinolone agent” refers to a class of compounds capable of destroying or inhibiting bacteria, fungi, protozoa or viruses that are capable of causing disease. New quinolone agents act to kill or inhibit bacteria, but have fewer negative side effects, including, among others, hypersensitivity to light and damage to the heart. Levofloxacin was developed by Daiichi and is sold in Japan directly and outside Japan through licensing agreements with Johnson & Johnson, Sanofi-Aventis and other third parties. Levofloxacin is patent-protected in Japan through 2007, the United States through 2010 and Europe through 2011. Levofloxacin’s known side effects include shock, convulsions and jaundice. The principal products which compete with levofloxacin include Taisho’s Ozex ®, Kyorin’s Gatiflo ® and Meiji Seika’s Sword ®. Levofloxacin was launched in 1993. Sales of levofloxacin accounted for approximately 6.9% of net revenue in the year ended March 31, 2006.

•	Olmesartan, an orally administered anti-hypertension agent marketed in the United States under the brand name Benicar ® and in Europe and Japan under the brand name Olmetec ®. Olmesartan was the first product for which Sankyo and its group companies oversaw R&D, production and sales on a global basis. We have expanded sales of olmesartan through selective use of co-promotion and co-marketing arrangements with third parties. Olmesartan is patent-protected through February 2017 in Japan, April 2016 in the United States, and February 2017 in Germany, Great Britain and France. Olmesartan’s known side effects include lightheadedness and dizziness. The principal products which compete with olmesartan include Novartis’s Diovan ®. Sankyo launched Benicar ® in the United States in May 2002 and Olmetec ® in Germany in October 2002 and Japan in May 2004. Full-fledged global expansion of the product began in 2004. Sales of olmesartan accounted for approximately 12.1% of net revenue in the year ended March 31, 2006.

•	Omnipaque ®, a contrast media for X-ray imaging administered by intravenous injection. Contrast media such as Omnipaque® are absorbed to different degrees by different tissues in the body, helping physicians to more clearly differentiate tissues appearing in X-ray images. Omnipaque®’s indications include a broad range of intravascular diagnostic procedures such as coronary angiography, spinal cord imaging, and body cavity procedures including shoulder and knee joints. Omnipaque ®’s known side effects include shock, acute renal failure, convulsions, pulmonary edema and jaundice. The principal products which compete with Omnipaque ® include Schering’s Iopamiron ®, Eisai’s Iomeron ®, Tyco Hearthcare’s Optiray ® and Tanabe’s Proscope ®. Omnipaque ® was launched in 1987. Sales of Omnipaque ® accounted for approximately 2.2% of net revenue in the year ended March 31, 2006.

•	Loxonin ® (loxoprofen), an orally administered non-steroidal analgesic and anti-inflammatory agent developed in-house by Sankyo and distributed directly in Japan and other markets, and through our subsidiaries and third party distributors in China, South America and other markets. Loxoprofen no longer enjoys any kind of patent protection. Loxonin ®’s known side effects include stomach discomfort, edema and rash. The principal product which competes with Loxonin ® is Novartis’s Voltaren ®. Loxonin ® was launched in 1986 in Japan. Sales of Loxonin ® accounted for approximately 3.8% of net revenue in the year ended March 31, 2006.

•	Banan® (cefpodoxime), an oral antibiotic agent developed by Sankyo, distributed directly in Japan, and distributed outside Japan through our subsidiaries and third party licensees. Patent protection has expired in the United States and several European jurisdictions with respect to cefpodoxime. The patent for cefpodoxime expired in Japan with respect to certain indications in September 2005. Sales of Banan® accounted for approximately 1.6% of net revenue in the year ended March 31, 2006.

•	Acecol ®, an orally administered antihypertension agent developed by Sankyo and distributed directly in Japan. The patent for Acecol ® in Japan is valid through October 2008. Sales of Acecol ® accounted for approximately 1.2% of net revenue in the year ended March 31, 2006.

•	Sunrythm ®, an anti-arrhythmic agent, which is a medication intended to maintain normal heartbeat and suppress rapid, uneven contractions in the atria. Launched in Japan in 1991, Sunrythm ® is the first drug developed in-house by Daiichi Asubio Pharma and is the first anti-arrhythmic agent originated in Japan. Daiichi is currently marketing Sunrythm ® only in Japan and expects approval in Korea in calendar year 2006. Sunrythm ® no longer enjoys patent protection in any region. Sales of Sunrythm ® accounted for approximately 0.8% of net revenue in the year ended March 31, 2006.

The percentage of net revenue figures provided above for the Daiichi products Cravit ®, Omnipaque ® and Sunrythm ® only reflect the sales of those products following our acquisition of Daiichi upon the September 28, 2005 completion of the joint share transfer.

Principal pharmaceutical products for which we hold marketing and other rights pursuant to licensing agreements are as follows:

•	Panaldine ®, an oral antiplatelet agent widely used in hospitals. Antiplatelet agents act to reduce blood clotting in arteries, veins, and the heart. Panaldine ®is sold directly by us in Japan pursuant to a grant from Sanofi-Aventis of the exclusive right to market the product and to use associated trademarks. The Panaldine ® grant continues for two year terms unless terminated by either party upon one year’s prior notice. Panaldine ® no longer enjoys patent protection in Japan. Panaldine ®’s known side effects include serious liver damage and agranulocytosis. The principal products which compete with Panaldine ® include Ono Yakuhin’s Opalmon ®, Otsuka’s Pletaal ®, and Mitsubishi’s Anplag ®. Panaldine ® was launched in 1981. Sales of Panaldine ® accounted for approximately 1.8% of net revenue in the year ended March 31, 2006.

•	Venofer ®, a drug for the treatment of iron deficiency anemia administered through intravenous injection, and marketed by our consolidated subsidiary Luitpold Pharmaceuticals, Inc. in the United States. Patent protection has expired in the United States with respect to the basic compound of Venofer ®. Venofer ®’s known side effects include low blood pressure, cramps and nausea. The principal product which competes with Venofer ® is Watson Pharmaceutical’s Ferrlecit ®. Sales of Venofer ® accounted for approximately 3.0% of net revenue in the year ended March 31, 2006. Venofer ® was launched in the United States in 2000.

•	Artist ®, an orally administered long-acting beta-blocker for treating hypertension, angina, and chronic cardiac insufficiency. Beta-blockers are medications that slow heart rate, lower blood pressure, control angina and protect patients with prior heart attacks from future heart attacks. Artist ® is marketed directly in Japan under a license granted by Roche to use the Artist ® trademark, which is valid for as long as we continue to market the product in Japan under that trademark. Artist ® no longer enjoys patent protection in Japan. Sales of Artist ® accounted for approximately 1.2% of net revenue in the year ended March 31, 2006.

•	WelChol ®, an orally administered antihyperlipidemic agent for lowering cholesterol developed in collaboration with GelTex Pharmaceuticals, Inc. (now Genzyme) and marketed by Daiichi Sankyo, Inc. pursuant to license from Genzyme in the United States. Genzyme has granted to Daiichi Sankyo, Inc. an exclusive, irrevocable right to manufacture and sell WelChol ® in the United States in exchange for royalty payments calculated with reference to actual sales. The term of our license continues until the termination of patent rights with respect to the product. Sales of WelChol® accounted for approximately 1.9% of net revenue in the year ended March 31, 2006.

•	Kremezin ®, an orally administered treatment for chronic renal failure developed by Kureha Chemical Industries and distributed directly, and promoted jointly with Sanwa Kagaku Kenkyusho Co., Ltd., in Japan. Kureha has granted Sankyo an exclusive license to sell the product in Japan. The term of our license continues for successive one-year periods unless terminated in advance by either us or Kureha upon six months prior notice. Kremezin ® no longer enjoys patent protection in Japan. Sales of Kremezin ® accounted for approximately 1.7% of net revenue in the year ended March 31, 2006.

•	Zyrtec ®, an oral anti-allergy medication sold by us in Japan pursuant to license from UCB Japan. Zyrtec ® is patent-protected in Japan through 2007. Sales of Zyrtec ® accounted for approximately 0.9% of net revenue in the year ended March 31, 2006.

•	Mobic ®, an oral non-steroidal anti-inflammatory agent, which is a medication that reduces inflammation but is not a steroid and so does not cause certain side effects associated with steroids. We have had exclusive marketing rights with respect to Mobic ® in Japan since July 2004 pursuant to a grant of the exclusive right to market the product from Nippon Boehringer Ingelheim. The term of the grant extends through 2009 and is then automatically renewed for one-year periods unless terminated by either party upon one year’s prior notice. Mobic ® no longer enjoys patent protection in Japan. Sales of Mobic ® accounted for approximately 0.7% of net revenue in the year ended March 31, 2006.

The percentage of net revenue figures provided above for the Daiichi products Panaldine ®, Artist ®, Zyrtec ® and Mobic ® only reflect the sales of those products following our acquisition of Daiichi upon the September 28, 2005 completion of the joint share transfer.

The foregoing fifteen highest-selling products accounted for approximately 58.3% of net revenue in the year ended March 31, 2006, including 18.7% attributable to Mevalotin ®.

Marketing

Our marketing activities include direct marketing, marketing of products manufactured by third parties through licensing-in arrangements, and licensing of our products to third parties for marketing by such entities. The largest portion of our products is marketed directly by our Japanese and global group companies.

Japan

In Japan, we have an extensive sales force that promotes products to healthcare providers such as doctors, pharmacists, hospitals and government agencies. As of March 31, 2006, we had approximately 2,500 medical representatives in Japan and were adding additional representatives to increase sales of olmesartan following its launch. We sell our products to multiple wholesalers who make direct sales to healthcare providers and also often engage in collaborative marketing efforts with our direct sales force. In addition to marketing our own products, we also enter into co-promotion agreements with other manufacturers.

Overseas Markets

In overseas markets, we are seeking to leverage our increased scale following the recent integration of the U.S. operations of Daiichi and Sankyo. In connection with the promotion of olmesartan (marketed as Benicar ®) in particular, we have been expanding our overseas marketing efforts. As of March 31, 2006, we had approximately 900 medical representatives in the United States and 820 in Europe. We also have a variety of co-marketing and co-promotion arrangements in various markets. Historically, our predecessors had conducted significant overseas sales by licensing products to other pharmaceutical companies. In the United States for example, pravastatin is licensed to Bristol-Myers Squibb and levofloxacin is licensed to Johnson & Johnson. Licensing arrangements typically generate revenue both through royalty fees and through bulk sales of product to the licensee.

Prior to the joint share transfer, Sankyo recorded sales to Bristol-Myers Squibb of ¥92.6 billion, or 15.4% of net revenue in the year ended March 31, 2004, and sales of ¥70.5 billion, or 12.0% of net revenue in the year ended March 31, 2005. Sankyo also recorded sales of ¥65.0 billion, or 11.0% of net revenue in the fiscal year ended March 31, 2005, to Alfresa Pharma Corporation, one of Japan’s largest pharmaceutical wholesalers. Following the joint share transfer, Daiichi Sankyo recorded sales to Alfresa Pharma of ¥83.3 billion, or 10.9% of net revenue, in the year ended March 31, 2006.

Research and Development

We place great importance on the research and development of new pharmaceutical products. We have concentrated our management resources on identifying new world-class drugs which are drugs that we believe have the potential for, or have demonstrated success in, establishing consistent sales in multiple markets throughout the world and bringing them to market as quickly as possible, focusing on six key fields: cardiovascular disease, glucose metabolic disorders, immune/allergic disorders, bone/articular disorders, cancer and infectious diseases. For the fiscal year ended March 31, 2006, consolidated R&D expenses were ¥166.1 billion, constituting 21.6% of net revenue. This ¥166.1 billion of consolidated R&D expenses included ¥38,059 million of acquired in-process research and development assets of Daiichi written off, in accordance with the purchase method of accounting under U.S. GAAP, following the September 28, 2005 acquisition of Daiichi through the joint share transfer.

In October 2005, we established a global committee to oversee our entire drug development process and we subsequently combined the development organizations of Daiichi and Sankyo in both Europe and the United States in April 2006. We believe these steps have already streamlined our decisionmaking process and have led us to prioritize several product candidates we deem most promising while also cancelling some development programs that we concluded were subject to greater uncertainty.

The five product candidates our global committee has designated as top-priority projects are:

•	CS-747 (prasugrel), an antiplatelet agent designed to treat acute coronary syndrome;

•	DU-176b, an oral factor-Xa inhibitor designed to treat atrial fibrillation and venous thromboembolism;

•	CS-8663, a combination drug, containing the antihypertensive agents olmesartan and amlodipine, designed to treat hypertension;

•	DJ-927, a taxane derivative designed to treat cancer; and

•	DZ-697b, an antiplatelet agent designed to treat cerebral infarction and acute coronary syndrome.

As an additional means of strengthening our R&D activities and improving our access to U.S. and European life science companies, we announced in early September 2006 our plans to invest $60 million in a United States limited partnership healthcare venture fund, Kearney Venture Partners 2006 L.P.

Clinical Development Pipeline

The following describes the clinical development state of various compounds in our research and development pipeline as of March 31, 2006. The tables include the compounds to which we have development rights that have progressed to clinical trials. Due to the uncertainties and difficulties of the drug development process, however, it is not unusual for compounds to be terminated as they pass through development, even after the initiation of clinical trials. Except as noted, for internally developed candidates in clinical trials, we have typically applied for or obtained composition patents in Japan and other major countries such as the U.S. and countries in the EU. Such patents are generally valid for 17 to 20 years, depending on the jurisdiction and the date when the original application was filed. In addition, in some circumstances, the companies may be granted extensions of up to five years on their patents. For licensed candidates, the licensor has typically obtained such patents and granted us exclusive development rights in the territories covered by the license subject to meeting specified development milestones.

Cardiovascular Diseases

Compound	Origin	Indication (Effect/Mechanism)	Stage of Development
			Japan	U.S./EU
DZ-697b	Daiichi	Antiplatelet	Phase I (P-I) preparation	P-I
HGF DNA plasmid	AnGes MG	Coronary arterial diseases (vascular regeneration therapy)	P-I preparation	P-I
		Peripheral arterial diseases (vascular regeneration therapy)	Phase III (P-III)	Phase II (P-II)
CS-3030	Sankyo	Oral factor Xa inhibitor		P-I preparation
CS-747	Sankyo, Ube Industries	Acute coronary syndrome (antiplatelet)	P-I	P-III
CS-866AZ	Sankyo	Antihypertension (olmesartan, azelnidipine)	P- II
DU-176b	Daiichi	Oral factor Xa inhibitor	P-II	P-II
CS-9803	KAI Pharmaceuticals	Delta PKC inhibitor		P-I/II
SUN4936h	Daiichi Asubio	Acute heart failure (a -human atrial natriuretic peptide)	Launched	P-II
CS-866RN	Sankyo	Chronic glomerulonephritis (olmesartan)	P-II
CS-866CMB	Sankyo	Antihypertension (olmesartan, hydrochlorotiazide)	P-II	Launched (9/03)(U.S.) Launched (6/05)(EU)
CS-8663	Sankyo	Antihypertension (olmesartan, amlodipine)		P-III

CS-866DM	Sankyo	Diabetic nephropathy (olmesartan)	P-III

DZ-697b is a new antiplatelet agent used to treat ischemic diseases, which are diseases relating to dysfunction in blood supply and flow. The compound was discovered by Daiichi and is being developed by Daiichi in Japan, the United States and the EU. Daiichi has applied for patents in Japan and other major countries such as the U.S. and countries in the EU with respect to the compound and other patent rights (such as rights with respect to the production process and specific methods of use). The compound is currently in preparation for Phase I clinical trials in Japan and is in Phase I clinical trials in the United States and the EU. Both within and outside of Japan, we expect that products based on this compound will compete with other antiplatelet agents.

HGF DNA plasmid is used in blood vessel regeneration therapy for the treatment of peripheral arterial diseases, which are diseases in which artery wall linings gradually narrow and rough clots form in the arteries due to a build up of cholesterol or plaque. The compound was discovered by AnGes MG, Inc., which owns the underlying rights to the compound and is responsible for development thereof. Pursuant to an agreement, Daiichi has exclusive marketing rights in Japan, the U.S. and the EU. With respect to uses of the compound to treat peripheral arterial diseases, the compound is in Phase III clinical trials in Japan and Phase II clinical trials in the United States. With respect to its use to treat ischemic heart diseases, which are heart diseases caused by narrowing of the coronary arteries and decreased blood flow to the heart, the compound is in preparation for Phase I clinical trials in Japan, and is in Phase I clinical trials in the United States.

CS-3030 is an oral direct Factor Xa inhibitor used to treat deep vein thrombosis, or blood clots, and pulmonary embolism. Factor Xa inhibitors are medications that selectively block the formation of blood clots. The compound was discovered by Sankyo and is being developed by Sankyo in Japan, the United States and the EU. The compound is currently in preparation for Phase I clinical trials in the United States and the EU. We expect to directly market products based on CS-3030 in Japan, the United States and Europe. Both within and outside of Japan, we currently expect that products based on this compound will have no oral factor Xa inhibitor competitors.

CS-747 is an antiplatelet agent used to treat ischemic diseases, which are diseases relating to dysfunction in blood supply and flow. The compound was discovered by Sankyo and Ube Industries and is being developed by Sankyo in Japan. The compound is being co-developed by Sankyo and Eli Lilly in the United States and the EU. Eli Lilly, in collaboration with Sankyo, is responsible for regulatory submissions in the U.S. and the rest of the world excluding Japan. Development costs are being shared equally. The compound is currently in Phase I clinical trials in Japan and Phase III clinical trials in the United States and the EU. Sankyo expects to directly market products based on CS-747 in Japan, the United States and the United Kingdom, and we have granted the right to market such products in the United States and Europe to Eli Lilly and Company. Eli Lilly has exclusive worldwide rights to develop and market CS-747, except in Japan and certain Middle Eastern countries. Sankyo and Eli Lilly will co-promote the product in the U.S. and certain countries in the EU, whereas in other countries Sankyo and Eli Lilly will co-market the product. Within Japan, Sankyo expects that products based on this compound will compete with Daiichi’s Panaldine ® and Sanofi-Aventis’s Plavix ®. Outside of Japan, we expect that products based on this compound will compete with Sanofi-Aventis’s Plavix ®.

CS-866AZ is a combination angiotensin II (type 1 receptor) blocker (ARB) and calcium channel blocker used to treat hypertension. The compound was discovered and is being developed by Sankyo. The compound is currently in Phase II clinical trials in Japan. Within Japan, we expect that products based on this compound will have no competitors.

DU-176b is an oral Factor Xa inhibitor used to prevent or to treat infarction and thromboembolism. Factor Xa inhibitors are medications that selectively block the formation of blood clots. The compound was discovered by Daiichi and is being developed by Daiichi in Japan, the United States and the EU. Daiichi has applied for patents in Japan and other major countries such as the U.S. and countries in the EU with respect to the compound and other patent rights (such as rights with respect to the production process and specific methods of use). The compound is currently in Phase II clinical trials in Japan and Phase II clinical trials in the United States and the EU. Daiichi expects to directly market products based on DU-176b in Japan, the United States and the EU. Both within and outside of Japan, we expect that products based on this compound will compete with warfarin.

CS-9803 is a delta PKC inhibitor used to reduce reperfusion injury in acute myocardial infarction patients undergoing revascularization procedures. CS-9803 is a small peptide that works by inhibiting the translocation of delta PKC to its specific intracellular receptor. Delta PKC activation during reperfusion initiates the molecular processes for cell death which ultimately leads to inflammation and damage in the heart or the brain during a stroke. The compound was discovered by KAI Pharmaceuticals, Inc. and is being co-developed by Sankyo with KAI Pharmaceuticals. The compound is currently in Phase I/II clinical trials in the United States. Sankyo expects to directly market products based on CS-9803 in the United States and the EU. Outside of Japan, we expect that products based on this compound will have no competitors.

SUN 4936h is an alpha-human atrial natriuretic peptide used to treat acute heart failure. Alpha-human atrial natriuretic peptide is a hormone secreted by the heart which acts on the kidney to promote urine production and the excretion of sodium by the kidneys. The compound is being developed by Daiichi Asubio Pharma and jointly, with respect to the United States, by Astellas US. Daiichi Asubio Pharma has patents with respect to the compound in Japan and in other major countries such as the U.S. and countries in the EU. The compound is currently in Phase II clinical trials in the United States. Daiichi is marketing the compound in Japan, and has granted the right to market it in the U.S. and the EU to Astellas US. Within Japan, we expect that products based on this compound will compete with diuretic agents and medications that increase blood flow such as furosemide. Outside of Japan, we expect that products based on this compound will compete with nesiritide.

CS-866RN is an angiotensin II (type 1 receptor) blocker (ARB), with one indication for the treatment of hypertension. CS-866RN was discovered and is being further developed by Sankyo as a treatment for chronic glomerulonephritis, an inflammatory disorder of the glomeruli of the kidney, often due to the buildup of immune complexes. The compound is currently in Phase II clinical trials in Japan. Within Japan, we expect that products based on this compound will have no competitors.

CS-866CMB is a combination angiotensin II (type 1 receptor) blocker (ARB) and diuretic used to treat hypertension. Diuretics are substances that increase the flow of urine from the body and are used to treat high blood pressure and fluid retention by increasing the elimination of salt and water from the kidneys. The compound was discovered and is being developed by Sankyo. The compound is currently in Phase II clinical trials in Japan. In September 2003, the compound was launched in the United States. The compound was also launched in Germany in June 2005. Sankyo expects to directly market products based on CS-866CMB in Japan, the United States and Europe, and has granted the right to market such products in Europe to Menarini. Within Japan, we expect that products based on this compound will have no competitors. Outside of Japan, we expect that products based on this compound will compete with Novartis’s Diovan HCT ®.

CS-8663 is a combination angiotensin II (type 1 receptor) blocker (ARB) and calcium channel blocker used to treat hypertension. The compound was discovered and is being developed by Sankyo. The compound is currently in Phase III clinical trials in the United States and the EU. Outside of Japan, we expect that products based on this compound will have no competitors.

CS-866DM is an angiotensin II (type 1 receptor) blocker (ARB), with one indication for the treatment of hypertension. CS-866DM was discovered and is being further developed by Sankyo as a treatment for diabetic nephropathy, abnormal functioning of the kidney caused by diabetes. The compound is currently in Phase III clinical trials in Japan. Within Japan, we expect that products based on this compound will compete with Banyu’s Nu-LOTAN ®.

Glucose Metabolic Disorders

Compound	Origin	Indication (Effect/Mechanism)	Stage of Development
			Japan	U.S./EU
CS-011	Sankyo	Antidiabetic (glitazone type agent)	P-I preparation	P-II

CS-917	Sankyo, Metabasis Therapeutics, Inc.	Antidiabetic (gluconeogenesis inhibitor)		P-II

SUN E7001	Daiichi Asubio	Diabetes mellitus (GLP-1)	P-I

WelChol ® DM	Genzyme Corporation	Antidiabetic		P-III

CS-011 is a glitazone agent used to treat diabetes. Glitazone agents are members of a class of diabetes medications called thiazolidinediones, which act against insulin resistance by making muscle cells more sensitive to insulin. The compound was discovered and is being developed by Sankyo. The compound is currently in preparation for Phase I clinical trials in Japan and has concluded Phase II clinical trials in the United States. Sankyo expects to directly market products based on CS-011 in Japan, the United States and the EU. Both within and outside of Japan, we expect that products based on this compound will compete with Takeda Pharmaceutical’s Actos ®.

CS-917 is a gluconeogenesis inhibitor used to treat diabetes. Gluconeogenesis inhibitors inhibit the body from forming glucose from protein within the liver. The compound was discovered by Sankyo and Metabasis Therapeutics, Inc. and is being developed by Sankyo in collaboration with Metabasis in the United States and the EU. Sankyo is responsible for development of CS-917 in Japan, the United States and the EU. The compound is currently in Phase II clinical trials in the United States. Sankyo expects to directly market products based on CS-917 in Japan, the United States and the EU, and Metabasis has the option to co-promote the product in North America. We expect that products based on this compound will have no competitors outside of Japan.

SUN E7001 is a nasal powder spray of glucagon-like peptide 1(7-36) used to treat type II diabetes mellitus. A glucagon-like peptide is a protein fragment similar to glucagon, a protein secreted by the pancreas to stimulate the liver to produce glucose, a simple sugar that is the main source of energy for the body. Diabetes mellitus is a disease in which the body is unable to use sugar for growth and energy for daily activities. The compound was discovered by and is being developed by Daiichi Asubio Pharma. Daiichi Asubio Pharma applied for a patent with respect to the compound-related intranasal formulation in Japan and in other major countries such as the U.S. and countries in the EU. The compound is currently in Phase I clinical trials in Japan. Within Japan, we expect that products based on this compound will compete with glucagons-like peptide-1 derivatives and diabetic agents such as pioglitazone.

WelChol ® DM is a bile acid sequestrant used to treat diabetes. Bile acid sequestrants bind with bile acids in the intestine and carry them out of the body, thus preventing their reabsorption from the digestive system. Preventing the reabsorption of bile acids causes the body to use more cholesterol to make more bile acids, resulting in lower overall levels of cholesterol in the body. The compound was discovered by Genzyme Corporation and was launched in 2000 as an antihyperlipidemic agent. Currently, WelChol ® DM is being developed by Daiichi Sankyo, Inc. in the United States for use in treating diabetes. The compound is currently in Phase III clinical trials in the United States. Sankyo expects to directly market products based on WelChol ® DM for use in treating diabetes in the United States. We expect that products based on this compound for use in treating diabetes will have no competitors outside of Japan.

Bone/Articular Disorders

Compound	Origin	Indication (Effect/Mechanism)	Stage of Development
			Japan	U.S./EU
OCIF	Sankyo	Osteoporosis		Pre-clinical study

CS-706	Sankyo	Anti-inflammatory and analgesic (COX-2 inhibitor)		P-II

SUN E3001	Daiichi Asubio	Osteoporosis (human parathyroid hormone)	P-II

CS-600G	Sankyo	Anti-inflammatory and analgesic (loxoprofen gel)	P-III preparation

OCIF is a secreted protein used to treat osteoporosis. The compound was discovered by and is being developed by Sankyo. The compound is currently in pre-clinical study. Sankyo expects to directly market products based on OCIF in the U.S. and the EU. Outside of Japan, we expect that products based on this compound will have no competitors.

CS-706 is a COX-2 inhibitor used as an anti-inflammatory and an analgesic. COX-2 inhibitors are non-steroid anti-inflammatory drugs that specifically inhibit the effect of an enzyme known as cyclooxygenase-2 (COX-2), which is an enzyme that makes hormone-like substances in the body that cause inflammation, pain and fever. Analgesics are medications that relieve pain. The compound was discovered by and is being developed by Sankyo. The compound is currently in Phase II clinical trials in the United States. We expect that products based on this compound will compete with Pfizer’s Celebrex ® outside of Japan.

SUN E3001 is a human parathyroid hormone (1-34) used to treat osteoporosis. Human parathyroid hormone itself is a known compound. Human parathyroid hormone is a hormone synthesized and released by the parathyroid gland which controls the distribution of calcium and phosphate in the bones. Daiichi Asubio Pharma applied for a patent with respect to the compound-related intranasal formulation in Japan and in other major countries such as the U.S. and countries in the EU. Daiichi Asubio Pharma has granted Chugai Pharmaceutical Co. Ltd. worldwide rights to develop and market the formulation. The formulation is currently in Phase II clinical trials in Japan. Within Japan, we expect that products based on this formulation will compete with anti-osteoporosis drugs such as Fosamac ® and Evista®.

CS-600G is a loxoprofen gel used as an anti-inflammatory and an analgesic. The compound was discovered by Sankyo and is being formulated by Toko Yakuhin Kogyo Co., Ltd. The compound is currently in preparation for Phase III clinical trials in Japan. Sankyo expects to directly market products based on CS-600G in Japan. We expect that products based on this compound will compete with Novartis’s Voltaren Gel ® inside Japan.

Immune/Allergic Disorders

Compound	Origin	Indication (Effect/Mechanism)	Stage of Development
			Japan	U.S./EU
CS-0777	Sankyo	Auto-immune disease (immunosuppressant)		P-I preparation

DW-908e	Daiichi	VLA-4 inhibitor	P-I preparation	P-I

CS-712	Sankyo	Cedar pollen pollinosis (oral immune desensitization)	P-II

CS-0777 is an oral immunosuppressant used to treat rheumatoid arthritis, psoriasis, multiple sclerosis and the prevention of organ transplantation-graft rejection. Immunosuppressants act to reduce or halt the body’s immune responses. The compound was discovered by and is being developed by Sankyo. The compound is currently in preparation for phase I clinical trials in the United States and the EU. Outside of Japan, we expect that products based on this compound will have no competitors.

DW-908e is a VLA-4 inhibitor used to treat allergy symptoms. VLA-4 inhibitors prevent the leakage of white blood cells from the circulatory system to allergy and inflammation sites following allergic reactions and other inflammation. Daiichi has applied for patents in Japan and other major countries such as the U.S. and countries in the EU with respect to the compound and other patent rights (such as rights with respect to the production process and specific methods of use). The compound is currently in preparation for Phase I clinical trials in Japan and is in Phase I clinical trials in the United States and the EU. Daiichi expects to directly market products based on DW-908e in Japan, the United States and the EU. Both within and outside Japan, we expect that products based on this compound will compete with montelukast and pranlukast.

CS-712 is an oral immune desensitization agent used to treat cedar pollen pollinosis. Immune desensitization agents suppress the normal functioning of the immune system. Cedar pollen pollinosis is an allergic reaction to the pollen of cedar trees, which are widespread in Japan. The compound was discovered by Sankyo and is being developed by Sankyo together with technical collaboration from Hayashibara Biochemical Laboratories. The compound is currently in Phase II clinical trials in Japan. Sankyo expects to directly market products based on CS-712 in Japan. We expect that products based on this compound will have no competitors inside Japan.

Cancer

Compound	Origin	Indication (Effect/Mechanism)	Stage of Development
			Japan	U.S./EU
CS-1008	Sankyo, University of Alabama	Antineoplastic antibody (anti-DR5 antibody)		P-I preparation

DJ-927	Daiichi	Expected for a wide range of cancers (taxane derivative)	P-I	P-II

CS-7017	Sankyo	Antineoplastic (PPAR g activator)		P-I

CS-1008 is an anti-DR5 antibody that is used as an antineoplastic antibody in the treatment of cancer. Antineoplastic antibodies are medications that prevent, kill or block the growth or spread of neoplastic cells, or cancer cells. The compound was discovered by Sankyo and the University of Alabama and is being developed by Sankyo. The compound is currently in preparation for Phase I clinical trials in the United States. Sankyo expects to directly market products based on CS-1008 in the United States and the EU. We expect that products based on this compound will have no competitors outside of Japan.

DJ-927 is an anti-cancer agent discovered and developed internally which is expected to be effective against a wide range of cancers. DJ-927 is a derivative of taxane, a medication used to treat cancer by stopping cell division. The compound is currently in Phase I clinical trials in Japan and Phase II clinical trials in the United States and Europe. Notably, the compound can be taken orally. Daiichi holds certain patents with respect to DJ-927 in Japan and other major countries such as the U.S. and countries in the EU and has also applied for other patents in those jurisdictions. Both within and outside of Japan, we expect that products based on this compound will compete with paclitaxel and docetaxel.

CS-7017 is a PPAR g activator that is used as an antineoplastic in the treatment of cancer. PPAR g activators are drugs that activate types of proteins that are intimately connected to cellular metabolism and are generally used in the treatment of diabetes. There is a correlation between PPAR g activation and inhibition of cell formation. The compound was discovered by and is being developed by Sankyo. The compound is currently in Phase I clinical trials in the United States and the EU. Sankyo expects to directly market products based on CS-7017 in the United States and the EU. Outside of Japan, we expect that products based on this compound for use in the treatment of cancer will have no competitors.

Infectious Diseases

Compound	Origin	Indication (Effect/Mechanism)	Stage of Development
			Japan	U.S./EU
DC-159a	Daiichi	New quinolone	P-I preparation	P-I preparation

DX-619	Daiichi	New quinolone	P-I preparation	P-I

CS-8958	Sankyo	Anti-influenza	P-I preparation	P-I

CS-758	Sankyo	Azole antifungal		P-I

DU-6859a	Daiichi	New quinolone	P-III	P-II

CS-023	Sankyo	Carbapenem type antibiotic	P-II	P-II

SUN A0026	Daiichi Asubio	Penem type antibiotic		Registration

DF-098	Sanofi Pasteur	Prevention of Haemophilus influenzae type b invasive infections (Hib vaccine)	Registration

DC-159a is a new quinolone agent with broad spectrum. Daiichi has applied for patents in Japan and other major countries such as the U.S. and countries in the EU with respect to the compound and other patent rights (such as rights with respect to the production process and specific methods of use). The compound was discovered by and is being developed by Daiichi. The compound is currently in preparation for Phase I clinical trials in Japan, the United States and the EU. Daiichi expects to directly market products based on DC-159a in Japan, the United States and the EU. Both within and outside Japan, we expect that products based on this compound will compete with antibacterial agents with broad spectrum.

DX-619 is a new quinolone agent for drug-resistant bacteria. Daiichi has applied for patents in Japan and other major countries such as the U.S. and countries in the EU with respect to the compound and other patent rights (such as rights with respect to the production process and specific methods of use). The compound was discovered by and is being developed by Daiichi. The compound is currently in preparation for Phase I clinical trials in Japan and is in Phase I clinical trials in the United States and the EU. Daiichi expects to directly market products based on DX-619 in Japan, the United States and the EU. Both within and outside Japan, we expect that products based on this compound will compete with vancomycin, teicoplanin and linezolid.

CS-8958 is used to treat influenza. The compound was discovered by and is being developed by Sankyo. Sankyo plans collaborative clinical trials with Biota for proof of concept study. The compound is currently in preparation for Phase I clinical trials in Japan and is in Phase I clinical trials in the United States and the EU. CS-8958 will be offered to prospective licensing partners for further development and marketing. Both within and outside Japan, we expect that products based on this compound will compete with GlaxoSmithKline’s Relenza ®.

CS-758 is an azole antifungal agent. Azole antifungal agents are used to treat serious fungus infections that may occur in different parts of the body. The compound was discovered by and is being developed by Sankyo. The compound is currently in Phase I clinical trials in the United States. CS-758 will be offered to prospective licensing partners for further development and marketing in the United States and the EU. We expect that products based on this compound will compete with Pfizer’s Diflucan ® outside of Japan.

DU-6859a is a new quinolone antibiotic that, like previous quinolone agents, acts to kill or inhibit bacteria, but which has fewer negative side effects, such as, among others, hypersensitivity to light and damage to the heart. The compound was discovered by and is being developed by Daiichi. Daiichi holds patents in Japan and other major countries such as the U.S. and countries in the EU with respect to the compound, production process and specific methods of use. The primary indication for DU-6859a being developed in Japan, where the compound is in Phase III clinical trials, is general bacterial infections. In the United States, where the compound is in Phase II clinical trials, the indication in development is severe and drug- resistant bacterial infections. The formulation is oral in Japan and is injectable in the United States. Daiichi expects to directly market products based on DU-6859a in Japan and the United States. We expect that products based on this compound will compete with moxifloxacin in Japan and ciprofloxacin in the United States.

CS-023 is a carbapenem antibacterial agent. Carbapenem antibacterial agents are antibiotic drugs derived from the organism Streptomyces cattleya. The compound was discovered by and is being developed by Sankyo. The compound is currently in Phase II clinical trials in Japan and in Phase II clinical trials in the United States and the EU. Sankyo expects to directly market products based on CS-023 in Japan and has granted the right to market such products in the United States and the EU to F.Hoffman-La Roche Ltd. Within Japan, we expect that products based on this compound will compete with Banyu Pharmaceutical’s Tienem ®. Outside of Japan, we expect that products based on this compound will compete with Merck’s Primaxin ®.

SUN A0026 is a penem type antibiotic agent used to treat bacterial infections. Unlike conventional penicillin type antibiotics, which are based on natural substances synthesized by micro-organisms, penem type antibiotics are synthetically designed antibiotic compounds. The compound was discovered by Daiichi Asubio Pharma, and is being developed with respect to the U.S. by Replidyne, Inc. Daiichi Asubio Pharma applied for a patent in Japan and in other major countries including the U.S. and countries in the EU. Daiichi Asubio Pharma has granted the right to market the compound in the U.S. and the EU to Replidyne, Inc. Replidyne submitted a new drug application in the United States in December 2005. Outside of Japan, we expect that products based on this compound will compete with oral ß-lactam antibiotics including Augmentin ®. SUN A0026 is a prodrug, or a drug that undergoes biotransformation before exhibiting its pharmacological effects, of faropenem sodium, which was launched in Japan in 1997.

DF-098 is a vaccine against haemophilus influenza type b for pediatric use. Haemophilus influenza is an invasive disease that usually strikes children under five years old, producing any of several clinical syndromes, including meningitis and pneumonia. DF-098 is being developed jointly by Daiichi and Sanofi Pasteur for marketing in Japan based on a compound originally discovered by Sanofi Pasteur. Daiichi will conduct clinical trials in Japan and combine the results thereof with data provided by Sanofi from clinical trials conducted by it outside of Japan. Daiichi submitted a new drug application in Japan in March 2003. Daiichi does not have rights to market products based on DF-098 outside Japan. Within Japan, we expect that products based on this compound will have no competitors.

Other

Compound	Origin	Indication (Effect/Mechanism)	Stage of Development
			Japan	U.S./EU
SUN11031	Daiichi Asubio	Anti-anorexia nervosa (U.S., EU)	P-I	P-I preparation
Cachexia (Japan)

SUN N8075	Daiichi Asubio	Acute ischemic stroke (Na/Ca channel dual blocker)	P-I preparation	P-I

CS-011	Sankyo	Dry eye	P-I preparation

SUN 4057	Daiichi Asubio	Acute ischemic stroke		P-II

CS-088	Sankyo	Antiglaucoma (angiotensin II blocker (ARB))	P-II	P-II

KMD-3213 (silodosin)	Kissei Pharmaceutical Co., Ltd.	Dysuria associated with benign prostatic hyperplasia (selective alpha-1A blocker)	China: P-II

SUN0588r	Daiichi Asubio	Hyperphenylalaninemia		P-III

SUN Y7017	Merz Pharma	Mild to moderate and severe dementia of Alzheimer’s type	Mild to moderate: P-III

Severe: P-III

DL-8234	Toray Industries, Inc.	FERON; additional indication for hepatitis with Ribavirin	P-III

CS-1401E	Janssen Pharmaceutical K.K.	Pain relief during anesthesia	P-III

DD-723	GE Healthcare	Ultrasound contrast media	Registration

SUN11031 is an endogenous peptide known as Ghrelin. It is a potent stimulator of growth hormone release. The compound is being developed by Daiichi Asubio Pharma in Japan, the United States and the EU as a therapeutic agent for cachexia, or extreme weight loss, in various diseases in Japan and for anorexia nervosa in the United States and the EU. The compound is currently in Phase I clinical trials in Japan and is in preparation for Phase I clinical trials in the United States and the EU. Both within and outside of Japan, we expect that products based on this compound will have no competitors.

SUN N8075 is a Na/Ca channel dual blocker with antioxidant actions used to treat acute ischemic stroke. Na/Ca channel blockers are drugs that prevent sodium and calcium ions, needed for muscle contraction, from entering the cells of certain muscles, including heart muscles. Antioxidant actions limit cellular damage caused by destructive fragments of oxygen that can be released when tissue is injured, such as during the progression of heart disease. The compound was discovered by and is being developed by Daiichi Asubio Pharma. Daiichi Asubio Pharma applied for a patent and other patent rights, such as synthetic methods, with respect to the compound in Japan and in other major countries such as the U.S. and countries in the EU. The compound is currently in preparation for Phase I clinical trials in Japan and is in Phase I clinical trials in the United States. Within Japan, we expect that products based on this compound will compete with Radicut ®. Outside of Japan, there are currently no launched products that compete with products based on this compound.

CS-011 is a glitazone agent used as an ophthalmic treatment for corneal and conjunctival epithelial disorders, including dry eye. Glitazone agents are members of a class of diabetes medications called thiazolidinediones, which act against insulin resistance by making muscle cells more sensitive to insulin. The compound was discovered by Sankyo. Sankyo will manufacture and supply the bulk material, and Santen will develop, manufacture and market the product as an ophthalmic treatment for corneal and conjunctival epithelial disorders, including dry eye. Sankyo has the option to co-promote the product in Japan. The compound is currently in preparation for Phase I clinical trials in Japan. Within Japan, we expect that products based on this compound will have no competitors.

SUN N4057 is a serotonin 1A receptor agonist used to treat acute ischemic stroke. Receptor agonists mimic a specific neurotransmitter, attaching to that transmitter’s receptor and thereby producing the same effect that the neurotransmitter usually produces. Medications are often designed as receptor agonists to treat disorders in which the original chemical that normally attaches to the neurotransmitter’s receptor is depleted or missing. The serotonin 1A receptor is a specific receptor related to serotonin, a neurotransmitter involved in pain disorders and emotional perceptions. In recent years, several serotonin 1A receptor agonists have been reported to show a tendency to protect the body’s nervous system against infarction, which is tissue death due to lack of oxygen-rich blood, in animal testing. SUN N4057, as a selective and potent serotonin 1A agonist, is expected to prevent neuronal death in the brain following ischemic stroke, which is a stroke caused by the blocking of an artery in the brain by a blood clot. The compound was discovered and is being developed by Daiichi Asubio Pharma. Daiichi Asubio Pharma applied for a patent with respect to the compound in Japan and in other major countries such as the U.S. and countries in the EU. The compound is currently in Phase II clinical trials in the United States and the EU. Outside of Japan, there are currently no launched products that compete with products based on this compound.

CS-088 is an angiotensin II (type 1 receptor) blocker (ARB) used to treat glaucoma. The angiotensin II (type 1 receptor) blockers (ARBs) are a group of pharmaceuticals which modulate the hormone system that helps regulate long-term blood pressure and blood volume in the body. The compound was discovered by Sankyo and is being co-developed by Sankyo with Santen Pharmaceuticals for use as an eye-drop. Sankyo conducted Phase I trials in Japan, and Santen Pharmaceuticals is currently conducting further clinical trials in Japan, the U.S. and the EU. The compound is currently in Phase II clinical trials in Japan and the United States. Sankyo has granted the right to market such products in Japan, the United States and the EU to Santen, although Sankyo retains the option to co-market such products in Japan. Both within and outside of Japan, we expect that products based on this compound for use in treating glaucoma will have no competitors.

KMD-3213 (silodosin) is a selective alpha-1A blocker, which is used to treat dysuria, a urinary dysfunction, associated with non-cancerous enlargement of the prostate, or benign prostatic hyperplasia. The term “alpha blocker” designates a medication that blocks the effects on muscles of impulses sent to those muscles by the body’s nervous system. Selective alpha-1A blockers are a class of alpha blockers that selectively affect only the muscle of the prostate connecting tissue but not those muscles that surround blood vessels. The compound was discovered by Kissei Pharmaceutical Co., Ltd. and is being developed by Daiichi in China. Daiichi also has been granted exclusive rights to market the product in China. The compound is in Phase II clinical trials in China. Within China, we expect that products based on this compound will compete with tamsulosin.

SUN0588r is used to treat hyperphenylalaninemia, an inherited metabolic disease caused by a deficiency of the enzyme phenylalanine hydroxylase. Insufficient quantities or reduced activities of the enzyme result in elevated levels of phenylalanine in the blood, which can result in serious neurological damage. The compound was discovered by Daiichi Asubio Pharma and is sold in Japan by Maruho Co., Ltd. as Biopten ®. The compound is being developed by BioMarin Pharmaceutical Inc. in the U.S. and is in Phase III clinical trials. Within the U.S., we expect that products based on this compound will have no competitors.

SUN Y7017 is an NMDA receptor antagonist used to treat dementia of the Alzheimer’s type. Receptor antagonists inhibit the normal functioning of receptors, which are sites on nerve cells that receive specific messages from the nervous system. NMDA receptor antagonists inhibit receptors located in the brain that are necessary for several types of learning and memory. The compound was discovered by Merz Pharma and has been launched in the United States and the EU for treatment of severe Alzheimer’s disease. The compound is currently being developed by Daiichi Asubio Pharma in Japan for mild to moderate and severe dementia of the Alzheimer’s type. The compound is currently in Phase III clinical trials in Japan. Daiichi expects to directly market products based on SUN Y7017 in Japan. Within Japan, we expect that products based on this compound will compete with Aricept ®.

DL-8234 is a compound which already has approved indications, and is being further developed by Daiichi and Toray Industries, Inc., the owner of the patent, as a treatment for hepatitis with ribavirin. The compound is currently in Phase III clinical trials in Japan. Within Japan, we expect that products based on this compound will compete with Schering-Plough’s PegIntron ®.

CS-1401E is a pain relief agent for use during the application of anesthesia. The compound known as Fentanest ® (fentanyl) was discovered by Janssen and was launched in 1972 in Japan. CS-1401E is currently being developed for additional dosage and dose regimen for infants pursuant to an investigator-initiated clinical trial in collaboration with Sankyo. The compound is currently in Phase III clinical trials in Japan. Sankyo expects to directly market products based on CS-1401E in Japan. We expect that products based on this compound for use as a pain reliever for infants will have no competitors inside Japan.

DD-723 is a contrast media used in ultrasound procedures related to the liver. Daiichi is jointly developing the product in Japan with its original discoverer, GE Healthcare. Daiichi is responsible for preparing and conducting clinical trials, while GE Healthcare will prepare application materials, conduct non-clinical trials and provide clinical pharmaceutical materials. Patents relating to the compound and its uses are held by GE Healthcare. The companies completed clinical trials and Daiichi submitted a new drug application in Japan in May 2004. Daiichi expects to directly market products based on DD-723 in Japan. Within Japan, we expect that products based on this compound will compete with Levovist ®, launched by Nihon Schering K.K.

Patents

Patent portfolios developed for products introduced by us normally provide market exclusivity. Patents may cover products per se, pharmaceutical formulations, processes for or intermediates useful in the manufacture of products or the uses of products. Protection for individual products extends for varying periods in accordance with the date of grant and the legal life of patents in various countries. The protection afforded, which may also vary from country to country, depends upon the type of patent and its scope of coverage.

In the U.S., the FDA Modernization Act of 1997 includes a pediatric exclusivity provision that may provide an additional six months of market exclusivity in the United States for indications of new or currently marketed drugs, if certain agreed upon pediatric studies are completed by the applicant. These exclusivity provisions were re-authorized until October 1, 2007 by the “Best Pharmaceuticals for Children Act” passed in January 2002.

In general, we seek extensions for all of our products under patent in Japan and in the United States. The effect of product patent expiration on pharmaceutical products also depends upon many other factors such as the nature of the market and the position of the product in it, the growth of the market, the complexities and economics of the process for manufacture of the active ingredient of the product, and the requirements of new drug provisions of the Federal Food, Drug and Cosmetic Act in the United States or similar laws and regulations in other countries.

Our experience has been that the expiration of basic patents typically leads to less competition from generic products in Japan as compared to other major markets, although there can be no assurance that this will continue to be the case. Among our leading products, Mevalotin ®, Panaldine ®, Mobic ®, Loxonin ®, Zantac ®, Kremezin ® and Banan ® no longer enjoy any kind of patent protection in Japan. Omnipaque ® enjoys limited patent protection in Japan with respect to certain preparations only. Levofloxacin is patent-protected in Japan through 2007, the United States through 2010, and Europe through 2011. With respect to Acecol ®, the patent is valid through October 2008. Zyrtec ®, whose patent is held by UCB Japan, is patent-protected in Japan through 2007. We generally have the right, but not the obligation, to pursue patent infringement litigation with respect to patents that we own. We typically have the right to pursue patent infringement litigation with respect to products licensed from third parties if the owner of the patent chooses not to pursue litigation on its own.

Worldwide, all of our important products are sold under trademarks that are considered in the aggregate to be of material importance. Trademark protection continues in some countries as long as used; in other countries, as long as registered. Registration is generally for fixed terms and can be renewed indefinitely.

Seasonality

Sales in our pharmaceutical segment are generally not subject to seasonal fluctuation.

Availability of Raw Materials

Although we develop and manufacture the active ingredients used in some of our products at our own facilities, we are dependent on third-party suppliers for a portion of the raw materials and compounds used in some of the other products we produce. Although we believe that, in the event we are unable to source any products or ingredients from any of our major suppliers, we could replace those products or substitute ingredients from other suppliers, we may not be able to do so without significant difficulty or significant increases in our cost of goods sold.

Other Businesses

The main products in our other operations include food products; additives and agrochemical products such as insecticides, fungicides and herbicides; chemical products; and fine chemicals such as vitamins. In the fiscal year ended March 31, 2006, net sales in this segment, as derived from management reports prepared in accordance with Japanese GAAP, accounted for approximately 15.3% of our total consolidated net sales to external customers for the period. Each product group accounts for less than 10% of our consolidated net revenue.

Our operations in our other businesses segment are conducted primarily in Japan, with limited sales in the United States, Europe and Asia. We market our products in this segment through various channels including directly to customers, through wholesalers and through licensees. In connection with our other businesses, we own certain patents and have rights to others through licensing or other contractual arrangements. Although many of our other business operations are not subject to material governmental regulation, we believe that we are in material compliance with all applicable legal and regulatory requirements.

Sales in this segment are generally not subject to seasonal fluctuation.

Generally, we develop and manufacture the active ingredients used in products categorized in our other businesses segment, limiting dependency on suppliers. We believe that, in the event we are unable to source any products or ingredients from any of our major suppliers, we could replace those products or substitute ingredients from other suppliers without great difficulty or significant increases in our cost of goods sold.

We expect to continue to concentrate our management resources in our pharmaceutical operations and our goal is to sell remaining assets relating to our non-pharmaceutical operations by around the end of March 2007.

Regulation

The pharmaceutical industry operates in a highly controlled regulatory environment. There are stringent regulations relating to analytical, toxicological and clinical standards and protocols for testing of pharmaceuticals, as well as regulation covering research, development and manufacturing procedures. In addition, in many markets, marketing and pricing strategies are subject to national legislation, and regulatory authorities have administrative powers such as forcing product recalls and suspending manufacturing.

All major drug markets set high standards for technical appraisal, which can result in a lengthy approval process. Historically, different requirements by different countries’ regulatory authorities have influenced the submission of applications. However, recent years have shown a gradual trend towards harmonization of standards among the EU, Japan and the United States. This allows pharmaceutical companies to use international guidelines for new product developments accepted in the three regions, which avoids duplication of non-clinical and clinical studies and enables companies to use the same basis for submissions to each of the regulatory authorities.

Japanese Regulation

Our pharmaceutical businesses are subject to various Japanese laws and regulations. The principal laws and regulations applicable to our businesses are briefly described below.

Pharmaceutical Affairs Law

Manufacturers and sellers of pharmaceuticals and quasi-pharmaceuticals in Japan are subject to the supervision of the Ministry of Health, Labor and Welfare, or the MHLW, primarily under the Pharmaceutical Affairs Law (law No. 145 of 1960, as amended). The Minister of Health, Labor and Welfare, referred to as the Minister, may delegate certain powers mentioned below to prefectural governors.

Under amendments to the Pharmaceutical Affairs Law which became effective on April 1, 2005, a person is required to obtain from the Minister a renewable five-year manufacturing and sales license, in order to conduct the business of selling, leasing or providing medical equipment, pharmaceuticals, quasi-pharmaceuticals or cosmetics, as the case may be, that are manufactured (or outsourced to a third party for manufacturing) or imported by such person. However, an outsourced contract manufacturer is not required to obtain such manufacturing and sales license. Each of Daiichi and Sankyo has obtained such manufacturing and sales license upon the enforcement of these amendments. The Minister has the power not to grant the license (i) if the methods of quality control of the medical equipment, pharmaceuticals, quasi-pharmaceuticals or cosmetics, as the case may be, are not in conformity with the standards known as the Good Quality Practices (GQP) stipulated by the ministerial ordinance of the MHLW, (ii) if the methods of post-sales safety control of the medical equipment, pharmaceuticals, quasi-pharmaceuticals or cosmetics, as the case may be, are not in conformity with the standards known as the Good Vigilance Practices (GVP) stipulated by the ministerial ordinance of the MHLW or (iii) if an applicant falls under certain disqualifying provisions of the Pharmaceutical Affairs Law. A manufacturer and seller that has obtained the manufacturing and sales license must appoint a general manufacturing and sales supervisor in order to supervise product quality control and post-sales safety control. The manufacturer or seller must also comply with various other items stipulated by the ministerial ordinances of the MHLW in the process of conducting the licensed business.

Manufacturers that outsource their entire manufacturing operations are required to obtain the above-mentioned manufacturing and sales license in order to sell or provide their products, but are not required to obtain the manufacturing license mentioned below.

In order to conduct the business of manufacturing medical equipment, pharmaceuticals, quasi-pharmaceuticals or cosmetics, as the case may be, a person is also required to obtain from the Minister or a prefectural governor on behalf of the Minister a renewable five-year manufacturing license for each factory, which is classified in accordance with the ministerial ordinance of the MHLW. The Minister has the power not to grant a license (i) if the structure or facilities of the factory manufacturing medical equipment, pharmaceuticals, quasi-pharmaceuticals or cosmetics, as the case may be, is not in conformity with the standards stipulated by the ministerial ordinance of the MHLW or (ii) if an applicant falls under certain disqualifying provisions of the Pharmaceutical Affairs Law.

In addition, in order to manufacture (including through outsourcing of manufacturing to a third party), import and sell, lease or provide medical equipment, pharmaceuticals, quasi-pharmaceuticals or cosmetics, as the case may be, it is necessary under the Pharmaceutical Affairs Law to obtain product approval from the Minister for sales of each new kind of product (other than those specified by the Minister). An approval shall not be granted (i) if an applicant has not received the manufacturing and sales license as set out above, (ii) if a factory manufacturing the product does not have a license to manufacture the relevant type of medical equipment, pharmaceuticals, quasi-pharmaceuticals or cosmetics, as the case may be, as set out above, (iii) if, as a result of a review of, among other things, the name, ingredients, quantities, synthesis, dosage, administration, method of use, indications, performance and side effects of the relevant medical equipment, pharmaceuticals, quasi-pharmaceuticals or cosmetics are not recognized to have the efficacy and effects specified in the application, or they have harmful side effects which outweigh their positive benefits, or they fall under the cases prescribed by the ministerial ordinances of the MHLW as not being appropriate as medical equipment, pharmaceuticals, quasi-pharmaceuticals or cosmetics, as the case may be or (iv) if the methods of manufacturing control or quality control used in the factory manufacturing the medical equipment, pharmaceuticals, quasi-pharmaceuticals or cosmetics, as the case may be, is not in conformity with the standards known as the Good Manufacturing Practices (GMP) stipulated by the ministerial ordinances of the MHLW. An application for approval must be accompanied by the data of results of clinical trials and other pertinent data. If the pharmaceutical product under application is of a type designated by ministerial ordinance of the MHLW, the accompanying data mentioned above must be obtained in compliance with the standards established by the Minister, such as the Good Laboratory Practices (GLP) or the Good Clinical Practices (GCP) stipulated by the ministerial ordinances of the MHLW. GLP are the standards for non-clinical safety studies on pharmaceuticals which provide the standards for the organization and operation of testing institutions, as well as for buildings and facilities for toxicity studies. GCP are the standards for clinical safety studies on pharmaceuticals which provide the standards for planning, implementation and supervision of clinical trials. An application for the approval must be made through Pharmaceuticals and Medical Devices Agency (PMDA), an incorporated administrative agency, which actually implements an approval review of pharmaceutical and quasipharmaceutical products as set out above.

Any manufacturer or seller that obtained product approval for distribution of a new kind of medical equipment or pharmaceutical as described in the immediately preceding paragraph must have such medical equipment or pharmaceutical product re-examined by the Minister or PMDA after a period ranging from four to ten years (depending on each type of product) from date of the product approval if the medical equipment or pharmaceutical product is an innovative product designated by the Minister. Typically, this reexamination is made in the sixth year after receipt of such approval. The reexamination is made by reconfirming whether the medical equipment or pharmaceutical products fall under any of the conditions for denying product approval which are described in (iii) of the immediately preceding paragraph. An application for reexamination must be accompanied by the data of results of drug usage and other pertinent data. In addition, if the product in question is a new type of medical equipment or pharmaceutical designated by ministerial ordinance of the MHLW, the accompanying data mentioned above must be obtained pursuant to GLP, GCP and standards known as Good Post-marketing Study Practices (GPSP). The manufacturer or seller that obtained the product approval is also required to investigate, among other things, the results of drug usage and to periodically report to the Minister pursuant to the Pharmaceutical Affairs Law and the ministerial ordinance of the MHLW.

In addition, pharmaceutical products will be subject to re-evaluation by the Minister if the Minister so designates in consultation with Pharmaceutical Affairs and Food Sanitation Council (PAFSC) and makes a public notice about the re-evaluation. In that event, the re-evaluation is made by reconfirming whether the pharmaceutical products fall under any of the conditions for denying manufacturing approval in the same way as the reexamination described above.

If any manufacturer or seller which obtained a manufacturing and sales license as mentioned above becomes aware of a serious alleged side effect or infection from its products of a type prescribed by ministerial ordinance of the MHLW, the manufacturer or seller must report to the Minister in accordance with the ministerial ordinance of the MHLW within 15 or 30 days depending on the seriousness of the side effect or infection and whether such side effect or infection was previously known to the manufacturer or seller. In addition, under the GVP, any manufacturer or seller who obtained a manufacturing and sales license as mentioned above must examine the post-sales safety of the products for a six-month period from their release in order to promptly detect any harmful side effect or infection.

The Pharmaceutical Affairs Law also provides for special regulations applicable to pharmaceutical products made of biological raw materials, such as recombinant human serum albumin. These regulations impose various obligations on manufacturers and other persons in relation to manufacturing facilities, explanation to patients, labeling on products, record-keeping and reporting to the Minister.

Furthermore, under the Pharmaceutical Affairs Law, the Minister or a prefectural governor may take various measures to supervise manufacturers or sellers of medical equipment, pharmaceuticals, quasi- pharmaceuticals or cosmetics. For example, the Minister or a prefectural governor may require licensed manufacturers and sellers of medical equipment, pharmaceuticals, quasi- pharmaceuticals or cosmetics to submit reports, and carry out inspections at their factories or offices, if deemed necessary to monitor their compliance with the laws and regulations. The Minister has authority to order manufacturers or sellers to suspend temporarily the selling, leasing or providing of the medical equipment, pharmaceuticals, quasi-pharmaceuticals or cosmetics in order to prevent risks, or increases in risks, to the public health. Also, the Minister may revoke a license or approval granted to a manufacturer or seller or order a temporary business suspension under certain limited circumstances such as violation of laws relating to pharmaceuticals.

Consummation of the joint share transfer involving Daiichi and Sankyo that resulted in the establishment of Daiichi Sankyo did not require the approval or clearance of any governmental authorities in Japan, including the approval of the Minister under the Pharmaceutical Affairs Law. As of the date hereof, the Pharmaceutical Affairs Law provides no specific regulation applicable to a holding company of manufacturers or sellers of pharmaceuticals or quasipharmaceuticals. No licenses or approvals held by Daiichi or Sankyo under the Pharmaceutical Affairs Law were affected by the consummation of the joint share transfer. If either of Daiichi or Sankyo is merged into another company, including Daiichi Sankyo, where such other company is the surviving entity, and if such other company does not hold the sales licenses discussed above, such company will be required to obtain such sales licenses.

Price Regulation

In Japan, public medical insurance systems cover virtually the entire Japanese population. The public medical insurance system, however, is not applicable to any pharmaceutical product which is not listed on a National Health Insurance, or NHI, price list published by the Minister. To sell a pharmaceutical product in Japan, a manufacturer or a seller of pharmaceutical products must first have a new pharmaceutical product listed on the NHI price list for coverage under the public medical care insurance systems. Most prescription pharmaceutical products are used in medical services under the public medical insurance systems. The NHI price list provides rates for calculating the costs of pharmaceutical products used in medical services which may be charged to insurers, such as the national government, local government and health insurance societies, under the public medical insurance systems.

When a new pharmaceutical product is listed on the NHI price list, the price of the pharmaceutical product is determined either by daily price comparison of comparable pharmaceutical products with necessary adjustments for innovativeness, usefulness or size of the market, or, in the absence of comparable pharmaceutical products, by the cost calculation method, after consideration of the opinion of the manufacturer. Prices on the price list are subject to revision, generally once every two years, on the basis of the actual prices at which the pharmaceutical products are purchased by medical institutions. To date, various methods, including a formula intended to accurately reflect the actual market prices, have been used. The most recent price revision occurred in April 2006, with the result that we were required to reduce the prices for our pharmaceutical products in Japan by an average of 6.7%. Most of the pharmaceutical products of Daiichi and Sankyo are subject to the price revision described above.

Other Regulations

We use many chemicals and gases in our manufacturing operations and are therefore subject to a variety of governmental regulations relating to the use, storage, discharge, and disposal of such chemicals, gases and other emissions and wastes. Additionally, we are subject to a wide variety of laws and regulations as well as industry standards relating to energy and resource conservation, recycling, global warming, pollution prevention, and environmental health and safety. Among these laws are the Atmospheric Contamination Prevention Law (law No. 97 of 1968, as amended), the Water Quality Pollution Prevention Law (law No. 138 of 1970, as amended), the Wastes Disposal and Public Cleaning Law (law No. 137 of 1970, as amended), the Resource Recycling Law (law No. 48 of 1991, as amended), the Basic Law for Establishing a Recycling-based Society (law No. 110 of 2000, as amended), and the Soil Contamination Control Law (law No. 53 of 2002). Consistent with quality control principles, we have established proactive environmental policies with respect to the handling of such chemicals, gases, emissions and waste disposals from our manufacturing operations. Each of Daiichi and Sankyo has received and maintained ISO14001 Certification for most of its factories, laboratories and other principal business divisions. Each of Daiichi and Sankyo also regularly conducts environmental audits of its facilities and has an environmental risk management system, environmental management teams, information systems, education and training programs, and environmental assessment procedures for new processes.

In addition to the foregoing, we are subject to other laws and regulations in Japan applicable to pharmaceutical companies, including with respect to the possession and handling of regulated pharmaceutical substances.

United States Regulation

In the United States, of particular importance is the Food and Drug Administration, or FDA, which administers requirements covering the testing, approval, safety, effectiveness, manufacturing, labeling and marketing of prescription pharmaceuticals. In many cases, the FDA requirements have increased the amount of time and money necessary to develop new products and bring them to market in the United States. In 1997, the Food and Drug Administration Modernization Act was passed and was the culmination of a comprehensive legislative reform effort designed to streamline regulatory procedures within the FDA and to improve the regulation of drugs, medical devices and food. The legislation was principally designed to ensure the timely availability of safe and effective drugs and biologics by expediting the pre-market review process for new products. A key provision of the legislation is the re-authorization of the Prescription Drug User Fee Act of 1992, which permits the continued collection of user fees from prescription drug manufacturers to augment FDA resources earmarked for the review of human drug applications. This helps provide the resources necessary to ensure the prompt approval of safe and effective new drugs.

The United States government made significant progress in expanding healthcare access by enacting the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which was signed into law in December 2003. This statute introduced a voluntary drug discount card for Medicare beneficiaries effective in June 2004 and added prescription drug coverage to Medicare beginning on January 1, 2006.

In addition, the initiation of the new Medicare Part D drug benefit program, combined with Medicaid, establishes the federal government as almost equal to the private health insurance sector in terms of total drug reimbursement. The Medicaid program requires that pharmaceutical manufacturers pay rebates to individual states on Medicaid reimbursed pharmaceutical products so that the Medicaid program receives the manufacturer’s “best price” or a minimum discount provided by law. Individual state governments are actively seeking ways to further reduce the cost of pharmaceutical products by exerting more formulary control of available products in the program through a discount bid process as well as the historical preference for generic product usage. However, the estimated total drug spend in Medicaid has been reduced by 50% due to the shift of the “dual Medicare/Medicaid eligible” patients to Part D. The new Part D program is implemented through third party market drug benefit providers utilizing formulary design and a discount bid process to attain access similar to the private sector. Benefit Managers, both in Part D as well as for the private sector plans, dynamically manage the formulary process and products in order to control overall cost trends.

Further attempts to reform Medicaid and Medicare may occur, due to the U.S. government motivation to keep costs down via future pricing and reimbursement constraints. Private sector plans will continue to pressure prescription cost increases by greater generic utilization and cost shifting to the beneficiaries.

Regulation in Other Jurisdictions

Outside Japan and the United States, we encounter similar regulatory and legislative issues in most of the countries where we do business. In these other jurisdictions, as in Japan and the United States, the primary thrust of governmental inquiry and action is toward ensuring drug safety and effectiveness as well as controlling the prices of prescription drugs and the profits of prescription drug companies. The EU has adopted directives concerning the classification, labeling, advertising, wholesale distribution and approval for marketing of medicinal products for human use. Our policies and procedures are already consistent with the substance of these directives. Consequently, we believe that these directives will not have any material effect on our businesses.

We are subject to the jurisdiction of various regulatory agencies and are, therefore, subject to potential administrative actions. Such actions may include seizures of products and other civil and criminal sanctions. Under certain circumstances, we may on our own deem it advisable to initiate product recalls.

In addition, certain countries within the EU, recognizing the economic importance of the research-based pharmaceutical industry and the value of innovative medicines to society, are working with industry representatives and the European Commission on proposals to complete the “Single Market” in pharmaceuticals and improve the competitive climate through a variety of means including market deregulation.

Competition

Japan’s pharmaceutical industry, like the global pharmaceutical industry, is highly competitive. Competitive pressures have increased in recent years as a result of a number of factors, including significant changes in marketing conditions, such as increased cost control measures and the impact of managed care, especially with respect to product selections and pricing concessions, as well as increasing vertical and horizontal consolidation within the industry.

Healthcare policy makers in Japan, the United States and other countries have stated an intention to cut healthcare costs, and the prices of prescription drugs in particular, as an important long-term goal. In April 2003, Japan increased the share of medical costs borne by patients with employees’ health insurance to 30%. In December 2004, the United States enacted Medicare reform measures, including reforms intended to speed the approval process for generic drug equivalents to pharmaceutical products under patent. It is expected that competition in the global pharmaceutical industry based on price and cost control will continue to intensify.

Also, in recent years, the global pharmaceutical industry has undergone industry-wide reorganization. Competitors of ours, both in Japan and worldwide, have announced or completed mergers. For example, two of Japan’s largest pharmaceutical companies, Yamanouchi Pharmaceutical Co., Ltd. and Fujisawa Pharmaceutical Co., Ltd., merged with each other in April 2005. Combined or merged companies may be more efficient in bringing successful products to market through their research and development pipeline, may have additional marketing clout, and may enjoy other marginal benefits. As a result, we expect to face competition not only from policy-driven market forces and existing competitors, but also from large companies resulting from the merger of existing competitors.

We believe that the Japanese market is dominated by no fewer than ten firms, with competition for market share among those firms being fairly intense. We believe that no company enjoys a share of the Japanese market for prescription drugs (as measured by net revenue) greater than the approximately 8% of total net revenue in Japan held by industry leader Takeda Pharmaceutical Company Limited. We believe that we hold approximately 7% of the Japanese market as measured by net revenue. As for the global market, we believe that no company holds more than the approximately 10% of the global pharmaceutical market held by Pfizer.

We also face competition, which can be significant, from generic prescription products. Generic products typically enter the market as patent protection and regulatory exclusivity expire. In addition, a competitor who has otherwise received all relevant regulatory approvals for its proposed generic product may choose to launch its product before either the patent expiration date or the decision of a court in a legal challenge to the patent. Such launches are said to be “at risk” for the promoter of the generic product because of the risk it will be required to pay substantial damages to the owner of the original product. Sankyo brought suit in the United States in July 2006 against Mylan Pharmaceuticals, Inc. and its parent company, Mylan Laboratories, Inc., for infringement of Sankyo’s U.S. patent covering olmesartan medoxomil, the active ingredient in Sankyo’s antihypertensive drug, Benicar ®. Mylan has filed an Abbreviated New Drug Application (“ANDA”) with the United States Food and Drug Administration seeking to market a generic version of Benicar ® and we believe that Sankyo’s U.S. patent, which expires in the United States in 2016, is valid and infringed by Mylan’s ANDA filing. The suit is still pending.

Another competitive issue facing the pharmaceutical industry is the increasing incidence of “parallel trade,” also known as re-importation, which takes place when drugs sold abroad under the same trade name as in a domestic market are then imported into the domestic market by parallel traders, who may repackage and/or resize the original branded product or offer products for sale by alternative means, such as by mail or the internet. The rationale for parallel trade lies in economic advantages arising from different prices for the drugs due to different sales costs, market conditions (e.g., intermediate trading stages) and tax rates or because of national regulation of prices. There are indications that parallel trade is affecting markets in several regions, mostly in European countries.

4.C. Organizational Structure

We are the parent entity of the Daiichi Sankyo group. Daiichi and Sankyo, both incorporated in Japan, are our two primary subsidiaries. They in turn have an aggregate of 71 subsidiaries and 8 affiliates. The majority of group companies are involved in our pharmaceutical operations. As part of our ongoing integration initiatives, we expect to rationalize further our operating structure by or around the end of March 2007, including by combining the pharmaceutical operations of Daiichi and Sankyo.

Set forth below is a list of our significant subsidiaries as of March 31, 2006, all of which are consolidated subsidiaries:

Name of Subsidiary	Country of Incorporation	Voting Rights Percentage(1) (%)	Main Business
Sankyo Company, Limited	Japan	100.00	Research and development, manufacture and marketing of pharmaceuticals
Daiichi Pharmaceutical Co., Ltd.	Japan	100.00	Research and development, manufacture and marketing of pharmaceuticals
Daiichi Asubio Pharma Co., Ltd.	Japan	100.00	Research and development, manufacture and marketing of pharmaceuticals
Daiichi Fine Chemical Co., Ltd.	Japan	100.00	Manufacture and marketing of fine chemicals and pharmaceuticals
Daiichi Radioisotope Laboratories, Ltd. (3)	Japan	100.00	Manufacture and marketing of radiopharmaceuticals
Daiichi Pure Chemicals, Co., Ltd.(4)	Japan	100.00	Manufacture and marketing of pharmaceuticals and reagents
Daiichi Pharmatech Co., Ltd.	Japan	100.00	Manufacture of pharmaceuticals
Wakodo Co., Ltd.(2)	Japan	61.17	Manufacture and marketing of milk products and food, etc.
Sankyo Agro Company, Limited	Japan	100.00	Manufacture and marketing of agrochemicals, etc.
Nippon Nyukazai Co., Ltd.	Japan	100.00	Manufacture and marketing of fine chemicals, etc.
Sankyo Lifetech Company, Limited	Japan	100.00	Manufacture and marketing of veterinary drugs and food additives, etc.
Daiichi Sankyo, Inc.	United States	100.00	Research, development and marketing of pharmaceuticals
Luitpold Pharmaceuticals, Inc.	United States	100.00	Development, manufacture and marketing of pharmaceuticals
Sankyo Pharma GmbH(5)	Germany	100.00	Development, manufacture and marketing of pharmaceuticals

Notes:

(1)	With the exception of Wakodo Co., Ltd., our ownership percentage in each subsidiary listed above is the same as our voting rights percentage. With respect to Wakodo, our ownership percentage is 60.15%, compared to our voting rights percentage of 61.17%.
(2)	In May 2006 we tendered all of our shares in Wakodo in response to a tender offer by Asahi Breweries, Ltd. for a total sale price of ¥27.9 billion.
(3)	On September 11, 2006, Daiichi entered into an agreement with Fuji Photo Film Co., Ltd. under which Daiichi is scheduled to transfer all of the shares of Daiichi Radioisotope Laboratories, Ltd. to Fuji Photo Film on October 2, 2006.
(4)	On September 11, 2006, Daiichi entered into an agreement with Sekisui Chemical Co., Ltd. under which Daiichi is scheduled to transfer all of the shares of Daiichi Pure Chemicals Co., Ltd. to Sekisui Chemical on October 2, 2006.
(5)	The legal name of Sankyo Pharma GmbH was changed, as of July 1, 2006, to Daiichi Sankyo Europe GmbH in anticipation of the management integration of Daiichi and Sankyo by or around the end of March 2007.

4.D. Property, Plants and Equipment

The following table sets out certain information with respect to the main properties we owned and/or leased as of March 31, 2006:

Facility name	Location	Owned/leased land (Square meters)	Principal products and function
Sankyo (1)
Head Office	Tokyo, Japan	2,603	Business administration
Branch Offices (23 locations)	Tokyo and other locations within Japan	12,446	Sales
Shinagawa R&D Center	Tokyo, Japan	79,121	Pharmaceutical research and development
Hiratsuka Factory	Kanagawa, Japan	248,827	Pharmaceutical production and research
Onahama Factory	Fukushima, Japan	327,457	Pharmaceutical production and research
Odawara Factory	Kanagawa, Japan	67,270	Pharmaceutical production
Osaka Factory	Osaka, Japan	24,943	Pharmaceutical production
Distribution Centers (3 locations)	Saitama and other locations within Japan	57,622	Distribution
Daiichi (2)
Head Office	Tokyo, Japan	915	Business administration
Branch Offices (13 Offices)	Tokyo and other locations within Japan	1,292	Sales
Tokyo R&D Center	Tokyo, Japan	56,045	Pharmaceutical research and development
Higashi-Fuji Training Institute	Shizuoka, Japan	35,983	Employee training
Distribution Centers (4 Centers)	Saitama and other locations within Japan	46,153	Distribution
Daiichi Asubio Pharma Co., Ltd. (3)
Institute for Medical R&D/Chiyoda Pharma Factory	Gunma, Japan	101,709	Pharmaceutical production and research
Daiichi Fine Chemicals Co., Ltd. (3)
Head Factory (4)	Toyama, Japan	206,429	Pharmaceutical production and research
Daiichi Radioisotope Laboratories, Ltd. (3)(5)
Chiba Office	Chiba, Japan	62,090	Pharmaceutical production and research
Daiichi Pure Chemicals Co., Ltd. (3)(6)
Tsukuba Factory	Ibaraki, Japan	56,851	Pharmaceutical production
Saitama Daiichi Pharmaceutical Co., Ltd. (3)
Head Office/Kasukabe Factory	Saitama, Japan	9,611	Pharmaceutical production and research
Sankyo Organic Chemicals Co., Ltd.
Odawara Factory (7)	Kanagawa, Japan	65,793	Pharmaceutical production

Facility name	Location	Owned/leased land (Square meters)	Principal products and function
Daiichi Pharmatec Co., Ltd.
Osaka Factory	Osaka, Japan	65,875	Pharmaceutical production
Shizuoka Factory	Shizuoka, Japan	210,523	Pharmaceutical production
Akita Factory	Akita, Japan	258,043	Pharmaceutical production
Sankyo Chemicals Industry, Ltd.
Hiratsuka Factory	Kanagawa, Japan	59,479	Fine chemical research and production
Wakodo Co., Ltd. (8)
Tochigi Factory	Tochigi, Japan	84,609	Food production and distribution
Fuji Flour Milling Co., Ltd. (9)
Head Factory	Shizuoka, Japan	30,376	Food production and administration
Nippon Nyukazai Co., Ltd.
Kashima Factory	Ibaraki, Japan	54,577	Fine chemical production
Meguro Chemical Industry Co., Ltd.
Shizuoka Factory	Shizuoka, Japan	35,372	Pharmaceutical production and other
Sankyo Pharma GmbH
Pfaffenhofen Factory	Bavaria, Germany	74,263	Pharmaceutical production
Daiichi Pharmaceutical (Beijing) Co., Ltd. (10)
Main Factory	Beijing, China	47,800	Pharmaceutical production and administration

Notes:

(1)	We lease a portion of Sankyo’s Tokyo head office and eleven branch offices pursuant to standard lease agreements.
(2)	We lease eleven of Daiichi’s branch offices pursuant to standard lease agreements.
(3)	The land, buildings and facilities of this entity are pledged to secure certain obligations thereof.
(4)	Daiichi Fine Chemicals Co., Ltd. leases 2,526 square meters of this land for a parking lot.
(5)	On September 11, 2006, Daiichi entered into an agreement with Fuji Photo Film Co., Ltd. under which Daiichi is scheduled to transfer all of the shares of Daiichi Radioisotope Laboratories, Ltd. to Fuji Photo Film on October 2, 2006.
(6)	On September 11, 2006, Daiichi entered into an agreement with Sekisui Chemical Co., Ltd. under which Daiichi is scheduled to transfer all of the shares of Daiichi Pure Chemicals Co., Ltd. to Sekisui Chemical on October 2, 2006.
(7)	Sankyo Organic Chemicals Co., Ltd’s Odawara factory is subject to a security interest securing outstanding debt obligations of that company.
(8)	Wakodo Co., Ltd. leases a portion of the land, equivalent to 8,713 square meters, on which its Tochigi Factory rests. In May 2006 we tendered all of our shares in Wakodo in response to a tender offer by Asahi Breweries, Ltd. for a total sale price of ¥27.9 billion.
(9)	Fuji Flour Milling Co., Ltd.’s head factory is subject to a security interest securing outstanding debt obligations of that company.
(10)	Daiichi Pharmaceutical (Beijing) Co., Ltd. leases the land on which its main factory is located from the Chinese government.

Except as otherwise noted in the table above and the footnotes thereto, we own all of the properties identified therein and all properties owned by us are owned without significant encumbrances. As of March 31, 2006, the aggregate book value of buildings owned by us was ¥165.8 billion, and the aggregate book value of machinery and equipment owned was ¥90.2 billion. We lease other equipment that is used in our operations.

We review market needs and prospects from time to time and adjust our capacity and utilization by opening, closing, expanding or downsizing production facilities accordingly. We believe it is difficult and would require unreasonable effort to track the exact productive capacity and the extent of utilization of each of our manufacturing facilities with a reasonable degree of accuracy. We believe that our manufacturing facilities are generally all operating within normal operating capacity and not substantially below capacity.

The following table describes current or planned construction, expansion or improvement of our facilities:

Company	Property	Intended Facility Use	Investment amount, forecast (millions of yen)		Method of financing	Actual or estimated start date	Estimated completion date
			Total	Amount of expenditure already paid
Sankyo Pharma GmbH	Pfaffenhofen Factory	Pharmaceutical production	¥3,375	¥455	Internal financing	Oct. 2005	Jul. 2007

Sankyo Pharma GmbH is currently undertaking new construction at its Pfaffenhofen Factory in Bavaria Germany, with a scheduled completion date of July 2007, in order to increase pharmaceutical production capacity, particularly with respect to pravastatin and olmesartan.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with “Item 3.A. Key Information—Selected Financial Data,” “Selected Statistical Data” and our consolidated financial statements, including the notes thereto, as included elsewhere in this annual report.

5.A. Operating Results

Overview

We operate primarily in the Japanese and international pharmaceutical business, and secondarily in other businesses including food products; additives and agrochemical products such as insecticides, fungicides and herbicides; chemical products; and fine chemicals such as vitamins. In our pharmaceutical business, we research, develop, manufacture and market, both directly and through third-party licensees, prescription pharmaceutical products and over-the-counter drugs. We also sell pharmaceutical products developed or produced by third parties through licensing or distribution arrangements.

The global pharmaceutical industry has been marked by increasing competition. The marketplace is becoming increasingly borderless, with global mega-companies resulting from mergers of former competitors, operating in many markets around the world, including Japan. We created Daiichi Sankyo through a joint share transfer conducted in September 2005 in order to achieve a scale of operations to enable us to compete effectively in major global pharmaceutical markets. In our continuing integration process, we expect to achieve cost efficiencies and reduced headcount in our Japanese operations while investing in our research and marketing capabilities in international markets. Daiichi Sankyo was the second largest pharmaceutical company in Japan by consolidated revenue in the year ended March 31, 2006.

Sales, and the product lifecycle, of our three highest-selling products have a major impact on our results of operations. Recent trends for these products are:

•	pravastatin (an antihyperlipidemic agent marketed as Mevalotin ® in Japan): Both domestic sales and bulk exports have declined in the last two fiscal years, in part due to generic competition and reductions in drug reimbursement prices in Japan. We expect patent expirations of April 2006 in the United States and August 2006 in France to accelerate the decline in export sales.

•	olmesartan (an antihypertensive agent marketed as Benicar ® in the United States and Olmetec ® in Japan and Europe): Following the launch of olmesartan in the United States and Germany in 2002 and in Japan in 2004, we have steadily increased our sales and marketing efforts. Sales have increased strongly in each of the past two fiscal years and we expect further growth in keeping with our expanded sales efforts.

•	levofloxacin (an antibacterial agent marketed as Cravit ®): Sales of levofloxacin have seen modest increases in each of the last two fiscal years, in particular due to higher export sales. We do not anticipate additional sales growth and are focusing on effective product lifecycle management.

Our sales are also affected by efforts of policymakers in Japan and in other countries to control healthcare costs, including the cost of prescription drugs. For example, in April 2006, the Japanese National Health Insurance, or NHI, cut drug reimbursement prices by an average of 6.7%, following reductions averaging 4.2% in April 2004.

We believe that to remain competitive, we must have a steady stream of successful products, and we must be more directly involved in the development, production and marketing of these products, both in Japan and in other important global markets. In the global pharmaceutical industry, the profit margin derived from sales of products licensed from third parties will not be sufficient to compete against mega-firms that have advantages of economies of scale. One of the first steps we took following the joint share transfer was to centralize oversight of R&D. Our R&D pipeline is focused on key areas such as: cardiovascular diseases, glucose metabolic disorders, bone/articular disorders, immune/allergic disorders, cancer and infectious diseases.

To improve management’s focus on our pharmaceutical business, we also intend to continue to sell assets relating to our non-pharmaceutical operations.

Recent Transactions

Subsequent to March 31, 2006, we completed the following transactions consistent with our overall goal of focusing on pharmaceutical operations and selling assets relating to our non-pharmaceutical businesses:

•	On April 13, 2006, we completed a cash acquisition of all of the outstanding shares of Zepharma Inc., a Japanese producer of over-the-counter drugs, from Astellas Pharma Inc. The stated share capital of Zepharma as of March 31, 2006 was ¥300 million and Zepharma had net sales of ¥22 billion for the fiscal year ended March 31, 2006. The acquisition price of Zepharma was ¥35.5 billion, and we intend to combine the operations of Zepharma with those of Daiichi Sankyo Healthcare by or around the end of March 2007 in order to achieve greater efficiency and more effective use of sales and marketing resources.

•	In May 2006, we also tendered all of our shares of Wakodo Co., Ltd., a manufacturer of food products and other general merchandise, in response to a tender offer proposed by Asahi Breweries, Ltd. We received total proceeds of ¥28.2 billion for the tendered shares and expect to record a gain on sale of approximately ¥20.1 billion.

•	On September 11, 2006, we entered into an agreement with Fuji Photo Film Co., Ltd. under which all of the shares of our subsidiary Daiichi Radioisotope Laboratories, Ltd. are scheduled to be transferred to Fuji Photo Film on October 2, 2006 and we entered into an agreement with Sekisui Chemical Co., Ltd. under which all of the shares of our subsidiary Daiichi Pure Chemicals Co., Ltd. are scheduled to be transferred to Sekisui Chemical on October 2, 2006. In the aggregate, we will receive total proceeds of ¥30.8 billion for the transfer of the shares of Daiichi Radioisotope Laboratories and Daiichi Pure Chemical described above, and we expect to record an aggregate gain on sale of approximately ¥12.0 billion.

In addition, on August 31, 2006 we reached an agreement with Ajinomoto Co., Inc. which will grant us exclusive global rights to develop, manufacture and market the new diabetes drug AJD101 and related compounds currently being developed by Ajinomoto. Ajinomoto will retain the rights to manufacture a portion of this drug line and will jointly participate with Sankyo in certain phases of further development of the drug. Under the agreement, we will pay an up-front payment of ¥4.6 billion to Ajinomoto as well as milestone payments at certain stages of the drug’s development and post-marketing royalties based on sales.

Factors Affecting Financial Results

Net Revenue

The financial results of our pharmaceutical business are the most important factor in determining our overall financial results. In the fiscal year ended March 31, 2006, net sales in our pharmaceutical business, as derived from management reports prepared in accordance with Japanese GAAP, accounted for 84.7% of our total consolidated net sales to external customers for the period. Net revenue of our overseas pharmaceutical business is affected by exchange rates as sales in such overseas markets are made in the local currency and then translated into Japanese yen.

Net revenue also includes revenues from sales of products manufactured by competing pharmaceutical companies imported into Japan for which we serve as distributor or licensee, as well as revenues from sales of products manufactured by us and sold by third parties through licensing-out or distribution arrangements. Gross margins from sales of such products are relatively small as our function is limited to participation in distribution, or production, as the case may be. We expect that greater control of each stage of development and marketing of products would increase revenues from the sale of such products.

Sales Price. We consider the impact on consumer demand and on operating margins of prices of competitors and general economic conditions when we set the prices of pharmaceutical products in each of the markets in which we operate. In addition, the price of pharmaceutical products is also affected by the following factors:

•	Government regulation. Governmental action may affect the price of our products, which affects the volume of purchases made by consumers. In Japan and many other markets in which we operate, the government has the authority to set prices for prescription drugs, especially in the context of sales reimbursed from national health programs. In Japan, for example, pharmaceutical companies are required to list new pharmaceutical products on an NHI price list published by the Ministry of Health, Labor and Welfare, or the MHLW, in connection with the public medical insurance programs. Prices of pharmaceutical products so listed are determined by comparison to comparable products, or in the absence of comparable products, by the cost calculation method. Prices on the NHI price list are subject to revision, generally once every two years, on the basis of the actual prices at which the pharmaceutical products are purchased by medical institutions. The most recent price revision occurred in April 2006 with the result that we were required to reduce the prices for its pharmaceutical products in Japan by an average of 6.7%.

Government policy in many countries, including Japan and the United States, has emphasized, and managed care organizations and other large customers continue to seek, discounts on pharmaceutical products. In Japan, recent governmental legislation has emphasized the use of generic drugs in an effort to control costs. In addition, in an effort to control health care costs, the Japanese government raised the co-payment for prescription drugs in connection with the NHI program to 30%, in April 2003, thereby effectively raising the cost of drugs. In the U.S., recent enactment of U.S. Medicare legislation regarding prescription drug benefits for Medicare beneficiaries has expanded access to medicines that patients need. While expanded access may potentially result in increased sales of our products, such increases may be offset by increased pricing pressures due to the enhanced purchasing power of the private sector providers that will negotiate on behalf of Medicare beneficiaries.

•	Competition. We consider competitive conditions, including the prices of competing products, in setting and revising prices for our products. Price competition may not only impact the sales price but also sales promotion expenses.

•	General economic conditions. Economic conditions in the various markets in which we operate also affect pricing. In addition, volatility and changing economic conditions in any significant target market outside Japan may impact our overseas operations.

•	Sales Volume. Our sales volume in each market in which we operate depends on a number of factors, including the availability of new products which address a public medical need, availability of generic alternatives, prices of products, including as may be affected by governmental regulation, demographics of the market, level of marketing activities, and general economic conditions.

•	Research and development of new products. As patent protection for pharmaceutical products terminates, and competition from generic rivals increases, projected revenues for a given product decrease. In order to ensure sustained revenue growth, pharmaceutical companies must develop and market innovative, new products. We focus on six key areas of research: cardiovascular diseases, glucose metabolic disorders, bone/articular disorders, immune/allergic disorders, cancer and infectious diseases. We currently have more than 40 compounds in various phases of our R&D pipeline. In addition, we have reorganized our global R&D organization with the goal of prioritizing drugs in its pipeline and expediting decision making so as to facilitate the rapid development of innovative new drugs.

In addition to products in our own pipeline, we also market products developed by third parties. Similarly, we enter into distribution arrangements with third parties to market products developed by us, primarily in markets in which we are not directly active. We have identified as a strategic goal increasing our direct involvement in the marketing of products developed by us.

•	Patent protection; Competition from generics. Intellectual property legal protections and remedies are also a significant factor in our business. Many of our products have a composition-of-matter or compound patent and may also have secondary patents. Secondary patents can include additional composition-of-matter patents, processes for making the compound or additional indications or uses. During the patent period, we may receive revenues due to our control over rights to sell the product under patent. Once the patent protection period is finished, however, generic pharmaceutical manufacturers can produce similar products and sell those products for a lower price.

Some of our products face competition in the form of new competitor products or generic drugs, which treat similar diseases or indications. We try to limit the impact of generic competition, particularly in Japan, by highlighting the proven track record of safety and efficacy of our products, as well as through successful marketing campaigns.

•	Level of marketing activities. The level of marketing activities influences market share and sales volume. Marketing is particularly important for the introduction of new products, and to create brand loyalty in anticipation of competition with generic equivalents. We have increased our direct marketing expenditures in overseas markets in connection with the promotion of olmesartan.

Costs and Expenses

Research and development expenses. Research and development of innovative pharmaceutical products is essential to continued positive operating results. We spend significantly on research and development, primarily in our pharmaceutical segment. Our pharmaceutical research and development expenses are mainly for our own research activities, collaboration and co-development with outside research institutions domestically and internationally and the development of potential products in pre-clinical and clinical studies. Our research and development costs also include fees paid to third parties for the right to commercialize products under licensing arrangements.

Marketing expenses. We spend significantly on sales and marketing. Expenses relate primarily to sales and marketing of our pharmaceutical products, consisting mostly of costs associated with medical representatives and advertising costs, as well as products in our other businesses. Launches of new products, especially outside of Japan, require us to incur substantial sales and marketing expenses.

Raw material costs. We incur costs to acquire raw materials for its pharmaceutical products, and to a lesser degree, for products in our other businesses.

Licensing Arrangements

We are party to numerous license agreements relating to both development candidates and currently approved products. We license in development candidates and products from patent owners, primarily for development or sale in the Japanese market, and license out candidates and products for which we own the patent rights. The terms of these licensing agreements and the timing of the payments thereunder affect our results of operations.

With respect to the in-licensing of products that are in development, we typically will pay an upfront fee and/or payments upon the achievement of certain milestones, including advancement to successive stages of clinical trials or approval of a new drug application. The level of such milestone payments typically varies depending on the progress of development, the likelihood of successfully bringing a compound to market, the size of the potential market and other factors. Such one-time payments totaled approximately ¥5.4 billion for the fiscal year ended March 31, 2006, consisting primarily of payments with respect to CS-9803 and a joint research agreement with Exelixis, Inc.

For products we have licensed from third parties and markets in Japan, we generally pay royalties of between 2% and 10% of sales, depending on the product, levels of sales and terms of the particular agreement. For products for which patent rights have expired, we may continue to pay royalties at reduced levels to secure continued use of the relevant trademark in Japan. Royalty payments made by us under such license agreements totaled approximately ¥2.3 billion for the fiscal year ended March 31, 2006, primarily to Genzyme with respect to WelChol ®.

For products we license to third parties, we typically receive royalties of between 2.5% and 10% of sales, depending on the product, the markets involved and the level of sales. Royalty payments received by us under such license agreements totaled approximately ¥12.7 billion for the fiscal year ended March 31, 2006. Royalty payments from various licensees of levofloxacin are the most important item.

Retirement and Severance Benefit Related Expenses

Expenses related to retirement and severance benefits are a significant component of cost of sales and selling, general and administrative expenses. We and most of our domestic subsidiaries have non-contributory unfunded defined benefit lump-sum indemnity plans and/or contributory funded defined benefit pension plans. In addition, certain overseas subsidiaries have defined benefit pension plans or severance indemnity plans covering substantially all of their employees under which the cost of benefits is currently invested or accrued. We had ¥79.2 billion of accrued pension and severance costs at March 31, 2006.

Depreciation and Amortization

Depreciation and amortization is a significant component of both cost of sales and selling, general and administrative expenses. Amounts of depreciation expenses and amortization expenses for the year ended March 31, 2006 were ¥34,899 million and ¥25,359 million, respectively. Generally, absent any major acquisitions, we would expect our depreciation and amortization levels to decline over time. However, because the full-year results of Daiichi will be reflected in our results of operations for the first time in the fiscal year ending March 31, 2007, our depreciation and amortization expenses will increase for the year 2007. In following periods, because we expect to make capital expenditures and strategic investments relating to new products in the coming years, we expect that our depreciation and amortization levels will remain stable for the near future.

Foreign Currency Fluctuations

Foreign currency fluctuations may have a positive or negative effect on our results of operations. In general, a strong yen negatively affects the translation of operating results into Japanese yen due to the negative impact on translations from U.S. dollars, euros or other applicable currency into Japanese yen as a result of the consolidation of the accounts of our overseas subsidiaries as sales in those currencies amount to less when translated into Japanese yen.

Critical Accounting Policies

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. On an ongoing basis, we evaluate our estimates, which are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. The results of these evaluations form the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions. We consider an accounting policy to be critical if it is important to its financial condition and results of operations, and requires significant judgments and estimates on the part of management in its application. We believe that the following represent our critical accounting policies.

Investments

Our investments are comprised of debt and equity securities carried at fair value or cost, or accounted for using the equity method of accounting. If it has been determined that an investment has sustained an other-than-temporary decline in its value, the investment is written down to its fair value by a charge to earnings. We regularly evaluate our investment portfolio to identify other-than-temporary impairments of individual securities. Factors that are considered by us in determining whether an other-than-temporary decline in value has occurred include: the length of time and extent to which the market value of the securities has been less than its original cost, the financial condition, operating results, business plans and estimated future cash flows of the issuers of the securities, other specific factors affecting the market value, deterioration of credit condition of the issuers, sovereign risk, and ability to retain the investment for a period of time sufficient to allow for the anticipated recovery in market value.

In evaluating the factors for available-for-sale securities whose fair values are readily determinable, management presumes a decline in value to be other-than-temporary if the fair value of the securities is below its original cost for an extended period (generally a period of up to six months). This criteria is employed as a threshold to identify securities which may have a decline in value that is other-than-temporary. The presumption of an other-than-temporary impairment in such cases may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, there may be a case where impairment losses are recognized when the decline in the fair value of the securities is not significant or such decline has not existed for an extended period of time, as a result of considering specific factors which may indicate the decline in the fair value is other-than-temporary.

The assessment of whether a decline in the value of an investment is other-than-temporary often requires management judgment based on evaluating relevant factors. Those factors include business plans and future cash flows of the issuer of the security, the regulatory, economic or technological environment of the issuer of the security, and the general market condition of either the geographic area or the industry in which the issuer of the security operates. Accordingly, it is possible that investments in our portfolio that have had a decline in value that are currently believed to be temporary may be determined to be other-than-temporary in the future based on our evaluation of additional information such as continued poor operating results, a future broad decline in the value of worldwide equity markets or circumstances in market interest rate fluctuations. As a result, unrecognized losses recorded for investments may be recognized into earnings in future periods. At March 31, 2006, such unrecognized losses on Daiichi Sankyo’s investment securities were ¥400 million.

Estimated Useful Lives and Impairments of Long-Lived Assets

We estimate the useful lives of property, plant and equipment and certain other intangibles with finite useful lives in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. Our total depreciation and amortization expenses in the fiscal year ended March 31, 2006 were ¥60.3 billion. The useful lives are estimated at the time the assets are acquired and are based on historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods. Alternatively, these types of technological changes or possible declines in demand for the related products could result in the recognition of an impairment charge to reflect the decline in value of the assets. We also review for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected future undiscounted cash flow is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

Management believes that its estimates of future cash flows and fair value are reasonable. However, changes in estimates resulting in lower future cash flows and fair value due to unforeseeable changes in business assumptions could negatively affect the valuations of those long-lived assets.

In accordance with the provisions of Statement of Financial Accounting Standards No. 142, we do not amortize goodwill, but test it for impairment at least annually using a two-step process that begins with an estimation of the fair value of a reporting unit and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. The determinants used for the fair value measurement include management’s estimate of the reporting unit’s continuing ability to generate income from operations and cash flows in future periods.

Management believes that its estimates of future cash flows and fair value are reasonable. However, changes in estimates resulting in lower future cash flows and fair value due to unforeseeable changes in business assumptions could negatively affect the valuations, which may result in our recognizing impairment charges for goodwill in the future.

Business Acquisitions

We account for acquired businesses using the purchase method of accounting, which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. The judgments made in determining the estimated fair value assigned to each class of assets acquired, as well as asset lives, can materially impact net income (loss) of the periods subsequent to the acquisition through depreciation and amortization, and in certain instances by impairment charges, if the asset is significantly overvalued. For in-process research and development acquired, the estimated fair value assigned can materially impact net income (loss) for the period of acquisition as in-process research and development is expensed upon acquisition.

In determining the estimated fair value for intangible assets, including acquired in-process research and development, we typically utilize the income approach, which employs discounting of the projected future net cash flow using an appropriate discount rate that reflects the risks associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income approach or other methods include the projected future cash flows (including timing), the expected costs to develop in-process research and development into commercially viable products and estimates of cash flows from the projects when completed, and the discount rate reflecting the risks inherent in the future cash flows.

Determining the useful life of an intangible asset also requires judgment because different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives. Generally, the useful life of the right associated with a pharmaceutical product’s exclusive patent will be finite and will result in amortization expense being recorded over a determinable period, while the useful life associated with a brand that is expected to retain a distinct market identity could be considered to be indefinite.

All of these judgments and estimates can significantly impact net income (loss).

Employees’ Pension and Severance Payments

The total costs for employees’ severance payments and pension plans represented approximately 1.0% of our total costs and expenses for the fiscal year ended March 31, 2006. The amounts recognized in the consolidated financial statements related to employees’ severance payments and defined benefit pension plans are determined on an actuarial basis utilizing certain assumptions in the calculation of such amounts. The assumptions used in determining net periodic costs and liabilities for severance payments and pension plans include the expected long-term rate of return on plan assets, discount rate, rate of increase in compensation levels, average remaining years of service, and other factors. Specifically, the expected long-term rate of return on assets and the discount rate are two critical assumptions. Assumptions are evaluated at least annually, and events may occur or circumstances change that may have a significant effect on the critical assumptions. In accordance with U.S. GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods, thereby reducing the year-to-year volatility in pension expenses. As of March 31, 2006, the total amount of unrecognized net actuarial gain was ¥0.9 billion. The entire amount of unrecognized net actuarial loss will be amortized over the average remaining years of employee service of approximately 15 years. That amortization will increase future pension costs.

For the fiscal year ended March 31, 2006, we used expected long-term rates of return on pension plan assets of 2.8%. In determining the expected long-term rate of return on pension plan assets, we consider the current and projected asset allocations, as well as expected long-term investment returns and risks for each category of the plan assets based on our analysis of historical results. The projected allocation of the plan assets is developed in consideration of the expected long-term investment returns for each category of the plan assets. Approximately 40.0%, 24.0%, 9.0%, 19.0% and 8.0% of the plan assets will be allocated to domestic bonds, domestic stocks, international bonds, international stocks and other financial instruments, respectively, to moderate the level of volatility in pension plan asset returns and reduce risks. As of March 31, 2006, the actual allocation of assets was generally consistent with the projected allocation stated above. The actual returns for the fiscal year ended March 31, 2006 were approximately 8.7%. The actual returns on pension plan assets may vary in future periods, depending on market conditions. The market-related value of plan assets is measured using fair values on the plan measurement date.

Another critical assumption is the discount rate used in the annual actuarial valuation of the pension benefit obligations. We mainly used a weighted average discount rate of 2.1% as of March 31, 2006. In determining the appropriate discount rate, we consider available information about the current yield on high-quality fixed-income securities, rated AA or better by Standard & Poor’s, that are currently available and are expected to be available during the period corresponding to the expected duration of the pension benefit obligations.

The following table illustrates the sensitivity to changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for our pension plans as of March 31, 2006:

Change in Assumption	Change in Pension Benefit Obligations	Change in Pre- Tax Pension Expenses	Change in Equity (Net of Tax)
(in billions)
50 basis point increase / decrease in discount rate	– / + ¥11.3	– / + ¥0.2	+ / – ¥0.1
50 basis point increase / decrease in expected return on assets	—	– / + ¥0.4	– / + ¥0.2

Revenue Recognition

We generate revenue principally from sales of pharmaceutical and other products. Revenue from those sales transactions is recognized upon delivery, which is considered to have occurred when the customer has taken risks and rewards of ownership of the delivered products. In the case of arrangements where title to delivered products passes through distributors, but the substance of the transaction is that of a consignment, we recognize revenue when distributors sell the product to end users. In the case of sales made to buyers where the price is not considered fixed or determinable or cash collection is not reasonably assured at the time of delivery, we recognize revenue when cash is collected from customers.

We generally accept sales returns from customers if the reasons and conditions are considered reasonable in the light of those defined in the sales agreement. We also provide customers sales rebates and incentives based on the conditions agreed with the customers in line with our sales promotional strategies. For accounting purposes, these sales returns, rebates and incentives are treated as reductions in revenue as incurred and the related accruals are reviewed and adjusted at the end of each fiscal period.

Accruals for the sales returns are calculated based on such factors as historical experience of loss on sales returns, estimated product remaining shelf lives and extent of sales subject to sales returns. In addition, we consider certain information from external sources such as market data for pharmaceutical products, wholesaler inventory levels and others in reviewing the factors to determine the accruals for sales returns. The weighted-average estimated sales return ratio (only for sales subject to sales returns) in recording accruals for the fiscal year ended March 31, 2006 was 4.1%, and the estimated weighted-average product remaining shelf life considered in recording accruals was approximately 23 months for the fiscal year ended March 31, 2006. However, those factors applicable to the future periods could differ because of changes in historical experience of sales returns or estimated product remaining shelf lives and other circumstances in future periods. If the sales return ratio were to increase to 6.0% or if the estimated product remaining shelf lives were to be extended to 29 months, accrual for sales returns at March 31, 2006 would increase by approximately ¥3.0 billion or ¥1.9 billion, respectively.

Accruals for customer rebates and incentives are recorded based on the conditions agreed by customers and provided in our sales promotional strategies. Accordingly, we do not anticipate any significant differences between accruals and actual payments for such sales reductions. Sales rebates and incentives are offered to customers based mainly on the volume of the customer’s purchases from us and sell-through by the wholesalers to end-users. We also consider our sales promotional strategies specific to each customer in determining the level of sales rebates and incentives. Conditions for the sales rebates and incentives are predetermined by the parties and evidenced in the relevant sales agreement. The level of sales rebates and incentives as a percentage of total revenue (after reduction of sales returns) was 9.7% for the year ended March 31, 2006. Since our sales rebates and incentives arrangements are typically short in duration (i.e., one to six months), the substantial portion of such rebates and incentives are fixed and settled in a short-term period within each fiscal year. Accordingly, the accruals for the sales rebates and incentives to be recorded at the end of each fiscal year are relatively insignificant as compared to the amounts actually settled and recorded as reductions in revenue for each fiscal year. If the level of sales rebates and incentives as a percentage of total revenue had increased by 1%, the balance of accrued sales rebates and incentives at March 31, 2006 would increase by approximately ¥1.2 billion.

The following table shows the changes in accruals for sales returns, customer rebates and incentives for the fiscal years ended March 31, 2004, 2005 and 2006:

	Accrual for product returns	Accrual for rebates and incentives	Total
	(billions of yen)
Balance as of March 31, 2003	5.0	5.5	10.5
-Current provision related to sales made in the current period	3.1	59.2	62.3
-Current provision related to sales made in prior periods	0.9	(0.3)	0.6
-Actual returns or credits in the current period related to sales made in the current period	(0.4)	(53.6)	(54.0)
-Actual returns or credits in the current period related to sales made in prior periods	(4.0)	(5.2)	(9.2)

Balance as of March 31, 2004	4.6	5.6	10.2
-Current provision related to sales made in the current period	4.1	62.1	66.2
-Current provision related to sales made in prior periods	0.4	(0.4)	0.0
-Actual returns or credits in the current period related to sales made in the current period	0.0	(55.3)	(55.3)
-Actual returns or credits in the current period related to sales made in prior periods	(3.2)	(5.2)	(8.4)

Balance as of March 31, 2005	5.9	6.8	12.7
-Assumption of the joint share transfer	2.6	1.5	4.1
-Current provision related to sales made in the current period	2.8	85.9	88.7
-Current provision related to sales made in prior periods	(1.8)	(0.1)	(1.9)
-Actual returns or credits in the current period related to sales made in the current period	(0.5)	(73.7)	(74.2)
-Actual returns or credits in the current period related to sales made in prior periods	(2.4)	(8.4)	(10.8)

Balance as of March 31, 2006	6.6	12.0	18.6

Income Taxes

We record deferred tax assets and liabilities using the effective tax rate for the effect of temporary differences between the book and tax bases of assets and liabilities. If the effective tax rate were to change, we would adjust its deferred tax assets and liabilities, through a provision for income taxes in the period of change, to reflect the effective tax rate expected to be in effect when the deferred tax items reverse. A one-percentage point change in the statutory tax rate would increase or decrease income tax expense by approximately ¥1.1 billion. We record a valuation allowance on deferred tax assets to reflect the expected future tax benefits to be realized. In determining the appropriate valuation allowance, we take into account the level of expected future taxable income and available tax planning strategies. If future taxable income is lower than expected or if expected tax planning strategies are not available as anticipated, we may record an additional valuation allowance through income tax expense in the period such determination is made. At March 31, 2006, we had gross deferred tax assets of ¥138.5 billion, against which we had provided a valuation allowance of ¥19.2 billion.

Recently Issued Accounting Pronouncements

Accounting for Share-based Payments

In December 2004, the Financial Accounting Standard Board, or FASB, issued Statement of Financial Accounting Standard, or SFAS, No. 123 (revised 2004), “Share-Based Payment”. This statement requires the use of the fair value-based method of accounting for stock-based compensation and eliminates the alternative use of the intrinsic value method prescribed by Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees”. With limited exceptions, SFAS No. 123 (revised 2004) requires that the grant-date fair value of share-based payments be expensed over the period the service is received. We have accounted for our stock-based compensation in accordance with the provisions prescribed by APB No. 25 and its related interpretations and have disclosed the net effect on net income and net income per share assuming we had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation. This statement will be effective as of the beginning of the first annual reporting period that begins after June 15, 2005. The adoption of SFAS No.123 (revised 2004) is not expected to have a material impact on our results of operations and financial position.

Inventory Costs

In December 2004, the FASB issued SFAS No. 151, “Inventory Costs”. This statement amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. The provisions of this statement will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 is not expected to have a material impact on our results of operations and financial position.

Accounting for Exchanges of Nonmonetary Assets

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—an amendment of APB No. 29”. This statement addresses financial accounting and reporting for exchange transactions of nonmonetary assets on a fair value basis. This statement will be effective for nonmonetary asset exchanges that have occurred in the fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material impact on our results of operations and financial position.

Derivative Instruments and Hedging Activities

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and No. 140”. This statement permits an entity to elect fair value remeasurement for any hybrid financial instrument (with changes in fair value recognized in earnings) if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under SFAS No. 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. The statement will be effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of an entity’s fiscal years beginning after September 15, 2006, with earlier adoption permitted as of the beginning of fiscal year, provided that financial statements for any interim period of that fiscal year have not been issued. The adoption of SFAS No. 155 is not expected to have a material impact on our results of operations and financial position.

Uncertainty in income taxes

In July 2006, the FASB issued FASB Interpretation, or FIN, No. 48, “Accounting for Uncertainty in Income Taxes”. FIN No. 48 establishes the threshold for recognizing the benefits of tax-return positions in the consolidated financial statements as “more-like-than-not” to be sustained by the taxing authority, and prescribes a measurement methodology for those positions meeting the recognition threshold. FIN No. 48 is effective the fiscal year beginning after December 15, 2006. We are currently evaluating the effect that the adoption of FIN No. 48 will have on our consolidated financial position and results of operations.

Results of Operations

Daiichi Sankyo was established as the holding company of Daiichi and Sankyo pursuant to a joint share transfer under Japanese law completed on September 28, 2005. We accounted for the joint share transfer under the purchase method of accounting in accordance with SFAS No. 141, “Business Combinations”. Based on ownership percentages immediately following the completion of the joint share transfer, Sankyo has been treated as the accounting acquiror for U.S. GAAP financial reporting purposes.

Under the purchase method of accounting, we recorded the tangible and intangible assets of Daiichi acquired and the liabilities of Daiichi assumed at their fair values, while we recorded Sankyo’s assets and liabilities on a carry-over basis. Our management was required to exercise significant judgments by making estimates and determining underlying assumptions in order to value the assets and liabilities. The fair values used to record each of the tangible and intangible assets and liabilities of Daiichi, and the resulting excess of the purchase price over the fair value of net assets acquired (goodwill) had a material effect on our financial position and results of operations as of and for the fiscal year ended March 31, 2006 and will continue to have a material effect on our financial position and results of operations in future periods. We recorded ¥16.0 billion in goodwill as a result of the acquisition.

Our reported financial condition and results of operations as of and for the fiscal year ended March 31, 2006 reflect Daiichi’s balances and results for the period from the September 28, 2005 date of the acquisition to March 31, 2006 in addition to Sankyo’s balances and results as of and for the full fiscal year ended March 31, 2006. If we had used a different set of fair values at the time of the acquisition, our results of operations and financial position as of and for the fiscal year ended March 31, 2006 could have been materially different from those presented in this annual report.

Our earnings reflect purchase accounting adjustments, including the write-off of in-process research and development and increased amortization and depreciation expense for acquired assets. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill is not subject to amortization for financial reporting purposes but is evaluated annually for impairment. In the event that a reporting unit to which such goodwill has been assigned reports a carrying amount in excess of its estimated fair value, an impairment charge is recognized for any excess of the carrying amount of that goodwill over its implied fair value.

Our net revenue for the fiscal year ended March 31, 2006 was ¥767.3 billion, compared to Sankyo’s net revenue of ¥583.8 billion. The ¥183.5 billion difference between our net revenue and Sankyo’s net revenue for the fiscal year ended March 31, 2006, is attributable to the net sales of Daiichi for the period from the September 28, 2005 date of the acquisition to March 31, 2006.

Because our results of operations for the fiscal year ended March 31, 2006 reflect Daiichi’s results for the period from the September 28, 2005 date of the acquisition to March 31, 2006 in addition to Sankyo’s results as of and for the 365-day fiscal year ended March 31, 2006, our results of operations for the fiscal year ended March 31, 2006 are not directly comparable to the results of operations of Sankyo, our predecessor, for the fiscal year ended March 31, 2005.

The following table sets forth a summary of our results of operations for the fiscal years ended March 31, 2004, 2005 and 2006:

	For the year ended March 31,
	2004	2005	2006
	(millions of yen, except percentages)
Net revenue	¥601,273	¥591,762	¥767,276
Costs and expenses:
Cost of sales	228,839	223,937	312,102
Research and development	93,597	85,242	166,080
Selling, general and administrative	194,004	196,660	284,035
Operating income	84,833	85,923	5,059
Other income (expenses)	488	3,783	6,895
Income before income taxes and minority interest	85,321	89,706	11,954
Income taxes:
Current	38,447	32,579	44,824
Deferred	1,950	(77)	(30,906)
Income (loss) from continuing operations before minority interest	44,924	57,204	(1,964)
Minority interest in income of consolidated subsidiaries	514	704	687
Income (loss) from continuing operations	44,410	56,500	(2,651)
Loss from discontinued operations	6,199	—	—
Net income (loss)	38,211	56,500	(2,651)
Cost of sales as a percentage of net revenue	38.1%	37.8%	40.7%
Research and development as a percentage of net revenue	15.6%	14.4%	21.6%
Selling, general and administrative expenses as a percentage of net revenue	32.3%	33.2%	37.0%
Operating income as a percentage of net revenue	14.1%	14.5%	0.7%
Net profit margin	6.4%	9.5%	(0.3)%
Return on shareholders’ equity	5.7%	8.0%	(0.2)%

Fiscal Year Ended March 31, 2006 Compared to Fiscal Year Ended March 31, 2005

Net Revenue

Net revenue for the fiscal year ended March 31, 2006 increased by ¥175.5 billion, or 29.7%, from the previous fiscal year to ¥767.3 billion. The increase was primarily attributable to the net sales of Daiichi for the period from the September 28, 2005 date of the joint share transfer to March 31, 2006, amounting to ¥183.5 billion, which was partially offset by a slight decrease in net revenue from Sankyo’s existing businesses.

Sales of pharmaceuticals by Sankyo decreased slightly overall, mainly due to lower sales of the flagship antihyperlipidemic agent Mevalotin ® (pravastatin) and Sankyo’s sale of the marketing rights for two of its pharmaceutical products, the effects of which were offset in part by increased sales of the antihypertensive agent olmesartan in Japan and overseas. Sales of Mevalotin ® decreased by ¥23.5 billion to ¥143.2 billion due to increasing competition from similar products in Japan and the United States and the expiration of the patent for pravastatin in European countries. Sankyo’s sale of the marketing rights for Espo ®, used to treat kidney-related anemia, and Gran ®, used to treat low white blood cell count, to Kirin Brewery Co., Ltd. resulted in a ¥17.7 billion aggregate decrease in Sankyo’s net revenue for the fiscal year ended March 31, 2006. In addition, the termination of co-marketing agreements for the anti-allergy medication Alesion ® resulted in a ¥5.5 billion decrease in sales of that product. Sankyo’s sales of the antihypertensive agent olmesartan increased by ¥46.8 billion to ¥92.5 billion, reflecting robust growth in sales in both Japan and overseas markets.

Sales of non-pharmaceuticals in other existing businesses of Sankyo decreased by ¥7.5 billion to ¥127.3 billion compared to the previous fiscal year, mainly due to the sale of assets relating to non-pharmaceutical operations as part of continuing efforts to concentrate management resources on pharmaceutical operations.

Product returns, sales rebates and incentives are treated as reductions from gross revenue in determining net revenue for each period. Provisions for these revenue reductions for the fiscal year ended March 31, 2006 increased by approximately ¥5.9 billion compared to the previous fiscal year, primarily due to our recording of the provisions of Daiichi following our acquisition of Daiichi, amounting to ¥4.1 billion. Current provision of product returns, sales rebates and incentives as a percentage of net revenue increased slightly to 11.6% for the fiscal year ended March 31, 2006 compared to 11.2% for the previous fiscal year.

Cost of Sales

Cost of sales increased by ¥88.2 billion, or 39.4%, to ¥312.1 billion compared to the previous fiscal year. Cost of sales as a percentage of net revenue increased to 40.7% for the fiscal year ended March 31, 2006 compared to 37.8% for the previous fiscal year. This increase primarily reflects the impact of ¥48.2 billion in costs associated with the purchase price allocations resulting from the acquisition of Daiichi, including costs allocated to acquired inventories and costs of acquired intangibles. The impact of these purchase price allocations was partially offset by the lower cost ratio of Daiichi’s operations compared to Sankyo’s and by cost benefits resulting from the restructuring of certain relatively high cost Sankyo products.

Research and Development

Research and development costs for the fiscal year ended March 31, 2006 increased by ¥80.8 billion, or 94.8%, to ¥166.1 billion compared to the previous fiscal year. Research and development costs as a percentage of net revenue increased to 21.6% for the fiscal year ended March 31, 2006 compared to 14.4% for the previous fiscal year. These increases were due primarily to costs associated with the enhancement of our global R&D activities as well as a ¥38.1 billion write-off of acquired in-process research and development assets of Daiichi as part of the purchase price allocations resulting from the joint share transfer.

Selling, General and Administrative

Selling, general and administrative expenses for the fiscal year ended March 31, 2006 increased by ¥87.4 billion, or 44.4%, to ¥284.0 billion compared to the previous fiscal year. This increase was due primarily to our recording of to ¥64.9 billion in selling, general and administrative expenses of Daiichi for the period from the September 28, 2005 date of the joint share transfer to March 31, 2006. Selling, general and administrative expenses as a percentage of revenue increased to 37.0% for the fiscal year ended March 31, 2006 compared to 33.2% for the previous fiscal year. This increase was due primarily to a ¥9.2 billion offset of selling, general and administrative expenses recorded in the fiscal year ended March 31, 2005 as a result of a gain on sale of property, plant and equipment on the sale of our Tanashi plant and our Mishima plant, an offset that was not repeated during the fiscal year ended March 31, 2006.

Operating Income

Operating income for the fiscal year ended March 31, 2006 decreased by ¥80.9 billion, or 94.1%, to ¥5.1 billion compared to the previous fiscal year. Operating income as a percentage of net revenue decreased to 0.7% for the fiscal year ended March 31, 2006 compared to 14.5% for the previous fiscal year. These decreases were mainly due to the impact of costs associated with the purchase price allocations of acquired net assets resulting from the joint share transfer. Although net revenue for the fiscal year ended March 31, 2006 increased by ¥175.5 billion compared to the previous fiscal year, we recorded an ¥88.2 billion increase in cost of sales, an ¥80.8 billion increase in research and development costs and an ¥87.4 billion increase in selling, general and administrative expenses, each primarily as a result of the joint share transfer. In addition, a ¥10.8 billion increase in research and development costs at Sankyo, to ¥96.1 billion for the year ended March 31, 2006, as a result of enhanced research and development activities at Sankyo also decreased operating income and operating income as a percentage of net revenue.

Other Income (Expenses)

Other income for the fiscal year ended March 31, 2006 increased by ¥3.1 billion, or 82.3%, to ¥6.9 billion compared to the previous fiscal year. This increase was mainly attributable to a ¥2.3 billion increase in interest and dividend income.

Income before Income Taxes and Minority Interest

Income before income taxes and minority interest for the fiscal year ended March 31, 2006 decreased by ¥77.8 billion, or 86.7%, to ¥12.0 billion compared to the previous fiscal year. This decrease was primarily due to the impact of costs associated with the purchase price allocations of acquired net assets resulting from the joint share transfer.

Income Taxes

Income taxes for the fiscal year ended March 31, 2006 decreased by ¥18.6 billion compared to the previous fiscal year. While current income taxes increased by ¥12.2 billion primarily due to the issuance of Daiichi Sankyo shares to former shareholders of Daiichi in connection with the joint share transfer, deferred income taxes decreased by ¥30.8 billion primarily due to the amortization of intangible assets and the reversal of valuation allowances. The reversal of valuation allowances was mainly due to improved operating results in recent years and a sound outlook for the future operating performance of our United States subsidiaries. Major components of the differences between the 40.6% statutory tax rate and the 116.4% effective income tax rate from continuing operations for the fiscal year ended March 31, 2006 were in-process research and development of 129.3%, change in valuation allowances of—72.9%, expenses not deductibles for tax purposes of 52.5%, and tax credits on research and development costs of—52.2%.

Loss from Continuing Operations and Net Loss

As a result of the foregoing, loss from continuing operations and net loss for the fiscal year ended March 31, 2006 was ¥2.7 billion, compared to income from continuing operations and net income of ¥56.5 billion for the previous fiscal year. The net loss and loss from continuing operations was primarily due to the ¥78.2 billion decrease in operating income, which in turn was primarily the result of the impact of costs associated with the purchase price allocations of acquired net assets resulting from the joint share transfer and an increase in income tax expenses as a percentage of pre-tax income.

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004

Net Revenue

Net revenue for the fiscal year ended March 31, 2005 decreased by ¥9.5 billion, or 1.6%, from the previous fiscal year to ¥591.8 billion. The decrease was primarily due to a decrease in sales of the flagship antihyperlipidemic agent Mevalotin ® (pravastatin) in Japan and overseas as well as the effect of Sankyo’s withdrawal from the relatively high cost medical products business beginning in March 2004. The effects of the decrease in sales of Mevalotin ® and the withdrawal from the medical products business were partially offset by increases in sales of other products, including the antihypertensive agent olmesartan, the analgesic and anti-inflammatory agent Loxonin ®, and the antianemia agent Venofer ®.

Sales of Mevalotin ® decreased by ¥38.8 billion to ¥166.6 billion during the fiscal year ended March 31, 2005, mainly due to the expiration of the patent for pravastatin in some European countries, a reduction in the price of Mevalotin ® resulting from the April 2004 revision of the NHI price list in Japan, as well as intensifying competition from similar products in Japan and overseas markets.

Sales of olmesartan increased by ¥29.0 billion to ¥45.5 billion during the fiscal year ended March 31, 2005, mainly due to increased sales in Europe and the United States during the period and the launch of this product in Japan in May 2004. Sales of Loxonin ® and Venofer ® also grew steadily during the period. Offsetting these increases in sales was an ¥8.4 billion decrease in sales in the medical products business compared to the previous fiscal year as a result of Sankyo’s withdrawal from the medical products business beginning in March 2004.

Sales of pharmaceuticals in Japan decreased compared to the previous fiscal year, mainly due to the decrease in sales of Mevalotin ®, while sales of olmesartan grew steadily following the May 2004 launch of this product in Japan. Sales of pharmaceuticals overseas increased compared to the previous fiscal year, mainly due to growth in the sales of our principal global products. In North America, we recorded increased sales of Venofer ®, as well as increased sales of the antihypertensive agent Benicar ® and the diuretic/olmesartan combination Benicar ® HCT as a result of our co-promotion efforts with Forest Laboratories, Inc. These increases were slightly offset by a decrease in North American sales of the antihyperlipidemic agent WelChol ® resulting from increasing competition from similar products. In Europe, we recorded increased sales of olmesartan (Olmetec ®), as well as Lopresor ® and Lomir ®, two antihypertensive drugs licensed from Novartis Pharma Co., Ltd.

Sales of non-pharmaceuticals in our other business segment increased compared to the previous fiscal year, mainly due to increases in sales of dried milk for infants by Wakodo Co., Ltd. and glycol products by Nippon Nyukazai Co., Ltd.

Product returns, sales rebates and incentives are treated as reductions from gross revenue in determining net revenue for each period. Provisions for these revenue reductions for the fiscal year ended March 31, 2005 increased by approximately ¥2.4 billion compared to the previous fiscal year, primarily due to increasing competition in the markets for pharmaceutical and non-pharmaceutical products.

Cost of Sales

Cost of sales decreased by ¥4.9 billion, or 2.1%, to ¥223.9 billion compared to the previous fiscal year. Cost of sales as a percentage of net revenue decreased slightly to 37.8% for the fiscal year ended March 31, 2005 compared to 38.1% for the previous fiscal year. This decrease was primarily due to the impact of Sankyo’s withdrawal from the relatively high cost medical products business beginning in March 2004, as well as a decrease in manufacturing expenses, including payroll expenses and depreciation expenses, as a result of ongoing efforts to increase operational efficiency through improved cost control and other measures. The impact of these decreases in cost of sales was partially offset by an increase of obsolescence losses recorded for certain pharmaceutical inventories.

Research and Development

Research and development costs for the fiscal year ended March 31, 2005 decreased by ¥8.4 billion, or 8.9%, to ¥85.2 billion compared to the previous fiscal year. Research and development costs as a percentage of net revenue decreased to 14.4% for the fiscal year ended March 31, 2005 compared to 15.6% for the previous fiscal year. This decrease was primarily due to the absence in the fiscal year ended March 31, 2005 of ¥7.2 billion in expenses representing fees paid to third parties during the fiscal year ended March 31, 2004 for the right to develop commercial products under certain licensing arrangements.

Selling, General and Administrative

Selling, general and administrative expenses for the fiscal year ended March 31, 2005 increased by ¥2.7 billion, or 1.4%, to ¥196.7 billion compared to the previous fiscal year. Selling, general and administrative expenses as a percentage of revenue increased to 33.2% for the fiscal year ended March 31, 2005 compared to 32.3% for the previous fiscal year. This increase was due primarily to an increase in sales promotion expenses relating to the marketing of olmesartan in overseas markets, as well as an increase in amortization of intangible assets relating to products licensed in from other pharmaceutical companies.

Operating Income

Operating income for the fiscal year ended March 31, 2005 increased by ¥1.1 billion, or 1.3%, to ¥85.9 billion compared to the previous fiscal year. Operating income as a percentage of net revenue increased to 14.5% for the fiscal year ended March 31, 2005 compared to 14.1% for the previous fiscal year. Although net revenue for the fiscal year ended March 31, 2005 decreased by ¥9.5 billion compared to the previous fiscal year, this decrease was more than offset by the ¥8.4 billion decrease in research and development costs and the ¥4.9 billion decrease in cost of sales, despite the ¥2.7 billion increase in selling, general and administrative expenses.

Other Income (Expenses)

Other income for the fiscal year ended March 31, 2005 increased by ¥3.3 billion to ¥3.8 billion. This increase was mainly attributable to increases in interest and dividend income, gain on marketable securities, net and changes in other income (expense), net.

Income before Income Taxes and Minority Interest

Income before income taxes and minority interest for the fiscal year ended March 31, 2005 increased by ¥4.4 billion, or 5.1%, to ¥89.7 billion compared to the previous fiscal year. This increase was primarily the result of the increases in operating income and other income described above.

Income Taxes

Income taxes for the fiscal year ended March 31, 2005 were ¥32.5 billion, a decrease of ¥7.9 billion compared to the previous fiscal year. This decrease was mainly due to the utilization of a portion of the net operating loss carry-forwards relating to certain United States subsidiaries as their operations became profitable and our valuation allowance for United States subsidiaries decreased. The effective tax rate for the fiscal year ended March 31, 2005 declined to 36.2% compared to 47.3% for the previous fiscal year, mainly due to the decrease in the valuation allowance for United States subsidiaries.

Income from Continuing Operations

Income from continuing operations for the fiscal year ended March 31, 2005 was ¥56.5 billion, an increase of 27.2% compared to the previous fiscal year. The increase was mainly attributable to the ¥7.9 billion decrease in income taxes and the ¥3.3 billion increase in other income.

Loss from Discontinued Operations

In the fiscal year ended March 31, 2004, we recorded a ¥6.2 billion loss from discontinued operations as a result of the December 2003 termination of our distribution agreement with Cygnus related to the glucose monitoring device GlucoWatch ®. There was no loss (gain) from discontinued operations for the fiscal year ended March 31, 2005.

Net Income

As a result of the foregoing, net income for the fiscal year ended March 31, 2005 increased by ¥18.3 billion, or 47.9%, to ¥56.5 billion compared to the previous fiscal year. Our net profit margin increased to 9.5% for the fiscal year ended March 31, 2005 compared to 6.4% for the previous fiscal year, and our return on shareholders’ equity increased to 8.0% for the fiscal year ended March 31, 2005 compared to 5.7% for the previous fiscal year.

Segment Information

Under SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, operating segments are defined as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Subsequent to the joint share transfer on September 28, 2005, for the year ended March 31, 2006, Daiichi Sankyo management regularly reviewed its financial performance principally based on the information derived from Sankyo Company, Limited and its subsidiaries (the “Sankyo” segment), Daiichi Pharmaceutical Co., Ltd. and subsidiaries (the “Daiichi” segment) and Daiichi Sankyo Company, Limited (the “Corporate” segment), since the full integration of Sankyo and Daiichi has not been implemented. See Note 20 to our consolidated financial statements for more segment information.

In addition, for the purpose of comparison between years, we periodically review our financial performance on the basis of our “Pharmaceutical” business segment and our “Other” business segment on a worldwide basis. The majority of our revenue on a worldwide basis is derived from our pharmaceuticals segment.

Our management primarily evaluates the performance of business segments based on operating income reported under Japanese GAAP. The discussion below is based on Japanese GAAP operating income.

The following tables present certain information regarding our operating segments as of and for the fiscal years ended March 31, 2004, 2005 and 2006:

	(millions of yen)
Fiscal year ended March 31, 2004	Pharma- ceuticals	Other	Total	Inter- segment elimination	US GAAP adjustments	Consolidated Total
Revenue from external customers	¥466,734	¥129,612	¥596,346	¥—	¥4,927	¥601,273
Revenue from other operating segment	1,288	3,171	4,459	(4,459)	—	—
Segment profit or loss	89,114	5,506	94,620	935	(10,722)	84,833

	(millions of yen)
Fiscal year ended March 31, 2005	Pharma- ceuticals	Other	Total	Inter- segment elimination	US GAAP adjustments	Consolidated Total
Revenue from external customers	¥454,710	¥133,121	¥587,831	¥—	¥3,931	¥591,762
Revenue from other operating segment	923	1,723	2,646	(2,646)	—	—
Segment profit or loss	77,496	6,587	84,083	842	998	85,923

	(millions of yen)
Fiscal year ended March 31, 2006	Pharma- ceuticals	Other	Total	Inter- segment elimination	US GAAP adjustments	Consolidated Total
Revenue from external customers	¥784,667	¥141,251	¥925,918	¥—	¥(158,642)	¥767,276
Revenue from other operating segment	790	4,024	4,814	(4,814)	—	—
Segment profit or loss	148,115	6,146	154,261	467	(149,669)	5,059

Notes:

“Other” consists of food products, additives and agrochemical products businesses.

“Inter-segment elimination” primarily consists of eliminations of inter-segment transactions, as well as certain general administrative expenses that are not otherwise attributed to any particular business segment.

Fiscal Year Ended March 31, 2006 Compared to Fiscal Year Ended March 31, 2005

Under Japanese GAAP, we used the pooling-of-interests method to account for the joint share transfer between Sankyo and Daiichi that resulted in the establishment of Daiichi Sankyo on September 28, 2005. Under the pooling-of-interests method, when a company has been acquired after the beginning of a fiscal year, the acquiror’s consolidated financial statements for that fiscal year reflect the acquired company’s results for the entire fiscal year, including the portion of that fiscal year preceding the date of acquisition.

As a result, our Japanese GAAP results of operations for the fiscal year ended March 31, 2006, including the Japanese GAAP segment information presented in this section, include Daiichi’s results for the full fiscal year ended March 31, 2006, including the portion of that fiscal year prior to our acquisition of Daiichi.

Pharmaceuticals

Revenues in the pharmaceuticals segment for the fiscal year ended March 31, 2006 increased by ¥330.0 billion, or 72.6%, to ¥784.7 billion compared to the previous fiscal year. This increase was primarily due to our inclusion of the results of Daiichi for the entire fiscal year ended March 31, 2006. The impact of our acquisition of Daiichi was partially offset by a decrease in sales of our flagship product Mevalotin ® in Japan and overseas. Segment profit increased by ¥70.6 billion, or 91.1%, compared to the previous fiscal year. This increase was primarily due to our inclusion of the results of Daiichi for the entire fiscal year, the effect of which was partially offset by an increase in research and development costs associated with the enhancement of our global R&D activities.

Other

Revenues in the other segment for the fiscal year ended March 31, 2006 increased by ¥8.1 billion, or 6.1%, to ¥141.3 billion compared to the previous fiscal year. This increase was primarily due to our inclusion of the results of Daiichi for the entire fiscal year ended March 31, 2006. Because sales in Daiichi’s other business segment amounted to only a small percentage of the sales in Sankyo’s other business segment in recent years, the effect of our acquisition of Daiichi had a relatively smaller effect on revenues in our other segment than on revenues in our pharmaceuticals segment. The positive effect of our acquisition of Daiichi on revenues in our other segment was partially offset by a decrease in sales attributable to Sankyo’s existing businesses. As part of its continuing efforts to concentrate management resources on pharmaceutical operations, Sankyo sold its interests in, and transferred the businesses of, three of its non-pharmaceutical subsidiaries during the fiscal year ended March 31, 2006, each of which ceased to be a consolidated subsidiary upon Sankyo’s sale of its interests. Segment profit decreased by ¥0.4 billion, or 6.7%, compared to the previous fiscal year. The decrease reflected increasing competition with respect to Sankyo’s products as well as higher depreciation expenses during the start-up period for a new Sankyo plant.

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004

Pharmaceuticals

Revenues in the pharmaceuticals segment for the fiscal year ended March 31, 2005 decreased by ¥12.0 billion, or 2.6%, to ¥454.7 billion compared to the previous fiscal year. This decrease was mainly due to a decrease in sales of Mevalotin ®, which was partially offset by increased sales of olmesartan, Loxonin ®, and Venofer ®. Sales of olmesartan during the fiscal year ended March 31, 2005 increased as a result of sales growth in the United States and Europe during the period and the launch of olmesartan in Japan in May 2004. Segment profit decreased by ¥11.6 billion, or 13.0%, compared to the previous fiscal year. The decrease in segment profit was primarily due to lower sales of Mevalotin ® and an increase in selling, general and administrative expenses associated with efforts to increase pharmaceuticals sales in the United States and Europe.

Other

Revenues in the other segment for the fiscal year ended March 31, 2005 increased by ¥3.5 billion, or 2.7%, to ¥133.1 billion compared to the previous fiscal year. Segment profit increased by ¥1.1 billion, or 19.6%, compared to the previous fiscal year. This increase was primarily the result of increases in sales of dried milk for infants and glycol products.

Geographic Information

The following tables present certain U.S. GAAP information regarding our operations by geographic areas as of and for the fiscal years ended March 31, 2004, 2005 and 2006:

	(millions of yen)
Fiscal year ended March 31, 2004	Japan	United States	Other foreign countries	Intersegment elimination/ unallocated amount	Total
Revenues:
External customers	¥504,245	¥60,781	¥36,247	¥—	¥601,273
Inter-segment	7,830	3,220	2,730	(13,780)	—

Total revenue	¥512,075	¥64,001	¥38,977	¥(13,780)	¥601,273

Property, plant and equipment	¥194,994	¥3,382	¥11,424	¥—	¥209,800

	(millions of yen)
Fiscal year ended March 31, 2005	Japan	United States	Other foreign countries	Intersegment elimination/ unallocated amount	Total
Revenues:
External customers	¥464,219	¥76,946	¥50,597	¥—	¥591,762
Inter-segment	13,033	3,425	4,014	(20,472)	—

Total revenue	¥477,252	¥80,371	¥54,611	¥(20,472)	¥591,762

Property, plant and equipment	¥197,994	¥4,648	10,764	¥—	¥213,406

	(millions of yen)
Fiscal year ended March 31, 2006	Japan	United States	Other foreign countries	Intersegment elimination/ unallocated amount	Total
Revenues:
External customers	¥601,393	¥110,552	¥55,331	¥—	¥767,276
Inter-segment	20,469	12,199	6,389	(39,057)	—

Total revenue	¥621,862	¥122,751	¥61,720	¥(39,057)	¥767,276

Property, plant and equipment	¥325,151	¥4,955	¥14,639	¥—	¥344,745

Fiscal Year Ended March 31, 2006 Compared to Fiscal Year Ended March 31, 2005

Revenues from external customers in Japan for the fiscal year ended March 31, 2006 increased by ¥137.2 billion, or 29.5%, to ¥601.4 billion compared to the previous fiscal year. This increase was primarily due to our inclusion of the results of Daiichi for the period from the September 28, 2005 date of the joint share transfer to March 31, 2006. The impact of our acquisition of Daiichi was partially offset by a decrease in sales of Mevalotin ® in Japan.

Revenues from external customers in the United States for the fiscal year ended March 31, 2006 increased by ¥33.6 billion, or 43.7%, to ¥110.6 billion compared to the previous fiscal year. This increase was primarily due to increases in sales of Benicar ® and the diuretic/olmesartan combination Benicar ® HCT in the United States, as well our inclusion of the results of Daiichi for the period from the September 28, 2005 date of the joint share transfer to March 31, 2006.

Revenues from external customers in other foreign countries for the fiscal year ended March 31, 2006 increased by ¥4.7 billion, or 9.4%, to ¥55.3 billion compared to the previous fiscal year. This increase was primarily due to increased sales of our products in Asia as well our inclusion of the results of Daiichi for the period from the September 28, 2005 date of the joint share transfer to March 31, 2006.

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004

Revenues from external customers in Japan for the fiscal year ended March 31, 2005 decreased by ¥40.0 billion, or 7.9%, to ¥464.2 billion compared to the previous fiscal year. This decrease was primarily due to a decrease in sales of Mevalotin ® as well as the effect of Sankyo’s withdrawal from the medical products business beginning in March 2004. The effect of the decrease in sales of Mevalotin ® and the withdrawal from the medical products business was partially offset by the launch of olmesartan in Japan in May 2004.

Revenues from external customers in United States for the fiscal year ended March 31, 2005 increased by ¥16.2 billion, or 26.6%, to ¥76.9 billion compared to the previous fiscal year. This increase was primarily due to increases in sales of Benicar ®, Benicar ® HCT and Venofer ®, the effects of which were partially offset by a decrease in sales of WelChol ®resulting from increasing competition from similar products.

Revenues from external customers in other foreign countries for the fiscal year ended March 31, 2005 increased by ¥14.4 billion, or 39.6%, to ¥50.6 billion compared to the previous fiscal year. The increase was primarily due to increases in sales of pharmaceuticals, including Olmetec ®, Lopresor ® and Lomir ®, in Europe.

Financial Condition

Fiscal Year Ended March 31, 2006 Compared to Fiscal Year Ended March 31, 2005

Total assets at March 31, 2006 amounted to ¥1,992.2 billion, an increase of ¥990.8 billion, or 99.0%, compared to March 31, 2005. Total current assets at March 31, 2006 amounted to ¥982.1 billion, an increase of ¥365.7 billion, or 59.3%, compared to March 31, 2005. These increases, and the increases in almost all of the asset line items on our balance sheet during the fiscal year ended March 31, 2006, were primarily the result of our acquisition of Daiichi on September 28, 2005. In particular, intangible assets, net in other assets increased by ¥325.7 billion, or 1,202.2%, to ¥352.8 billion as of March 31, 2006, mainly due to our inclusion of the acquired intangible assets of Daiichi as a result of the acquisition.

Total liabilities at March 31, 2006 amounted to ¥534.2 billion, an increase of ¥252.8 billion, or 89.8%, compared to March 31, 2005. Total current liabilities at March 31, 2006 amounted to ¥262.4 billion, an increase of ¥69.3 billion, or 35.9%, compared to March 31, 2005. These increases were mainly due to our assumption of the liabilities of Daiichi as a result of the acquisition. Total long-term liabilities at March 31, 2006 amounted to ¥271.8 billion, an increase of ¥183.4 billion, or 207.6%, compared to March 31, 2005. This increase is mainly the result of a ¥163.4 billion increase in deferred income taxes as a result of our acquisition of in-process research and development assets of Daiichi through the joint share transfer.

At March 31, 2006, total shareholders’ equity was ¥1,441.2 billion, an increase of ¥732.9 billion, or 103.5%, compared to March 31, 2005. This increase was primarily due to a ¥765.7 billion increase in additional paid-in capital resulting from the joint share transfer.

Our shareholders’ equity ratio at March 31, 2006 was 72.3%, compared to 70.7% at March 31, 2005.

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004

Total assets at March 31, 2005 amounted to ¥1,001.3 billion, an increase of ¥61.3 billion, or 6.5%, compared to March 31, 2004. Total current assets at March 31, 2005 amounted to ¥616.4 billion, an increase of ¥69.9 billion, or 12.8%, compared to March 31, 2004. This increase was primarily due to an increase in cash and cash equivalents.

Total liabilities at March 31, 2005 amounted to ¥281.5 billion, an increase of ¥18.5 billion, or 7.0%, compared to March 31, 2004. Total current liabilities at March 31, 2005 amounted to ¥193.1 billion, an increase of ¥19.5 billion, or 11.2%, compared to March 31, 2004. These increases were primarily the result of an ¥8.9 billion increase in other payables and accrued expenses, a ¥3.7 billion increase in accrued income taxes and a ¥3.7 billion increase in notes and accounts payable, trade. The increase in other payables and accrued expenses was mainly due to an increase in accrued sales rebates for one of our co-promotion partners in the United States.

At March 31, 2005, total shareholders’ equity was ¥708.3 billion, an increase of ¥42.3 billion, or 6.4%, compared to March 31, 2004. The increase was primarily due to a ¥42.5 billion increase in retained earnings.

Our shareholders’ equity ratio at March 31, 2005 was 70.7%, compared to 70.9% at March 31, 2004.

Cash Flows

Fiscal Year Ended March 31, 2006 Compared to Fiscal Year Ended March 31, 2005

Net cash provided by operating activities for the fiscal year ended March 31, 2006 increased by ¥20.4 billion, to ¥113.8 billion. This increase was primarily due to our inclusion of the operating cash flows of Daiichi for the period from September 28, 2005 to March 31, 2006. While business combination related costs, such as in-process research and development costs and depreciation and amortization, were one of the primary reasons for our net loss for the fiscal year ended March 31, 2006, these non-cash costs had no impact on our operating cash flows.

Net cash provided by investing activities for the fiscal year ended March 31, 2006 totaled ¥61.0 billion, compared to net cash used in investing activities of ¥13.5 billion for the previous fiscal year. The increase in cash provided by investing activities was primarily attributable to cash acquired at the joint share transfer of ¥84.9 billion.

Net cash used in financing activities for the fiscal year ended March 31, 2006 increased by ¥27.8 billion, to ¥40.7 billion. This increase was primarily due to a ¥16.5 billion increase in purchase of treasury stock and a ¥7.6 billion increase in dividends paid as compared to the previous fiscal year.

As a result, cash and cash equivalents at the end of the fiscal year ended March 31, 2006 amounted to ¥406.6 billion, an increase of ¥138.2 billion compared to the end of the fiscal year ended March 31, 2005.

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004

Net cash provided by operating activities for the fiscal year ended March 31, 2005 increased by ¥28.0 billion, to ¥93.4 billion. This increase was primarily attributable to an ¥18.3 billion increase in net income, a ¥10.6 billion increase in accrued income taxes, and a ¥10.3 billion increase in notes and accounts payable, trade, the effects of which were partially offset by a ¥13.0 billion decrease in other current liabilities.

Net cash used in investing activities for the fiscal year ended March 31, 2005 decreased by ¥27.1 billion, to ¥13.5 billion. The decrease was mainly due to a ¥13.7 billion decrease in additions to intangible assets and a ¥10.7 billion increase in proceeds from sales of property, plant and equipment.

Net cash used in financing activities for the fiscal year ended March 31, 2005 decreased by ¥22.8 billion, to ¥12.9 billion. The decrease was primarily due to a ¥19.9 billion decrease in purchase of treasury stock compared with to previous fiscal year.

As a result, cash and cash equivalents at the end of the fiscal year ended March 31, 2005 amounted to ¥268.5 billion, an increase of ¥66.8 billion compared to the end of the fiscal year ended March 31, 2004.

Impact of Foreign Currency Fluctuations

Some portion of our business, primarily the marketing and sale of pharmaceutical products in countries other than Japan, is conducted in currency other than yen, principally in U.S. dollars and euros. Prior to the completion of the joint share transfer, non-Japan sales by Sankyo accounted for approximately ¥215.6 billion, or 36.4%, of its total revenues for the fiscal year ended March 31, 2005. Following the completion of the joint share transfer, non-Japan sales by Daiichi Sankyo accounted for approximately ¥273.8 billion, or 35.7%, of its consolidated total revenues for the fiscal year ended March 31, 2006.

We seek to manage our exposure to the risk of fluctuations in foreign currency exchange rates primarily by using exchange forward contracts and other derivatives. Disclosure concerning derivative financial instruments is included in Note 16 to the consolidated financial statements of Daiichi Sankyo. We also seek to control currency exposure by holding offsetting foreign currency positions in order to reduce the risk of loss from currency fluctuations. As a result of our management of our exposure to foreign currency exchange risk, foreign currency fluctuations did not have an adverse effect on our consolidated results of operations.

5.B. Liquidity and Capital Resources

Liquidity

Our operations generate significant positive cash flow and we pay regular dividends on our shares. We fund our capital requirements principally from cash flow provided by operations and borrowings from financial institutions, as well as available cash and cash equivalents and marketable securities.

Our principal capital and liquidity needs are for research and development expenses; general working capital; funds for the payment of dividends, income taxes and stock repurchases; and capital expenditures to finance the growth of our business.

Borrowings

Long-term Borrowings

At March 31, 2005 and 2006, our long-term borrowings totaled ¥8.8 billion and ¥11.6 billion, respectively.

All of our ¥11.6 billion of total long-term borrowings at March 31, 2006, including the current portion thereof, were from loans, principally from Japanese banks and other financial institutions, and capital lease obligations. Generally, our long-term loans have a maturity up to thirteen years and accrue interest on a floating rate basis (or on a fixed rate basis accompanied by interest rate swap agreements). At March 31, 2005 and 2006, the weighted average rates of our long-term loans from banks and other financial institutions were 1.63% and 1.51%, respectively. As is customary in Japan, both short-term and long-term bank loans are made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank will have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank. The aggregate future annual maturities of long-term debt and lease obligations from banks and other financial institutions as of March 31, 2006 were as follows:

Year ending March 31:	Yen in millions
2007	¥3,645
2008	4,036
2009	1,453
2010	924
2011	647
After five years	936

Total long-term borrowings	¥11,641

Short-term Borrowings

We also use banks and other financial institutions for short-term loans. Our short-term loans are comprised mainly of bank loans with fixed contractual interest rates ranging from 0.76% to 0.82% as of March 31, 2005 and from 0.67% to 0.74% as of March 31, 2006, and guarantee deposits received. The weighted-average contractual rates with respect to our bank loans at period end were 0.82% at March 31, 2005 and 0.74% at March 31, 2006, and with respect to our guarantee deposits received were 2.45% at March 31, 2005 and 2.44% at March 31, 2006. The bank loans have terms ranging from 3 months to 12 months and are usually renewed at maturity subject to renegotiation of interest rates and other factors. We pledge some of our tangible assets and securities as collateral for these loans. At March 31, 2006, we had unused committed lines of credit amounting to ¥103,753 million. Such credit lines are subject to commitment fees on the unused portion at 0.1% per annum. The aggregate commitment fees paid for these credit lines during the year ended March 31, 2006 was ¥40 million.

At March 31, 2005 and 2006, short-term borrowings were ¥19.3 billion and ¥16.4 billion, respectively.

At March 31, 2006, property, plant and equipment with a book value of ¥5,545 million, and securities with a book value of ¥766 million were pledged as collateral for short-term borrowings and long-term secured loans, principally representing obligations to banks.

Working Capital

Our working capital needs are primarily for operating expenses, including research and development, manufacturing expenses, employee expenses, advertising, rent, and property, building and equipment maintenance. In addition, we lease machinery and other equipment pursuant to operating leases. Total future minimum lease payments under such operating leases at March 31, 2006 were approximately ¥2.7 billion within one year, and ¥10.5 billion for over one year. In addition, in connection with transactions undertaken towards our overall goal of focusing on pharmaceutical operations and selling assets relating to our non-pharmaceutical businesses, we expect to incur obligations for payments such as severance expenses, termination fees on lease agreements, and software development costs.

Payments of Dividends and Stock Repurchases

Payments of dividends and stock repurchases also require cash outlays, which may fluctuate in accordance with our results of operation and financial conditions.

Between April 1, 2005 and September 28, 2005, the date of the completion of the joint share transfer pursuant to which we were established as the holding company of Daiichi and Sankyo, Sankyo repurchased 7,326,116 shares of its common stock for a total of ¥16.5 billion. Subsequently, between September 28, 2005 and March 31, 2006, the last day of our first fiscal year, we repurchased 42,911 shares of our common stock for a total of ¥96 million.

Our Articles of Incorporation provide that our Board of Directors is authorized to adopt a resolution to purchase shares of our common stock through market transactions at any time in order to facilitate proactive equity management in response to changes in the business environment. Under the Corporation Law of Japan, the total price to be paid by us for the repurchase of our stock may not exceed the amount available for dividends, as determined under the Corporation Law, at the time of such repurchase. See “Item 10.B. Memorandum and Articles of Association—Rights of our Shareholders.”

Capital Expenditures

Prior to the completion of the joint share transfer, capital expenditures of Sankyo for the years ended March 31, 2004 and 2005 were ¥26.5 billion and ¥28.2 billion, respectively, consisting principally of expenditures related to facilities for manufacturing and research and development activities. Capital expenditures of Daiichi Sankyo for the year ended March 31, 2006 were ¥34.4 billion consisting principally of expenditures related to facilities for manufacturing and research and development activities.

We did not have any material commitments for capital expenditures as of March 31, 2006 and we do not currently have any such commitments for any future periods.

5.C. Research, Development, Patents and Licenses, Etc.

Research and Development

See “Item 4.B. Business Overview – Pharmaceuticals – Research and Development.”

Patents

See “Item 4.B. Business Overview – Pharmaceuticals – Patents.”

Research and Development Expenses

See “Item 5.A. Operating Results – Factors Affecting Financial Results – Costs and Expenses – Research and development expenses.”

5.D. Trend Information

See the discussions under Items 5.A. and 5.B. of this annual report.

5.E. Off-balance Sheet Arrangements

We do not presently have any material off-balance sheet transactions.

5.F. Tabular Disclosure of Contractual Obligations

As of March 31, 2006, Daiichi Sankyo’s contractual obligations were as follows:

	Payments due by period
Contractual Obligation	Total	Less than 1 year	1 –3 years	3-5 years	More than 5 years
			(millions of yen)
Long-Term Debt Obligations	¥4,273	¥899	¥1,443	¥1,037	¥894
Capital Lease Obligations	8,379	3,154	4,641	542	42
Operating Lease Obligations	13,121	2,662	4,393	3,281	2,785
Research and Development Expense Obligations:
- unconditional	3,099	1,121	1,367	307	304
- potential milestone payments	60,760	3,803	9,391	5,977	41,589
Purchase Obligations	101,790	15,512	33,224	28,845	24,209
Pension Obligations	84,843	9,316	18,138	15,357	42,032

Total	¥276,265	¥36,467	¥72,597	¥55,346	¥111,855

5.G. Safe Harbor

See the discussion under “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Directors and Corporate Auditors

A Director’s term of office expires at the close of the ordinary general meeting of shareholders with respect to the last fiscal year ending within one year after such Directors’ appointment. A Corporate Auditor’s term of office expires at the close of the ordinary general meeting of shareholders with respect to the last fiscal year ending within four years after such Corporate Auditor’s appointment.

The following table provides information about our Directors and Corporate Auditors:

Name (Date of Birth)	Current position	Date appointed

Kiyoshi Morita (March 29, 1939)	Chair and Representative Director	September 2005

Takashi Shoda (June 21, 1948)	President, CEO and Representative Director	September 2005

Hiroyuki Nagasako (May 17, 1939)	Director	September 2005

Yasuhiro Ikegami (December 24, 1939)	Director	September 2005

Tsutomu Une (December 11, 1947)	Director	September 2005

Yukio Sugimura (January 16, 1942)	Director	June 2006

Kunio Nihira(1) (April 6, 1933)	Director	September 2005

Yoshifumi Nishikawa(1) (August 3, 1938)	Director	September 2005

Jotaro Yabe(1) (January 8, 1939)	Director	September 2005

Katsuyuki Sugita(1) (October 13, 1942)	Director	September 2005

Kozo Wada (January 6, 1939)	Corporate Auditor	September 2005

Atsuo Inoue (April 11, 1940)	Corporate Auditor	September 2005

Kaoru Shimada(2) (March 16, 1934)	Corporate Auditor	September 2005

Koukei Higuchi(2) (March 14, 1936)	Corporate Auditor	September 2005

Notes:

(1)	Messrs Nihira, Nishikawa, Yabe and Sugita satisfy the requirements for an “outside Director” under the Corporation Law of Japan.
(2)	Messrs Shimada and Higuchi satisfy the requirements for an “outside Corporate Auditor” under the Corporation Law of Japan.

Kiyoshi Morita joined Daiichi in April 1962. Until 1991, Mr. Morita served in various positions within Daiichi, including General Manager, Marketing Information Department and General Manager, Sales Administration Department. In June 1991, Mr. Morita was elected to the Board of Directors of Daiichi. In June 1997, Mr. Morita became Representative Director/Senior Managing Director, Administration Pharmaceutical Marketing – Domestic. In June 1999, Mr. Morita was elected President and Representative Director of Daiichi, in which position he continues to serve. Mr. Morita has served as a Chairperson of the Federation of Pharmaceutical Manufacturers’ Association of Japan since May 2006. He was appointed as Chair and Representative Director of Daiichi Sankyo in September 2005.

Takashi Shoda joined Sankyo in April 1972. Until 2001, Mr. Shoda served in various positions within Sankyo, including General Manager, International Pharmaceutical Division and Director, International Business Development Department. In June 2001, Mr. Shoda was elected to the Board of Directors of Sankyo. In June 2003, Mr. Shoda became President and Representative Director of Sankyo and he has concurrently served as President, CEO and Representative Director of Daiichi Sankyo since September 2005.

Hiroyuki Nagasako joined Daiichi in April 1962. Mr. Nagasako was elected to the Board of Directors in 1991. In 1999, Mr. Nagasako became Representative Director/Senior Managing Director to assume responsibility in corporate planning, administration, public relations and finance. Mr. Nagasako served as Executive Vice President of Daiichi from June 2003 until June 2005, at which time he resigned his position as Executive Vice President in order to become an Advisor to Daiichi. Mr. Nagasako was appointed as a Director of Daiichi Sankyo in September 2005.

Yasuhiro Ikegami joined Sankyo in April 1962. Mr. Ikegami has served Sankyo in various positions, including as head of the pharmaceutical operations planning department. In June 2001, Mr. Ikegami was elected to the Board of Directors of Sankyo and in June 2003, Mr. Ikegami became Executive Vice President and Representative Director of Sankyo. In August 2005 he was appointed as President and Representative Director of Sankyo and in September 2005 he was appointed as Director of Daiichi Sankyo.

Tsutomu Une joined Daiichi in April 1970. Mr. Une was elected to the Board of Directors in 1999 and has led Daiichi’s global business development, intellectual property and corporate R&D strategy as Managing Director since October 2002. He has also served as Director of Daiichi Sankyo since September 2005 and as Representative Director and Senior Managing Director of Daiichi since June 2006.

Yukio Sugimura joined Sankyo in April 1966. Mr. Sugimura served Sankyo in a variety of positions, including as General Manager of the Research Planning Department. Mr. Sugimura was elected to Sankyo’s Board of Directors in June 2001. In June 2003, he became Sankyo’s Executive Vice President and Representative Director, positions in which he continues to serve. He has served as a Director of Daiichi Sankyo since June 2006.

Kunio Nihira joined the National Police Agency in April 1957, rising to the title of Chief of Police Administration in June 1989. In December 1990 Mr. Nihira was elected Tokyo Metropolitan Police Commissioner. In June 1999, Mr. Nihira became Chairman of the Japan Automobile Federation. In June 2003, Mr. Nihira was appointed to the Board of Directors of Sankyo, in which position he continues to serve. He was also appointed as Director of Daiichi Sankyo in September 2005.

Yoshifumi Nishikawa began his career at Sumitomo Banking Corporation in April 1961, and was first elected as a Director of that company in June 1986. Mr. Nishikawa was elected as Executive Managing Director in June 1989 and later, in November 1991, was elected as Senior Executive Managing Director. In June 1997, Mr. Nishikawa was appointed as President of Sumitomo Banking Corporation, after serving as Vice-President for approximately one year. Mr. Nishikawa was elected as President of Sumitomo Mitsui Banking Corporation in April 2001 and President and Representative Director of Mitsui Sumitomo Financial Group in December 2002. Mr. Nishikawa was appointed a Special Advisor to Sumitomo Mitsui Banking Corporation in June 2005. Mr. Nishikawa was appointed a Director of Daiichi in June 2005 and a Director of Daiichi Sankyo in September 2005, each a position that he holds currently. Mr. Nishikawa has also served as President and Representative Director of Japan Post Co., Ltd. since January 2006.

Jotaro Yabe began his career at the Fair Trade Commission in Japan in 1963. From June 1991 to June 1996, Mr. Yabe was the head of various divisions with the commission, including those related to economic affairs and investigations. In June 1996, Mr. Yabe became Investigation Commissioner of the Fair Trade Commission, and in June 1997, Mr. Yabe became Secretary General thereof. Mr. Yabe retired from the Fair Trade Commission in 1998. In April 1999, Mr. Yabe became a professor at the Graduate School of Law and Politics at Osaka University. Mr. Yabe was appointed as Vice Chairman of the Fair Trade Institute, which position he continues to hold. He is also currently a professor of the Faculty of Humanities and Social Sciences at Jissen Women’s University, where he was appointed in April 2004. In June 2005, he was appointed as a Director of Daiichi, followed by appointment as a Director of Daiichi Sankyo in September 2005.

Katsuyuki Sugita joined the Nippon Kangyo Bank, Ltd. in April 1966. In June 1994, Mr. Sugita was elected as a Director of the bank (then called the Dai-Ichi Kangyo Bank) and also acted as the bank’s General Manager of Administration. Mr. Sugita was elected president of the Dai-Ichi Kangyo Bank in June 1997. Mr. Sugita became President and Director of Mizuho Holdings, Inc. upon the merger of Dai-Ichi Kangyo Bank and two other banks. In June 1999, Mr. Sugita was named honorary advisor to Mizuho Financial Group, Inc. Since June 2003, Mr. Sugita has served as a Director of Sankyo and has also served as a Director of Daiichi Sankyo since September 2005.

Kozo Wada joined Sankyo Company, Limited in April 1962. In July 1989, Mr. Wada became assistant general manager of the accounting division. In June 1991, Mr. Wada became Sankyo’s general manager of the auditing division. Since June 1998, Mr. Wada has served as a Corporate Auditor of Sankyo. In September 2005, he was also appointed as a full-time Corporate Auditor of Daiichi Sankyo.

Atsuo Inoue joined Daiichi in April 1965. In 1991, Mr. Inoue was appointed as Director, International Development Division for Daiichi. From such time until 1999, Mr. Inoue served in various positions within Daiichi, including General Manager, International Development Division, General Manager, Pharmaceutical Development Planning Division, and General Manager, International Operations Division. Mr. Inoue was first elected to the Board of Directors of Daiichi in June 1995. In 1999, Mr. Inoue retired as an employee and served Daiichi from that time on its Board of Directors as Executive Managing Director until he was appointed to serve as a full-time Corporate Auditor of Daiichi Sankyo in September 2005.

Kaoru Shimada entered the Faculty of Medicine, the University of Tokyo, Department of Internal Medicine, in April 1960. In April 1972, Mr. Shimada became Director of Microbiology, Tokyo Welfare Institute Hospital. Starting in August 1984, Mr. Shimada was a Professor for Infectious Diseases, Institute of Medical Science, the University of Tokyo. From April 1991, Mr. Shimada was the Director of the Research Hospital, The Institute of Medical Science, the University of Tokyo. From April 1996, Mr. Shimada was Director of the Tokyo Senbai Hospital. Since June 2003, Mr. Shimada has acted as Corporate Auditor of Sankyo. In September 2005, he was also appointed as a Corporate Auditor of Daiichi Sankyo, in which position he continues to serve.

Koukei Higuchi joined Tokio Marine & Fire Insurance Co., Ltd. (one of the predecessors of Tokio Marine & Nichido Fire Insurance Co., Ltd.) in April 1960 and was first elected to that company’s Board of Directors in June 1989. Mr. Higuchi has served as President and Chairman of Tokio Marine, having been elected to the latter position in June 2001, after serving as Executive Managing Director and Senior Executive Managing Director. In June 2003, Mr. Higuchi was appointed as Senior Corporate Advisor to Tokio Marine, in which position he continues to serve. Mr. Higuchi has served as a Corporate Auditor of Daiichi since June 2004 and of Daiichi Sankyo since September 2005.

At the shareholders’ meeting held in June 2006, Mr. Sumio Moriwaki was appointed as a Supplemental Corporate Auditor of Daiichi Sankyo. As such, Mr. Moriwaki may serve as a Corporate Auditor in the event that the number of our Corporate Auditors does not satisfy the requirements stipulated by applicable law. Mr. Moriwaki has been registered as an attorney-at-law in Japan since April 1981 and has been a partner of the Ishii Law Office since 1991.

Corporate Officers

Our Corporate Officers (shikkou yakuin), who are employees elected and removed by our Board of Directors, are not classified as statutory Directors or Executive Officers under the Corporation Law of Japan. They are therefore not subject to any specific provisions of the Corporation Law regarding their election, removal, term of office or remuneration, nor are they subject to the provisions of the Corporation Law governing liability of statutory Directors and Executive Officers.

The following table provides the names and positions of our Corporate Officers:

Name	Current Position	Date appointed
Yoshikazu Takano	Corporate Officer and General Manager of Corporate Administration Department	September 2005

Manabu Sakai	Corporate Officer and General Manager of Corporate Planning Department	September 2005

Akihiko Ozawa	Corporate Officer and General Manager of Finance & Accounting Department	September 2005

Toshio Takahashi	Corporate Officer and General Manager of Corporate Communications Department	September 2005

Akio Ozaki	Corporate Officer and General Manager of Corporate Integration Promotion Department	September 2005

Toshiro Minotani	Corporate Officer and General Manager of Audit Department	September 2005

Yoshikazu Takano joined Sankyo in April 1971. In April 2004 Mr. Takano was appointed General Manager of the President’s office of Sankyo and in June 2005 he was appointed as a Corporate Officer of Sankyo; he continues to serve in each of these positions. In September 2005 Mr. Takano was appointed Corporate Officer and General Manager of Corporate Administration Department of Daiichi Sankyo.

Manabu Sakai joined Daiichi in April 1974. In July 2003 Mr. Sakai was appointed General Manager of the Management Promotion Division of Daiichi. In June 2005 he was appointed as a Corporate Officer of Daiichi, a position in which he continues to serve. In September 2005 Mr. Sakai was appointed Corporate Officer and General Manager of Corporate Planning Department of Daiichi Sankyo.

Akihiko Ozawa joined Sankyo in April 1966. In October 2000 Mr. Ozawa was appointed General Manager of Accounting Division of Sankyo. In June 2002 he was appointed as a Director of Sankyo, a position that he relinquished in June 2003 in order to become a Managing Corporate Officer of Sankyo. In June 2004 Mr. Ozawa was appointed as a Senior Managing Corporate Officer of Sankyo and in June 2005 he was appointed as a Director of Sankyo; he continues to serve in each of these positions. In September 2005 Mr. Ozawa was appointed Corporate Officer and General Manager of Finance & Accounting Department of Daiichi Sankyo.

Toshio Takahashi joined Daiichi in April 1971. In October 2000 Mr. Takahashi was appointed General Manager of the Research and Development Division of Daiichi and in July 2003 he was appointed General Manager of the Corporate Communications Division of Daiichi. In June 2005 he was appointed as a Corporate Officer of Daiichi, a position in which he continues to serve, and in September 2005 he was appointed Corporate Officer and General Manager of Corporate Communications Department of Daiichi Sankyo.

Akio Ozaki joined Sankyo in April 1968. In May 1999 Mr. Ozaki was named the head of Sankyo’s Osaka factory and in June 2002 he was appointed a Director of Sankyo. He relinquished his directorship at Sankyo in June 2003 in order to become a Managing Corporate Officer and General Manager of the Pharmaceutical Division of Sankyo. In April 2004 Mr. Ozaki was appointed General Manager of the Supply Chain Division of Sankyo. In June 2005 he was appointed as a Director and Senior Corporate Officer of Sankyo; he continues to serve in each of these positions. Mr. Ozaki was appointed Corporate Officer and General Manager of Corporate Integration Promotion Department of Daiichi Sankyo in September 2005.

Toshiro Minotani joined Daiichi in April 1970. In June 1999 he was appointed General Manager of the International Business Division of Daiichi and in June 2001 he was appointed General Manager of the International Operations Division of Daiichi. In July 2003 Mr. Minotani was appointed General Manager of the Legal Division of Daiichi. In June 2005 he was appointed as a Corporate Officer of Daiichi, a position in which he continues to serve. Mr. Minotani was appointed Corporate Officer and General Manager of Audit Department of Daiichi Sankyo in September 2005.

There are no family relationships among any of our Directors, Corporate Auditors or Corporate Officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our Directors, Corporate Auditors or Corporate Officers was appointed to such office.

6.B. Compensation

The aggregate amount of remuneration, including bonuses but excluding retirement allowances, paid to all Directors and Corporate Auditors as a group by Daiichi Sankyo for services (including services performed for Sankyo or Daiichi prior to the joint share transfer in September 2005) in all capacities during the fiscal year ended March 31, 2006 was approximately ¥552 million. Directors and Corporate Auditors of Daiichi Sankyo receive year-end bonuses, the aggregate amount of which is approved at the ordinary general shareholders’ meeting.

Although we do not set aside reserves for the payment of retirement allowances to Directors and Corporate Auditors of Daiichi Sankyo, certain of our subsidiaries for which the Directors and Corporate Auditors of Daiichi Sankyo simultaneously serve as Directors and Corporate Auditors do set aside such reserves for their own Directors and Corporate Auditors. As of as of March 31, 2006, such reserves set aside by our subsidiaries amounted to ¥669 million.

Since our establishment on September 28, 2005 as the holding company of Daiichi and Sankyo, we have not implemented any incentive stock option plan.

6.C. Board Practices

Our Articles of Incorporation provide for a Board of Directors of not more than fourteen members and for not more than four Corporate Auditors. Shareholders elect the Directors and Corporate Auditors at the general meeting of shareholders. The normal term of office for a Director is one year and for a Corporate Auditor is four years. Directors and Corporate Auditors may serve any number of consecutive terms.

According to our Articles of Incorporation, the Board of Directors may elect one Chair of the Board, Presidents, Vice Presidents, Senior Managing Directors and Managing Directors. The Board of Directors elects, pursuant to its resolutions, one or more Representative Directors. Each Representative Director represents us generally in the conduct of our affairs. The Board of Directors has the ultimate responsibility for the administration of our affairs. None of our Directors is party to a service contract with us or any of its subsidiaries that provides for benefits upon termination of employment.

Under the Corporation Law of Japan and our Articles of Incorporation, we may enter into a liability limitation agreement with each outside Director and each outside Corporate Auditor which limits the maximum amount of their liability to us arising from their failure to execute their duties, up to an amount equal to the minimum liability limit amount prescribed by Japanese laws and regulations.

Under the Corporation Law, we must have at least three Corporate Auditors. At least half of the Corporate Auditors must be outside Corporate Auditors who have not been a Director, accounting counselor (in the event that an accounting counselor is a judicial person, a member of such judicial person), Executive Officer, General Manager or employee of Daiichi Sankyo or any of its subsidiaries at any time in the past. The Corporate Auditors may not at the same time be accounting counselors (in the event that an accounting counselor is a judicial person, a member of such judicial person), Executive Officers, General Managers or employees of Daiichi Sankyo or any of its subsidiaries, nor Directors of Daiichi Sankyo. Together, these Corporate Auditors form a Board of Corporate Auditors. The Corporate Auditors have a duty to audit the financial statements and business reports which are submitted by the Board of Directors to the ordinary general meeting of shareholders. The Corporate Auditors also supervise the administration of our affairs by the Directors. Corporate auditors are not required to be, and our Corporate Auditors are not, certified public accountants. They are required to participate in meetings of the Board of Directors but are not entitled to vote.

We received approval at our ordinary general meeting of shareholders in June 2006 for the appointment of Mr. Sumio Moriwaki as a supplemental Corporate Auditor. See “Item 6.A. Directors and Senior Management – Directors and Corporate Auditors.”

We do not have a remuneration committee.

6.D. Employees

The total number of our employees, on a consolidated basis (including employees seconded in to Daiichi Sankyo group companies but excluding employees seconded out to third parties), as reported in our annual Japanese securities report filed with the director of the Kanto Local Finance Bureau was 18,434 at March 31, 2006. This total represents the employees at Daiichi Sankyo, all of whom were transferred from Daiichi and Sankyo. March 31, 2006 represented our first fiscal year-end. Daiichi and Sankyo, on a combined consolidated basis, had 18,777 employees as of March 31, 2005 and 18,899 employees as of March 31, 2004.

The following tables set forth a breakdown of persons employed by business segment and by geographic location at March 31, 2006:

Business segment	Number of full-time employees
Pharmaceutical	15,746
Others	2,688

Total	18,434

Location	Number of full-time employees
Japan	79%
North America	8
Europe	9
Others	4

Total	100%

There was no significant change in the number of employees during the fiscal year ended March 31, 2006. We estimate that, on average, we had fewer than 1,000 temporary employees during the fiscal year ended March 31, 2006.

In Japan, employees of Daiichi may join the Daiichi Labor Union, which has a union shop contract with Daiichi, and employees of Sankyo may join the Sankyo Workers Union, which has a union shop contract with Sankyo. In addition, employees of Sankyo in Germany may join the Sankyo Works Council. As of March 31, 2006, a total of 9,406 of our employees were members of these labor unions. We consider our labor relations with all of our workers to be good.

6.E. Share Ownership

The following table shows the number of shares of our common stock owned by our Directors and Corporate Auditors as of March 31, 2006:

Directors	Number of shares owned	Percentage of issued shares (%)
Kiyoshi Morita	40,788	0.0
Takashi Shoda	59,600	0.0
Hiroyuki Nagasako	16,249	0.0
Yasuhiro Ikegami	29,400	0.0
Tsutomu Une	4,272	0.0
Yuki Sugimura	13,408	0.0
Kunio Nihira	15,200	0.0
Yoshifumi Nishikawa	—	—
Jotaro Yabe	2,318	0.0
Katsuyuki Sugita	11,500	0.0

Total	192,735	0.0

Corporate Auditors	Number of shares owned	Percentage of issued shares (%)
Kozo Wada	15,571	0.0
Atsuo Inoue	42,720	0.0
Kaoru Shimada	2,610	0.0
Koukei Higuchi	—	—

Total	60,901	0.0

None of our shares of common stock entitles the holder to any preferential voting rights.

Stock Ownership Associations

Each of Daiichi and Sankyo has an employee stock ownership association in Japan for employees. Members of the employee stock ownership associations set aside certain amounts from their monthly salary and bonuses to purchase common stock of Daiichi Sankyo through the employee stock ownership association. As of March 31, 2006, these employee stock ownership associations held 7,076,257 shares of common stock of Daiichi Sankyo.

In addition, Sankyo has a stock ownership association in Japan for its Directors and Corporate Officers and Daiichi has a stock ownership association in Japan for its Directors. Subject to certain restrictions designed to ensure compliance with insider-trading restrictions under applicable Japanese law, members of each stock ownership association may, with their own funds, directly purchase common stock of Daiichi Sankyo. In each case the members of these stock ownership associations make direct purchases of common stock for their own account; the stock ownership associations do not themselves purchase or hold common stock of Daiichi Sankyo.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of March 31, 2006, 729,052,296 shares (excluding treasury shares held by us and our consolidated subsidiaries) of our common stock were outstanding. Beneficial ownership information includes information contained in publicly available records of the filings made by our shareholders regarding their ownership of our common stock under the Securities and Exchange Law of Japan.

Under the Securities and Exchange Law of Japan, any person who becomes, beneficially and solely or jointly, a substantial holder of more than 5% of the shares with voting rights of a company listed on a Japanese stock exchange must file a large shareholder report concerning the shareholding with the Director of the relevant local finance bureau. An amended report must be filed, with certain exceptions, if the percentage of shares held by a holder who has submitted a large shareholder report increases or decreases by 1% or more, or if any change occurs to a material matter set forth in any previously filed large shareholder report.

The following table shows information as of March 31, 2006 regarding beneficial owners of 5% or more of our outstanding common stock registered in our register of shareholders and register of beneficial shareholders as of that date:

Name	As of March 31, 2006
	Number of shares owned	Percentage of issued shares
Nippon Life Insurance Company	41,839,182	5.69%

According to a substantial shareholding report dated April 14, 2006 filed under the Securities and Exchange Law of Japan, Brandes Investment Partners, L.P. held 49,009,985 of our shares as of March 31, 2006, representing approximately 6.67% of our total issued shares as of that date. The Company has not been able independently to confirm such shareholding.

According to a substantial shareholding report dated May 15, 2006 filed under the Securities and Exchange Law of Japan, certain group companies of the Mizuho Financial Group, organized under the parent bank holding company Mizuho Financial Group, Inc., held an aggregate of 39,732,288 of our shares as of April 30, 2006, representing approximately 5.41% of our total issued shares as of that date. The Company has not been able independently to confirm such shareholding.

To the best of our knowledge and except as described above, there have not been any significant changes in the percentage ownership held by any holders of 5% or more of our outstanding common stock since our establishment on September 28, 2005 by means of the joint share transfer with the existing shareholders of Daiichi and Sankyo.

As of March 31, 2006, there were 136 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 12.5% of the issued common stock on that date.

None of our shares of common stock entitles the holder to any preferential voting rights. To the extent known to us, we are not owned or controlled, directly or indirectly, by another corporation, any foreign government or any natural or legal person. We know of no arrangements the operation of which may at a later time result in a change of control.

7.B. Related Party Transactions

As of March 31, 2006, to the best of our knowledge, no person was the beneficial owner of more than 10% of our common shares, which might give that person significant influence over us. In addition, we are not directly or indirectly owned or controlled by, or under common control with, any enterprise.

We have guaranteed indebtedness of Sanofi Pasteur-Daiichi Vaccines Co., Ltd., a vaccine manufacturer and one of our equity-method affiliates, to one of its affiliates in connection with a loan from to fund the working capital needs and certain R&D expenditures of Sanofi Pasteur-Daiichi Vaccines. As of March 31, 2006, the indebtedness of Sanofi Pasteur-Daiichi Vaccines guaranteed by us totaled ¥350 million and the interest rate payable on such amount was 0.41%. The largest amount of indebtedness of Sanofi Pasteur-Daiichi Vaccines outstanding and guaranteed by us during the fiscal year ended March 31, 2006 was ¥350 million. As of June 30, 2006, the indebtedness of Sanofi Pasteur-Daiichi Vaccines guaranteed by us totaled ¥350 million.

We have also guaranteed indebtedness of Saudi Arabian Japanese Pharmaceuticals Co., Ltd., a pharmaceutical manufacturer in which we hold 10.41% of the voting power, to certain financial institutions in connection with loans to fund the working capital needs and certain capital expenditures of that company. As of March 31, 2006, the indebtedness of Saudi Arabian Japanese Pharmaceuticals guaranteed by us totaled ¥322 million. The largest amount of indebtedness of Saudi Arabian Japanese Pharmaceuticals outstanding and guaranteed by us during the fiscal year ended March 31, 2006 was ¥366 million. As of June 30, 2006, the indebtedness of Saudi Arabian Japanese Pharmaceuticals guaranteed by us totaled ¥250 million.

Except for the guaranteed indebtedness of Sanofi Pasteur-Daiichi Vaccines and Saudi Arabian Japanese Pharmaceuticals described immediately above, since April 1, 2005, there have been no transactions or outstanding loans, including guarantees of any kind, and there are none currently proposed, that are material to us, or to our knowledge, to the other party, between us (including our predecessor Sankyo prior to September 28, 2005) and any (i) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, us; (ii) associates; (iii) individuals owning, directly or indirectly, an interest in the voting power of us that gives them significant influence over us, and close members of any such individual’s family; (iv) key management personnel, including Directors and senior management of companies and close members of such individuals’ families; or (v) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such a person is able to exercise significant influence.

Except for the guaranteed indebtedness of Sanofi Pasteur-Daiichi Vaccines and Saudi Arabian Japanese Pharmaceuticals described above, there are no outstanding loans (including guarantees of any kind) made by us or any of our subsidiaries to or for the benefit of any of the persons listed in clauses (i) through (v) in the foregoing paragraph.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

Financial Statements

All relevant financial statements are attached hereto. See “Item 18. Financial Statements.”

Export Sales

Our export sales during the fiscal year ended March 31, 2006 amounted to ¥108.9 billion, constituting 14.2% of our total consolidated net revenue for the period.

Legal Proceedings

In the United States, numerous lawsuits seeking damages and other compensation were brought against Warner-Lambert Company and other pharmaceutical companies by certain patients who took the diabetes drug Rezulin, which had been sold until March 2000 using a compound with the generic name “troglitazone” supplied by Sankyo. A United States subsidiary of Sankyo, Sankyo Pharma Inc. (the predecessor of Daiichi Sankyo, Inc.), was named as a defendant in a small portion of these cases, and is defending those cases in cooperation with Warner-Lambert. In these cases, the compensation demanded from all defendants includes claims for both compensatory and punitive damages. In connection with the costs and damages to be borne by Sankyo and its subsidiaries, there is a provision in the license agreement with Warner-Lambert indemnifying Sankyo and its subsidiaries.

In 1999, Daiichi reached an agreement with the United States Department of Justice to a $25 million fine. Daiichi was charged by the Department of Justice with participating with other manufacturers of vitamins in an agreement to fix the price and allocate the volume of Vitamin B5 (CalPan) sold in the United States and elsewhere, beginning in January 1991 and continuing into February 1999, in violation of the Sherman Antitrust Act. Daiichi has reached settlements relating to these antitrust proceedings with most of its trading partners in the United States. On November 21, 2001, Daiichi received a decision from the European Commission which imposed a fine of €23.4 million on Daiichi in connection with the participation by Daiichi with other manufacturers of vitamins in conduct, including price fixing with respect to Vitamin B5 (CalPan) and allocating its sales volume, in violation of Article 81(1) of the European Community Treaty and Article 53 of the Agreement on the European Economic Area for the period from January 1991 to February 1999. Daiichi subsequently appealed to the Court of First Instance to reduce the amount of the fine imposed. The Court ruled on March 15, 2006 to reduce the fine to €18.0 million and Daiichi accepted the ruling. After the Court’s ruling, Daiichi, which had already expensed of the entire amount of the fine in the fiscal year ended March 31, 2002, recorded an ¥850 million settlement gain as a reduction of selling, general and administrative expenses for the fiscal year ended March 31, 2006.

On August 2, 2006, we announced that Sankyo had commenced litigation against Mylan Pharmaceuticals, Inc. and its parent company, Mylan Laboratories, Inc., in July 2006 in the United States District Court for the District Court of New Jersey for infringement of Sankyo’s U.S. patent covering olmesartan medoxomil, the active ingredient in Sankyo’s antihypertensive drug, Benicar®. Mylan has filed an Abbreviated New Drug Application (“ANDA”) with the United States Food and Drug Administration seeking to market a generic version of Benicar® and we believe that Sankyo’s U.S. patent, which expires in the United States in 2016, is valid and infringed by Mylan’s ANDA filing. The suit is still pending.

Dividend Policy

While we emphasize the allocation of earnings to our shareholders, we make decisions on the appropriation of earnings based on a comprehensive consideration of how to maximize shareholder benefits by both disbursing dividends and maintaining sufficient internal reserves to fund future business expansion. We also give due attention to flexibly responding in a timely manner to opportunities to maximize shareholder benefits through other means, such as the repurchase and retirement of our shares.

With respect the fiscal year ended March 31, 2006, we paid (i) a ¥25 per share cash payment, in lieu of an interim dividend, to shareholders of record of Daiichi and Sankyo as of September 27, 2005 and (ii) a ¥25 per share year-end cash dividend to shareholders of record of Daiichi Sankyo as of March 31, 2006. In the case of the cash payment made in lieu of an interim dividend, an amount equal to ¥25 per share was paid by Sankyo to Daiichi Sankyo, the sole shareholder of record of Sankyo common stock as of September 30, 2005, and Daiichi Sankyo thereafter paid such amount to former shareholders of record of Sankyo as of September 27, 2005.

8.B. Significant Changes

Except as disclosed in this annual report, there have been no significant changes since the date of our latest annual financial statements.

ITEM 9. THE OFFER AND LISTING

9.A. Listing Details

The following table sets forth for the periods shown the reported high and low sales closing prices of our common stock (and prior to September 28, 2005, that of Sankyo) on the Tokyo Stock Exchange.

	Tokyo Stock Exchange
	Price per Share
	High	Low
Fiscal Year Ending March 31,
2002	¥2,760	¥1,893
2003	1,987	1,320
2004	2,455	1,377
2005	2,485	1,957
2006	2,685	2,085

Financial Quarter Ending
June 30, 2004	2,365	1,957
September 30, 2004	2,485	2,200
December 31, 2004	2,435	1,989
March 31, 2005	2,460	2,220
June 30, 2005	2,280	2,085
September 30, 2005	2,325	2,155
December 31, 2005	2,360	2,085
March 31, 2006	2,685	2,315
June 30, 2006	3,150	2,725

Month Ending
February 28, 2006	2,490	2,360
March 31, 2006	2,685	2,335
April 30, 2006	3,130	2,760
May 31, 2006	3,060	2,765
June 30, 2006	3,150	2,725
July 31, 2006	3,410	2,970
August 31, 2006	3,310	3,150

9.B. Plan of Distribution

Not applicable.

9.C. Markets

The primary trading market for our common stock is the Tokyo Stock Exchange. Our common stock is also listed on the Osaka Securities Exchange and the Nagoya Stock Exchange. Our common stock is not listed on any securities exchange outside of Japan.

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Memorandum and Articles of Association

Objects and Purposes

Article 2 of our Articles of Incorporation, which are attached as Exhibit 1.1 to this annual report on Form 20-F, states our objects and purposes, which include but are not limited to engaging in the manufacture, sale and purchase and export and import of pharmaceuticals, quasi- pharmaceuticals, medical devices such as equipment and instruments, medical supplies and other kinds of chemicals.

Directors

Under the Corporation Law of Japan, a Director is required to refrain from voting at a meeting of the Board of Directors on any proposal, arrangement or contract in which that Director is materially interested.

The Corporation Law provides that compensation for Directors is determined at a general meeting of shareholders of a company. Within the upper limit approved by the shareholders’ meeting, the Board of Directors will determine the amount of compensation for each Director.

The Corporation Law provides that significant matters, such as a company borrowing a significant amount from a third party, should be approved by the company’s Board of Directors. Our Regulations of the Board of Directors, which are attached as Exhibit 1.2 to this annual report on Form 20-F, prescribe the matters that are subject to prior approval by our Board of Directors.

There is no mandatory retirement age for our Directors under the Corporation Law or under our Articles of Incorporation. There is no requirement concerning the number of our shares an individual must hold in order for him or her to qualify to become one of our Directors under the Corporation Law or under our Articles of Incorporation.

Holding of our Shares by Foreign Investors

There are no limitations under the Corporation Law, our Articles of Incorporation or any of our other constituent documents on the rights of non-residents or foreign shareholders to hold or exercise voting rights on our shares.

Rights of our Shareholders

The following section contains certain information relating to our shares, including summaries of certain provisions of our Articles of Incorporation, our Share Handling Regulations and of the Corporation Law of Japan relating to joint stock corporations (kabushiki kaisha).

General

At present, our authorized share capital is 2,800,000,000 shares with no par value, of which 735,011,343 shares have been issued as of March 31, 2006. All issued shares are fully paid and non-assessable. Under the Corporation Law and our Articles of Incorporation, the transfer of shares is effected by delivery of share certificates, but in order to assert shareholders’ rights against us, the transferee must have his or her name and address registered on our register of shareholders. No temporary documents of title in respect of the shares will be issued. Shareholders are required to file their names, addresses and seal impressions with The Mitsubishi UFJ Trust Bank Limited, which serves as the share registrar for our shares. Foreign shareholders may file a specimen signature in lieu of a seal impression. Non-resident shareholders are required to appoint a standing proxy in Japan or file a mailing address in Japan. Japanese securities firms and commercial banks customarily offer standing proxy services, and render related services on payment of standard fees.

Our shares are freely transferable and there are no restrictions on transfers of our shares under the terms of the Corporation Law or our Articles of Incorporation.

Our shares are generally held in certificated form, except that if a shareholder deposits his or her share certificate with us we may cancel such share certificate. In the event a shareholder whose share certificate has been cancelled by us wishes to transfer his/her shares, reissuance of his/her share certificate by us to such shareholder and such shareholder’s delivery of that certificate to a transferee will be required. The central book-entry clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan applies to our shares. Holders of our shares may deposit certificates for our shares with the Japan Securities Depositary Center Inc., or JASDEC, the sole depositary under the system, through participants in the system (generally, securities companies). Shares of ours deposited with JASDEC will be registered in the name of JASDEC in our register of shareholders. The beneficial owners of the deposited shares will be recorded in the register of beneficial shareholders which we prepare based on information furnished by JASDEC and by JASDEC participants. Our register of beneficial shareholders will be updated as of certain record dates as of which shareholders entitled to rights pertaining to our shares are determined. Delivery of share certificates is not required in order to effect delivery of shares that have been deposited with JASDEC. In general, beneficial shareholders of shares deposited with JASDEC and registered in our register of beneficial shareholders will be entitled to the same rights and benefits with respect to those shares as holders of shares registered in our register of shareholders. Registered beneficial shareholders may exercise the rights attached to their shares, such as voting rights, and will receive dividends (if any) and notices to shareholders directly from us. Shares held by a person as a registered shareholder and shares held by the same person as a registered beneficial shareholder are aggregated for such purposes. New shares issued with respect to shares deposited with JASDEC, including those issued upon a stock split, automatically become shares deposited with JASDEC. A beneficial shareholder will be required to file with our share registrar, generally through the relevant JASDEC participant, the same information as would be required from a registered shareholder. Beneficial shareholders may at any time withdraw their shares from JASDEC and receive share certificates.

A law to establish a new central book-entry clearing system for shares of listed companies and to eliminate the issuance and use of certificates for such shares was promulgated in June 2004 and the part of such law relevant to our shares will come into effect within five years of the date of the promulgation. On the effective date of this law, a new book-entry central clearing system will be established and will become responsible for handling the shares of all Japanese companies listed on any Japanese stock exchange, including our shares. On the same day, all existing share certificates will become null and void. Thereafter, transfers of shares will be effected by book-entry in the accounts maintained under the new central clearing system.

Dividends

Dividends on our shares are generally distributed in proportion to the number of shares owned by each shareholder.

In Japan, the ex-dividend date and the record date for any dividend precede the date of determination of the amount of the dividend to be paid. Generally, the ex-dividend date is three business day prior to the record date.

Under the Corporation Law and our Articles of Incorporation, we are permitted to make distributions of surplus to our shareholders any number of times per fiscal year pursuant to resolutions of our general meeting of shareholders, subject to certain limitations described below. Distributions of surplus are required, in principle, to be authorized by a resolution of the general meeting of shareholders. In an exception to the above rule, we are permitted to make distributions of surplus in cash to our shareholders who are recorded in our register of the shareholders on September 30 by board resolution once per fiscal year.

Distributions of surplus may be made in the form of cash distributions or in-kind distributions in proportion to the number of shares held by each shareholder. If a distribution of surplus is to be made in the form of an in-kind distribution, we may, pursuant to a resolution of the general meeting of shareholders, or as the case may be, a resolution of our Board of Directors, grant our shareholders a right to require us to make a cash distribution instead of an in-kind distribution. If no such right is granted, the relevant distribution must be approved by a special resolution of a general meeting of shareholders (see “—Voting Rights” below).

Under the Corporation Law, when we make a distribution of surplus, we must set aside in our additional paid-in capital or legal reserves an amount equal to at least one-tenth of the amount of surplus so distributed, unless the sum of our additional paid-in capital and legal reserves is one-quarter or more of our stated capital as required by an ordinance of the Ministry of Justice.

Under the Corporation Law, we may distribute dividends up to the excess of the aggregate of (a) and (b) below, less the aggregate of (c) through (f) below, on an unconsolidated basis, as of the effective date of such distribution, if our net assets are not less than ¥3,000,000:

(a)	the amount of surplus, as described below;

(b)	in the event that extraordinary financial statements as of, or for a period from the beginning of the fiscal year to, the specified date are approved, the aggregate amount of (i) the aggregate amount of (x) the net income for such period described in the income statement included in the extraordinary financial statements and (y) the amount of payment made to fulfill certain obligations as provided for by an ordinance of the Ministry of Justice, and (ii) the amount of consideration that we received for any treasury stock that we disposed of during such period;

(c)	the book value of our treasury stock, if any;

(d)	in the event that we disposed of treasury stock after the end of the previous fiscal year, the amount of consideration that we received for such treasury stock;

(e)	in the event of that which is described in (b) in this paragraph, the absolute difference between zero and the amount of net loss for such period described in the income statement included in the extraordinary financial statements; and

(f)	the aggregate amount of accounts as provided for by an ordinance of the Ministry of Justice.

For the purposes of this section, the amount of surplus is the excess of the aggregate of I. through IV. below, less the aggregate of V. through VII. below, on an unconsolidated basis:

I.	the total amount of (x) assets and (y) the book value of treasury stock less the total amount of (i) liabilities, (ii) stated capital, (iii) additional paid-in capital, (iv) legal reserve and (v) certain other amounts set forth in an ordinance of the Ministry of Justice;

II.	in the event that we disposed of treasury stock after the end of the previous fiscal year, the difference between the book value of such treasury stock and the consideration that we received for such treasury stock;

III.	in the event that we reduced our stated capital after the end of the previous fiscal year, the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital and/or the legal reserve (if any);

IV.	in the event that additional paid-in capital and/or legal reserves were reduced after the end of the previous fiscal year, the amount of such reduction less the portion thereof that has been transferred to stated capital (if any);

V.	in the event that we canceled treasury stock after the end of the previous fiscal year, the book value of such treasury stock;

VI.	in the event that we distributed dividends after the end of the previous fiscal year, the aggregate of the following amounts:

a.	the aggregate amount of the book value of the distributed assets, excluding the book value of such assets that would be distributed to shareholders for their exercise of the right to receive dividends in cash instead of dividends in kind;

b.	the aggregate amount of cash distributed to shareholders who exercised the right to receive dividends in cash instead of dividends in kind; and

c.	the aggregate amount of cash paid to shareholders holding fewer shares than was required in order to receive dividends in kind;

VII.	the aggregate amounts of a. through c. below, less d. below:

a.	in the event that the amount of surplus was reduced and transferred to additional paid-in capital, the legal reserve and/or stated capital after the end of the previous fiscal year, the amount so reduced;

b.	in the event that we distributed dividends after the end of the previous fiscal year, the amount set aside in our reserve;

c.	in the event that we disposed of treasury stock in the process of (x) a merger in which we acquired all rights and obligations of a company, (y) a corporate split in which we acquired all or a part of the rights and obligations of a split company or (z) a share exchange in which we acquired all shares of a company after the end of the previous fiscal year, the difference between the book value of such treasury stock and the consideration that we received for such treasury stock; and

d.	in the event that we completed (x) a merger in which we acquired all rights and obligations of a company, (y) a corporate split in which we acquired all or a part of the rights and obligations of a split company or (z) a share exchange in which we acquired all shares of a company after the end of the previous fiscal year, the aggregate amount of (i) the amount of our additional paid-in capital after such merger, corporate split or share exchange, less the amount of our additional paid-in capital before such merger, corporate split or share exchange, and (ii) the amount of our legal reserve after such merger, corporate split or share exchange, less the amount of our legal reserve after such merger, corporate split or share exchange.

Under the Corporation Law, we will be permitted to prepare non-consolidated extraordinary financial statements consisting of a balance sheet as of any date subsequent to the end of the previous fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. If we prepare such extraordinary financial statements, special provisions may apply to the calculation of distributable amount.

We plan to make distributions of surplus twice per fiscal year, if possible. The record date for annual dividends is March 31 and the record date for interim dividends is September 30.

For information regarding Japanese taxation of dividends, see “Item 10.E, Taxation—Japanese Taxation.”

Capital and Reserves

An increase in our authorized share capital is only possible pursuant to an amendment of our Articles of Incorporation.

The entire amount of the issue price of new shares is required to be accounted for as stated capital, although we may account for an amount not exceeding one-half of such issue price as additional paid-in capital. We may at any time reduce the whole or any part of our additional paid-in capital and legal reserve or transfer them to stated capital by a resolution of the general meeting of shareholders. The whole or any part of surplus may also be transferred to stated capital or additional paid-in capital or legal reserve by resolution of a general meeting of shareholders.

Stock Splits

We may at any time split issued shares into a greater number of shares by a resolution of our Board of Directors. So long as the shares are our only class of outstanding stock, we may increase the number of authorized shares in the same ratio as that of any stock split by amending our Articles of Incorporation, which amendment may be effected by a resolution of our Board of Directors without shareholders’ approval. Generally, shareholders do not need to exchange share certificates for new ones following a stock split. Instead, share certificates representing the additional shares resulting from the stock split will be issued to the shareholders.

Consolidation of Shares

Generally, we may consolidate shares into a smaller number of shares by a special resolution of a general meeting of shareholders. A company that conducts a consolidation of shares is required by the Corporation Law to notify each shareholder and registered pledgee or give public notice in order to inform them of the ratio and effective date of the consolidation of shares. Furthermore, any company like us with Articles of Association providing for the issuance of share certificates must give public notice and must notify each shareholder and registered pledgee that they are required to submit their share certificates to the issuer for exchange by the effective date of the consolidation of shares.

Japanese Unit Share System

Our Articles of Incorporation provide that 100 shares constitute one “unit” of shares. The Corporation Law permits us to amend our Articles of Incorporation, by resolution of our Board of Directors and without the approval of a shareholders’ meeting, in order to reduce the number of shares constituting one unit of shares or to abolish the unit share system.

Transferability of Shares Representing Less Than One Unit. Our Articles of Incorporation and Share Handling Regulations provide that no share certificates will be issued with respect to any shares constituting less than one unit except in limited circumstances. Because a transfer of shares normally requires delivery of the share certificates representing those shares, shares constituting a fraction of a unit and for which no share certificates have been issued may not be transferable.

Right of a Holder of Shares Representing Less Than One Unit to Require us to Purchase its Shares. A holder of shares representing less than one unit of shares may at any time request that we purchase its shares. Such shares will be purchased at (a) the closing price of the shares reported by the Tokyo Stock Exchange, Inc., or the TSE, on the day when the request to purchase is made or (b) if no sales takes place on the TSE on that day, then the price at which sales of shares are effected on the TSE immediately thereafter, except in limited circumstances as provided by our Share Handling Regulations. In such case, we will request payment of an amount equal to the brokerage commission applicable to the shares purchased pursuant to our Share Handling Regulations.

Right of a Holder of Shares Representing Less than One Unit to Purchase from us its Shares up to a Whole Unit. Our Articles of Incorporation provide that a holder of shares representing less than one unit of shares may request that we sell to such holder any fractional shares we may have so that such holder can raise its fractional ownership up to a whole unit of shares. We will sell any such shares at (a) the closing price of the shares reported by the TSE on the day when the request to sell becomes effective or (b) if no sales take place on the TSE on that day, then the price at which sales of shares are effected on the TSE immediately thereafter, except in limited circumstances as provided by our Share Handling Regulations. In such case, we will request payment of an amount equal to the brokerage commission applicable to the shares sold pursuant to our Share Handling Regulations.

Voting Rights of a Holder of Shares Representing Less Than One Unit. A holder of shares representing less than one unit of shares cannot exercise any voting rights in relation to those shares. In calculating the quorum for various voting purposes, the aggregate number of shares representing less than one unit of shares will be excluded from the number of outstanding shares. A holder of shares representing one or more whole units of shares will have one vote for each whole unit of shares represented.

A holder of shares representing less than one unit of shares does not have any rights related to voting, such as the right to participate in a demand for the resignation of a Director, the right to participate in a demand for the convocation of a general meeting of shareholders or the right to join with other shareholders to propose an agenda item to be addressed at a general meeting of shareholders. In addition, a holder of shares constituting less than one unit of shares does not have the right to institute a representative action by shareholders.

In accordance with the Corporation Law, our Articles of Incorporation provide that a holder of shares constituting less than one unit of shares does not have any other rights of a shareholder in respect of those shares, other than specific rights provided by our Articles of Incorporation, including the right to:

•	receive dividends;

•	receive cash or other assets in case of consolidation or split of shares, exchange or transfer of shares, or a corporate split or merger,

•	be allotted rights to subscribe for free for new shares and stock acquisition rights when such rights are granted to shareholders, and

•	participate in any distribution of surplus assets upon liquidation.

General Meeting of Shareholders

The ordinary general meeting of our shareholders is held in June of each year in Tokyo. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary. Notice of a shareholders’ meeting stating the purpose thereof and a summary of the matters to be acted upon must be dispatched to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her mailing address or standing proxy in Japan) at least two weeks prior to the date set for the meeting. The record date for an ordinary general meeting of shareholders is March 31.

Under the Corporation Law and our Articles of Incorporation, any shareholder holding 300 or more voting rights or one percent or more of the total number of voting rights for six months or longer may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a Representative Director at least eight weeks prior to the date of such meeting.

Voting Rights

Under the Corporation Law and our Articles of Incorporation, a holder of our shares constituting one unit of shares is entitled to one vote for each such unit of shares. Except as otherwise provided in law and our Articles of Incorporation, a resolution can be adopted at a meeting of shareholders by shareholders holding a majority of our shares having voting rights represented at such meeting. Shareholders may also exercise their voting rights through proxies, provided that a proxy is one of our shareholders. Shareholders who intend to be absent from the shareholders’ meeting may exercise their voting rights by electronic means. The Corporation Law and our Articles of Incorporation provide that the quorum for election of Directors and Corporate Auditors shall not be less than one-third of the total number of the voting rights. Our Articles of Incorporation provide that shares may not be voted cumulatively for the election of Directors.

Under the Corporation Law and our Articles of Incorporation, certain corporate actions must be approved by a “special resolution” of our meeting of shareholders, which requires a quorum of one-third of the total number of shares having voting rights and the approval of the holders of two-thirds of our shares having voting rights represented at the meeting. Examples of corporate actions that require a special resolution are:

•	any amendment to our Articles of Incorporation (except for amendments that may be authorized solely by the Board of Directors under the Corporation Law);

•	a reduction of stated capital, except for a reduction of stated capital for the purpose of replenishing stated capital deficiencies;

•	a distribution by us of surplus in-kind, if we do not grant shareholders the right to require us to effect the distribution in cash, instead of in kind;

•	a dissolution, merger or consolidation, subject to a certain exception under which a shareholders’ resolution is not required;

•	the transfer of the whole or an important part of the business, except for the transfer of an important part of the business in which the book value of transferred assets does not exceed 20% of our total assets on non-consolidated basis;

•	the taking over of the whole of the business of any other corporation;

•	a share exchange or share transfer for the purpose of establishing a 100% parent-subsidiary relationship, subject to a certain exception under which a shareholders’ resolution is not required;

•	a corporate split, subject to a certain exception under which a shareholders’ resolution is not required;

•	the issuance of new shares at a “specially favorable” issue price and any issuance of stock acquisition rights or bonds with stock acquisition rights at a “specially favorable” issue price or in a “specially favorable” condition to any persons other than shareholders; and

•	any purchase by us of our own shares from a specific shareholder.

Liquidation Rights

In the event of our liquidation, the assets remaining after payment of all taxes, liquidation expenses and debts will be distributed among our shareholders in proportion to the respective number of shares which they hold.

Issuance of Additional Shares and Pre-emptive Rights

Holders of our shares have no pre-emptive rights. Authorized but unissued shares may be issued at such times and upon such terms as our Board of Directors determines, subject to limitations as to the issuance of new shares at a “specially favorable” price mentioned above. Under the Corporation Law, our Board of Directors may, however, determine to grant shareholders subscription rights in connection with a particular issue of new shares. Any such subscription rights must be granted on uniform terms to all shareholders on a pro rata basis. In addition, we are required to notify each shareholder of certain matters regarding such subscription rights, as well as the date by which shareholders need to exercise such rights.

We may issue stock acquisition rights or bonds with stock acquisition rights that may not be detached from the bonds. Except where the issue of stock acquisition rights would be on “specially favorable” conditions, the issue of stock acquisition rights or of bonds with stock acquisition rights may be authorized by a resolution of our Board of Directors. Upon exercise of the stock acquisition rights, the holder of such rights may either acquire shares by paying the applicable exercise price or, if so determined by a resolution of our Board of Directors, by making a substitute payment, such as having bonds redeemed without payment to the holder in lieu of the exercise price.

Dilution

It is possible that, in the future, market conditions and other factors might make it desirable for us to issue stock acquisition rights to our shareholders at an exercise price substantially below their then current market price. In such a case, shareholders who do not exercise their stock acquisition rights or are unable otherwise to realize the full value of their stock acquisition rights will suffer dilution of their equity interest in us. As of March 31, 2006, we have never issued stock acquisition rights or bonds with stock acquisition rights.

Reports to Shareholders

We furnish to our shareholders notices of shareholders’ meetings, annual reports, including non-consolidated and consolidated financial statements, and notices of resolutions adopted at the shareholders’ meetings, all of which are in Japanese. Such notices as described above may be given by electronic means to those shareholders who have agreed to such method of notice.

Additional Record Dates

In addition to the record dates for ordinary general meetings of shareholders and annual and interim dividends, which are as prescribed in our Articles of Incorporation, by a resolution of our Board of Directors and after giving at least two weeks’ prior public notice we may at any time set a record date in order to determine shareholders who are entitled to certain rights pertaining to our shares.

Treasury Shares

Under the Corporation Law, we are generally required to obtain authorization for any acquisition of our own shares by means of:

(i)	a resolution at a general meeting of shareholders, which is effective within one year from the date thereof;

(ii)	a resolution of our Board of Directors if the acquisition is in accordance with our Articles of Incorporation; or

(iii)	a resolution of our Board of Directors if the acquisition is to purchase our shares from a subsidiary.

We may only dispose of shares acquired in the manner described above in accordance with the procedures applicable to new share issuances under the Corporation Law.

Upon due authorization, we may acquire our own shares:

•	in the case of (i) and (ii) above:

•	through a stock exchange on which the shares are listed or an over-the-counter market on which the shares are traded; or

•	by way of tender offer;

•	in the case of (i) above, from a specific person, but only if our shareholders approve this acquisition by special resolution; and

•	in the case of (iii) above, from the subsidiary.

In the event we wish to acquire our own shares from a specific person other than a subsidiary at a price which exceeds market price, each other shareholder may request the Directors to acquire the shares held by such shareholder as well.

Acquisitions described in (i) through (iii) above must satisfy certain other requirements, including that the total amount of the purchase price may not exceed the distributable amount.

Shareholders of Unknown Location

We are not required to send a notice to a shareholder if a notice to such shareholder fails to arrive at the registered address of the shareholder in our register of shareholders or at the address otherwise notified to us continuously for five years or more.

In addition, with respect to any shareholder the location of which is unknown, we may dispose of that shareholder’s shares at the then market price and hold or deposit the proceeds of such share disposal for that shareholder if (i) notices to the shareholder fail to arrive continuously for five years or more at the registered address of the shareholder in our register of shareholders or at the address otherwise notified to us, and (ii) the shareholder fails to receive dividends on the shares continuously for five years or more at the address registered in our register of shareholders or at the address otherwise notified to us.

Reporting of Substantial Shareholders

The Securities and Exchange Law of Japan and its related regulations require any person who has become, solely or jointly, a holder of more than 5% of the total issued shares of a company that is listed on any Japanese stock exchange to file a report with the Director of a competent Local Finance Bureau of the Ministry of Finance within five business days. With certain exceptions, a similar report must also be filed in respect of any subsequent change of 1% or more in such person’s shareholding in the subject company or of any change in material matters set out in any previously-filed reports. Shares issuable to a person upon exercise of stock acquisition rights are taken into account in determining both the number of shares held by such person and the issuer’s total issued shares. Copies of each report must also be furnished to the issuer of the shares and to all Japanese stock exchanges on which the shares are listed. These reports are made available to public.

Daily Price Fluctuation Limits under Japanese Stock Exchange Rules

Share prices on Japanese stock exchanges are determined on a real-time basis by the balance between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price range limitations for each listed stock, based on the previous day’s closing price. Although transactions may continue between the upward or downward limit price, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to effect a sale at such price on a particular trading day, or at all.

10.C. Material Contracts

Except for the joint share transfer agreement between Daiichi and Sankyo dated May 13, 2005, all contracts entered into by us or our predecessor during the two years preceding this filing were entered into in the ordinary course of business. The joint share transfer agreement is described in detail in, and attached as Exhibit 2.1 to, the registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission by Sankyo (File No. 333-125430-01). See “Item 10.H. Documents on Display” in this annual report for information regarding how to access filings made by us and by Sankyo with the U.S. Securities and Exchange Commission.

10.D. Exchange Controls

The Foreign Exchange and Foreign Trade Law of Japan (Law No. 128 of 1949, as amended) and its related cabinet orders and ministerial ordinances govern the acquisition and holding of shares of our capital stock by “non-residents” and by “foreign investors.” The regulations currently in effect do not, however, affect transactions between exchange non-residents to purchase or sell shares outside Japan using currencies other than Japanese yen.

Exchange non-residents are:

•	individuals who do not reside in Japan; and

•	corporations whose principal offices are located outside Japan.

Generally, branches and other offices of non-resident corporations that are located within Japan are regarded as residents of Japan. Conversely, branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents.

Foreign investors are:

•	individuals who are exchange non-residents;

•	corporations that are organized under the laws of foreign countries or whose principal offices are located outside of Japan; and

•	corporations (1) of which 50% or more of their voting rights are held by individuals who are exchange non-residents and/or corporations (a) that are organized under the laws of foreign countries or (b) whose principal offices are located outside of Japan or (2) a majority of whose officers, or officers having the power of representation, are individuals who are exchange non-residents.

In general, the acquisition of shares of a Japanese company by an exchange non-resident from a resident of Japan is not subject to any prior filing requirements. In certain limited circumstances, however, the Minister of Economy, Trade and Industry may require prior approval of an acquisition of this type. While prior approval, as described above, is not required, in the case where a resident of Japan transfers shares of a Japanese company for consideration exceeding ¥100 million to an exchange non-resident, the resident of Japan who transfers the shares is required to report the transfer to the Minister of Economy, Trade and Industry within 20 days from the date of the transfer, unless the transfer was made through a bank, securities company or financial futures trader licensed under Japanese law.

If a foreign investor acquires shares of a Japanese company that is listed on a Japanese stock exchange and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 10% or more of the issued shares of the relevant company, the foreign investor must file a report of the acquisition with the Minister of Economy, Trade and Industry and any other competent Ministers having jurisdiction over that Japanese company within 15 days from and including the date of the acquisition, except where the offering of the company’s shares was made overseas. In limited circumstances, such as where the foreign investor is in a country that is not listed on an exemption schedule in the foreign exchange regulations, a prior notification of the acquisition must be filed with the Minister of Economy, Trade and Industry and any other competent Ministers, who may then modify or prohibit the proposed acquisition.

Under the foreign exchange regulations, dividends paid on, and the proceeds of sales in Japan of, shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad.

10.E. Taxation

Japanese Taxation

The following is a summary of major Japanese tax consequences to holders of shares who are non-residents of Japan or non-Japanese corporations without a permanent establishment in Japan to which the relevant income is attributable, which we refer to as “non-resident holders” in this section. The statements regarding Japanese tax laws set forth below are based on the laws in force and as interpreted by the Japanese tax authorities as at the date of this annual report and are subject to changes in the applicable Japanese laws or tax treaties, conventions or agreements, or interpretations thereof, occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of shares, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are resident and any tax treaty, convention or agreement between Japan and their country of residence, by consulting their own tax advisers.

Generally, a non-resident holder of shares is subject to Japanese income tax collected by way of withholding on dividends paid by us, and we will withhold such tax prior to payment of dividends. Stock splits are, in general, not a taxable event.

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by us to non-resident holders is generally 20%. However, with respect to dividends paid on listed shares issued by a Japanese corporation to non-resident holders, other than any individual who holds 5% or more of the total number of shares issued by the relevant Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before March 31, 2008 and (ii) 15% for dividends due and payable on or after April 1, 2008. As of the date of this document, Japan has income tax treaties, conventions or agreements with countries including Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland and the United Kingdom that reduce the applicable withholding tax rate, in most cases, to 15% for portfolio investors who are non-resident holders.

Under the income tax treaty between the United States and Japan, the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a United States resident that does not own directly at least 10% of the voting stock of a Japanese corporation is generally reduced to 10% of the gross amount actually distributed, and dividends paid to pension funds which are qualified United States residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the preceding paragraph with respect to the dividends to be paid by us on shares of our common stock. Non-resident holders of shares who are entitled, under any such tax treaty, to a reduced rate of Japanese withholding tax on payments of dividends on the shares by us, or exemption therefrom, as the case may be, are required to submit an Application Form for the Income Tax Convention regarding Relief from Japanese Income Tax on Dividends and any other required forms and documents in advance, through us, to the relevant tax authority before payment of dividends. A standing proxy for non-resident holders may provide such application service for the non-resident holders. Non-resident holders who are entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law, or exemption therefrom, as the case may be, but fail to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holders are entitled to a reduced treaty rate under the applicable income tax treaty) or the full amount of tax withheld (if such non-resident holders are entitled to an exemption under the applicable income tax treaty), as the case may be, from the relevant Japanese tax authority, by complying with a certain subsequent filing procedure. We do not assume any responsibility to ensure withholding at the reduced rate, or exemption therefrom, for holders who would be eligible under an applicable tax treaty but who do not follow the required procedures as stated above.

Gains derived from the sale or other disposition of shares within or outside Japan by a non-resident holder, who is a portfolio investor, are not, in general, subject to Japanese income tax or corporation tax.

Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired shares as a legatee, heir or donee, even if none of the individual, the decedent or the donor is a Japanese resident.

U.S. Taxation

The following sets forth the material United States federal income tax consequences of the ownership of shares as of the date hereof. The discussion set forth below is applicable to U.S. Holders (as defined below) (i) who are residents of the United States for purposes of the current income tax treaty between Japan and the United States (the “Treaty”), (ii) whose shares are not, for purposes of the Treaty, effectively connected with a permanent establishment in Japan and (iii) who otherwise qualify for the full benefits of the Treaty.

The following summary is not a complete analysis or description of all potential U.S. federal income tax consequences to a particular U.S. holder. It does not address all U.S. federal income tax considerations that may be relevant to all categories of potential purchasers, certain of which (such as banks or other financial institutions, insurance companies, dealers in securities or currencies, tax-exempt entities, non-U.S. persons, persons holding a share as part of a “straddle,” “hedge,” conversion or integrated transaction, partnerships or other pass-through entities for U.S. federal income tax purposes, traders in securities who have elected the mark-to-market method of accounting for their securities, regulated investment companies, real estate investment trusts, holders whose “functional currency” is not the US dollar, holders liable for alternative minimum tax and holders, directly or indirectly, of 10% or more of our voting shares) are subject to special tax treatment. This summary does not address any foreign, state, local or other tax consequences of investments in our shares.

This summary addresses only shares held as capital assets.

As used herein, a “U.S. holder” is a beneficial owner of shares, as the case may be, that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States,

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof,

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source, or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons as described in Section 7701(a)(30) of the Code or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership holds shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares, you should consult your tax advisor.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”‘), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be, perhaps retroactively, replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below.

We urge U.S. holders to consult their own tax advisors concerning the U.S. federal, state and local and other tax consequences to them of the purchase, ownership and disposition of shares.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, the gross amount of any distribution received with respect to our shares (including amounts withheld to reflect Japanese withholding taxes), will be taxable as dividends, to the extent paid out of the current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). The amount of distribution of property other than cash will be the fair market value of such property on the date of the distribution. Such cash or non-cash income, including withheld taxes, will be includable in a U.S. holder’s gross income as ordinary income on the day actually or constructively received by such U.S. holder. Such dividends received by a U.S. holder will not be eligible for the “dividends-received deduction” allowed to U.S. corporations in respect of dividends received from other U.S. corporations. To the extent that an amount received by a U.S. holder exceeds such holder’s allocable share of our current and accumulated earnings and profits, such excess will be applied first to reduce such holder’s tax basis in its shares, thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of the shares. Then, to the extent such distribution exceeds such U.S. holder’s tax basis, such excess will be treated as capital gain. However, we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, U.S. holders should expect that a distribution will generally be treated as a dividend.

The amount of the dividend paid in Japanese yen will be the U.S. dollar value of the Japanese yen payments received. This value will be determined at the spot Japanese yen/U.S. dollar rate on the date the dividend is received by the shareholder, regardless of whether the dividend payment is in fact converted into US dollars at that time. If the Japanese yen received as a dividend are not converted into US dollars on the date of receipt, a U.S. holder will have basis in such Japanese yen equal to their dollar value on the date of receipt, and any foreign currency gains or losses resulting from the conversion of the Japanese yen will generally be treated as U.S. source ordinary income or loss.

The maximum rate of withholding tax on dividends paid to you pursuant to the Treaty is 10%. As discussed under “—Japanese Taxation” above, you will be required to properly demonstrate to us and the Japanese tax authorities your entitlement to the reduced withholding rate under the Treaty. Subject to certain limitations, the Japanese tax withheld will be creditable against the U.S. holder’s U.S. federal income tax liability or may be claimed as a deduction from the U.S. holder’s federal adjusted gross income provided that the U.S. holder elects to deduct all foreign taxes paid on the same taxable year. For foreign tax credit limitation purposes, the dividend will be income from sources outside the United States. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay will generally constitute “passive income.” Further, in certain circumstances, if a U.S. holder:

•	has held shares for less than a specified minimum period during which such U.S. holder is not protected from the risk of loss, or

•	is obligated to make payments related to the dividends,

such U.S. holder will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on shares. The rules governing U.S. foreign tax credits are very complex and U.S. holders should consult their tax advisors regarding the availability of foreign tax credits under their particular circumstances.

With respect to non-corporate U.S. investors, certain dividends received before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The U.S. Treasury Department has determined that the Treaty meets these requirements. In addition, it is expected that we will be eligible for the benefits of the Treaty. Non-corporate holders who do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. U.S. holders should consult their own tax advisors regarding the application of the foregoing rules to their particular circumstances.

Taxation of Capital Gains

Upon a sale or other disposition of shares, a U.S. holder will recognize gain or loss in an amount equal to the difference between the US dollar value of the amount realized and the U.S. holder’s tax basis, determined in US dollars, in such shares. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for such shares exceeds one year. A U.S. holder’s adjusted tax basis in its shares will generally be the cost to the holder of such shares. Any such gain or loss realized by a U.S. holder upon disposal of the shares will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

Based on our projected composition of income and valuation of our assets, including goodwill, we do not believe that we will be a passive foreign investment company, or “PFIC,” for the year ended March 31, 2006 and do not expect to become one in the future, although there can be no assurance in this regard. However, PFIC status is a factual determination that is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in valuation or composition of our assets. Because the valuation of our assets for purposes of determining PFIC status is determined in part by our total market capitalization, a decrease in the price of our common stock may also result in our becoming a PFIC.

In general, a foreign corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income; or

•	at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income.

The 50% of value test is based on the average of the value of our assets for each quarter during the taxable year. If we own at least 25% by value of another company’s stock, we will be treated, for purposes of the PFIC rules, as owning the proportionate share of the assets and receiving our proportionate share of the income of that company.

If we are a PFIC for any taxable year during which a U.S. holder holds the common stock, the U.S. holder will be subject to special tax rules with respect to any “excess distribution” that the U.S. holder receives and any gain the U.S. holder realizes from the sale or other disposition (including a pledge) of the common stock.

These special tax rules generally will apply even if we cease to be a PFIC in future years. Distributions U.S. holders receive in a taxable year that are greater than 125% of the average annual distributions they received during the shorter of the three preceding taxable years or their holding period for the common stock will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period for the common stock;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

Alternatively, a U.S. holder could make a mark-to-market election provided that our common stock is regularly traded on a “qualified exchange or other market” for PFIC purposes. Under current law, the mark-to-market election may be available to U.S. holders because our common stock is listed on the TSE, although there can be no assurance that our stock will be “regularly traded” for the purposes of the mark-to-market election. In addition, a U.S. holder of shares in a PFIC can sometimes avoid the rules described above by electing to treat the company as a “qualified electing fund” under section 1295 of the Code. This option is not available to U.S. holders of common stock because we do not intend to comply with the requirements necessary to permit U.S. Holders to make this election.

If a U.S. holder holds common stock in any year in which we are classified as a PFIC, such holder would be required to file IRS Form 8621.

U.S. holders should consult their own tax advisors concerning the determination of our PFIC status and the U.S. federal income tax consequences of holding common stock if we are considered a PFIC in any taxable year.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of the shares or the proceeds from the sale, exchange or redemption of the shares paid within the United States, and, in some cases, outside of the United States, to you, unless you are an exempt recipient, such as a corporation. In addition, backup withholding tax may apply to those amounts if you fail to provide an accurate taxpayer identification number or fail either to report interest and dividends required to be shown on your U.S. federal income tax returns or make certain certifications. The amount of any backup withholding from a payment to you will be allowed as a refund or credit against your U.S. federal income tax liability, provided you furnish the required information to the IRS.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

We are subject to the information requirements of the U.S. Securities Exchange Act of 1934 and, in accordance therewith, we will file reports, and other information, including information filed on Form 6-K, with the U.S. Securities and Exchange Commission. These reports, including this annual report on Form 20-F and the exhibits hereto, and other information can be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of such materials by mail, at prescribed fees, from the Commission’s Public Reference Room or from commercial document retrieval services. You may obtain information on the operation of the Commission’s Public Reference Room by calling the Securities and Exchange Commission in the United States at 1-800-732-0330. You can also access the documents filed via the Electronic Data Gathering, Analysis, and Retrieval system on the Commission’s website (http://www.sec.gov).

10.I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in foreign currency exchange rates, interest rates and securities markets. In order to manage the risk arising from changes in foreign exchange rates and interest rates, we enter into derivative financial instruments. Disclosure concerning derivative financial instruments is included in Note 16 to the consolidated financial statements of Daiichi Sankyo.

We monitor and manage these financial exposures as an integral part of our management program, which recognizes the unpredictability of financial markets and seeks to reduce the potential adverse effect on our operating results.

The financial instruments to be included in the market risk analysis consist of cash and cash equivalents, time deposits, marketable securities, short-term and long-term debt and all derivative financial instruments. Our portfolio of derivative financial instruments consists of foreign exchange forward contracts, interest rate swap agreements, coupon swap agreements and call options on specific stocks.

The aggregate nominal amounts of our derivative financial instruments as of March 31, 2005 and 2006 were as follows:

	Yen in millions
	March 31
	2005	2006
Foreign exchange forward contracts	¥35	¥1,549
Interest swaps	965	731
Coupon swaps	2,828	—
Call options on specific stocks	2,405	4,325

In addition to the derivative financial instruments discussed above, we have investments in certain debt securities with embedded derivatives. The carrying amount of such debt securities as of March 31, 2006 was ¥6,000 million.

Trade accounts receivables and payables are not included in this analysis as their carrying amounts approximate fair value.

As discussed in the preceding paragraph and Note 17 to the consolidated financial statements of Daiichi Sankyo, we do not have significant market sensitive instruments with significant exposure to market risk, except for the marketable equity securities for equity price risk discussed in the following paragraph.

We hold investments in various available-for-sale securities which are subject to price risk. Prior to the completion of the joint share transfer, the fair value of available-for-sale securities held by Sankyo as of March 31, 2005 was ¥68.6 billion and the potential change in fair value of those investments, assuming a 10% change in price, would be approximately ¥6.9 billion as of that date. Following the completion of the joint share transfer, the fair value of available-for-sale securities held by Daiichi Sankyo as of March 31, 2006 was ¥176.2 billion and the potential change in fair value of those investments, assuming a 10% change in price, would be approximately ¥17.6 billion as of that date.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We were established on September 28, 2005 and performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2006. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in the Form 20-F that we file under the Exchange Act is accumulated and communicated to management, including the CEO and the principal accounting and financial officer. The disclosure controls and procedures also ensure that the Form 20-F that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of Mr. Takashi Shoda, our CEO, and Mr. Akihiko Ozawa, the General Manager of Finance & Accounting Department, our principal accounting and financial officer. Based on that evaluation, Messrs. Shoda and Ozawa have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

Internal Control Over Financial Reporting

We were established as the holding company of Daiichi and Sankyo pursuant to a joint share transfer under Japanese law. Following the consummation of the joint share transfer on September 28, 2005, we have devoted significant resources to the integration of the two companies. The integration process, which includes the establishment of new organizations, procedures and processes at the holding company level and ultimately the integration of Daiichi and Sankyo, is not yet complete and we continue to work to improve our internal processes and procedures, including our internal control over financial reporting.

Daiichi and Sankyo prepared consolidated financial statements in accordance with U.S. GAAP for the first time in connection with the joint share transfer. Accordingly, we and our predecessor Sankyo have had only limited experience preparing U.S. GAAP consolidated financial statements.

In connection with its audit of our U.S. GAAP consolidated financial statements for the fiscal year ended March 31, 2006, KPMG AZSA & Co., our independent registered public accounting firm, advised us that it has identified two control deficiencies that represent material weaknesses in our internal control over financial reporting relating to our preparation of U.S. GAAP consolidated financial statements. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

The material weaknesses in our internal control over financial reporting identified by KPMG AZSA & Co. are as follows:

•	primarily because our internal accounting personnel have a lack of experience with, and a lack of knowledge of, the preparation of U.S. GAAP consolidated financial statements, we are currently unable to prepare adequate U.S. GAAP consolidated financial disclosure without external assistance; and

•	we currently lack internal policies governing specific accounting policies and accounting procedures relating to the preparation of U.S. GAAP consolidated financial statements, and KPMG AZSA & Co. has suggested that we formulate such policies and ensure that all Daiichi Sankyo group companies gain a working knowledge of those policies.

These material weaknesses in our internal control do not affect the unqualified reports of our independent registered public accounting firms on the U.S. GAAP consolidated financial statements included in this annual report.

As part of our ongoing integration process, we are currently working to improve our internal processes and procedures, including internal control over financial reporting for the combined group.

Except as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We maintain a Corporate Auditor system in accordance with Japan’s Corporation Law. Our Board of Corporate Auditors is comprised of four Corporate Auditors, two of whom are “outside Corporate Auditors” as that term is defined under the Corporation Law. Each Corporate Auditor has been appointed at our shareholders’ meetings and has certain statutory powers as described under Item 6.C of this annual report. Our shares are not listed on any securities exchange in the United States and we are not required to have, and do not have, an audit committee of our Board of Directors.

Under the Corporation Law, we are not required to have an “audit committee financial expert” serving on the Board of Corporate Auditors and our Board of Corporate Auditors has determined that it does not have an “audit committee financial expert” serving on the Board of Corporate Auditors. The qualifications for, and powers of, a Corporate Auditor delineated in Japan’s Corporation Law are different from those anticipated for any audit committee financial expert under the audit committee system prescribed by the rules of, for example, the New York Stock Exchange.

Our Corporate Auditors have the authority to be given audit reports at least annually from our accounting auditor, currently KPMG AZSA & Co., including technical accounting matters, as well as detailed explanations of such audit reports upon request. Our Corporate Auditors also have the power to request at any time that our accounting auditor report on any matter which the Corporate Auditors believe necessary or appropriate. In addition, our accounting auditor has a duty to report to our Board of Corporate Auditors if it discovers a violation of any applicable laws or rules. At the same time, each Corporate Auditor has the authority, at our expense, to consult internal and external experts on accounting matters. Each Corporate Auditor must fulfill the requirements under Japanese laws and regulations and otherwise follow Japanese corporate governance practices and, accordingly, our Board of Corporate Auditors has confirmed that it is not necessarily in our best interest to nominate as Corporate Auditor a person who meets the definition of audit committee financial expert. Although we do not have an audit committee financial expert on our Board of Corporate Auditors, we believe that our current corporate governance system, taken as a whole, including the Corporate Auditors’ ability to consult internal and external experts, is prudent and in accordance with accepted governance practices in our home jurisdiction.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics that applies to our CEO and our principal accounting and financial officer, the General Manager of Finance & Accounting Department, and any persons performing similar functions. A copy of our Code of Ethics is attached as Exhibit 11.1 to this annual report on Form 20-F.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG AZSA & Co. has served as our independent registered public accounting firm for the fiscal year ended March 31, 2006 and Ernst & Young ShinNihon has served as the independent registered public accounting firm of Sankyo for the fiscal years ended March 31, 2004 and 2005, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the fees for professional services and other services rendered by KPMG AZSA & Co. and Ernst & Young ShinNihon as independent registered public accounting firm to us and to Sankyo in the fiscal years ended March 31, 2005 and 2006, respectively.

	Ernst & Young ShinNihon	KPMG AZSA & Co.
	For the fiscal year ended March 31, 2005	For the fiscal year ended March 31, 2006
	(millions of yen)
Audit Fees(1)	¥1,101	¥422
Audit-related Fees(2)	1	22
Tax Fees(3)	9	240
All Other Fees(4)	0	24

Total	¥1,112	¥708

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the services of annual audit and semi-annual reviews of Daiichi Sankyo and its subsidiaries and affiliates; the services associated with Commission registration statements or other documents issued in connection with securities offerings such as comfort letters and consents and consultations as to the accounting or disclosure treatment of transactions or events.
(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and mainly include services such as due diligence; agreed-upon or expanded audit procedures; internal control reviews and assistance; review of the effectiveness of the internal audit function; assistance with implementation of the requirements of Commission rules pursuant to the Sarbanes-Oxley Act and financial statement audits of employee benefit plans.
(3)	Tax Fees include fees billed for tax compliance services, including services such as advice on compliance with federal, state, local and international tax and the review of tax returns.
(4)	All Other Fees mainly include fees billed for advisory services relating to accounting manual and accounting control; assistance with continuing education and training; and services providing information related to pharmaceutical market conditions and sales network.

Below is a summary of the current policies and procedures of our Board of Corporate Auditors for the pre-approval of audit and permissible non-audit services performed by our independent registered public accounting firm.

Under the policy, our principal accounting and financial officer, the General Manager of Finance & Accounting Department, as authorized by our Representative Director and President, submits to our Board of Corporate Auditors a request for general pre-approval of audit and permissible non-audit services for the following fiscal year. The request includes details of the specific audit services and permissible non-audit services to be performed during the fiscal year. Upon receipt, our Board of Corporate Auditors reviews the request and determines whether or not to grant the request by the end of the fiscal year. Upon the general pre-approval by the Board of Corporate Auditors, the General Manager of Finance & Accounting Department, as authorized by our Representative Director and President, is not required to obtain any specific pre-approval for audit and permissible non-audit services so long as those services fall within the scope of the general pre-approval provided.

The Board of Corporate Auditors makes a further determination of whether or not to grant a request to revise the general pre-approval for the applicable fiscal year if such request is submitted by the General Manager of Finance & Accounting Department, as authorized by our Representative Director and President. Such request may include (i) adding any audit or permissible non-audit services other than the ones listed in the general pre-approval and (ii) obtaining services, which are listed in the general pre-approval but of which the total fee amount exceeds the amount affirmed by the general pre-approval. The determination of whether to grant a request to revise the general pre-approval noted in the foregoing may alternatively be made by one of our full-time Corporate Auditors, in which case such full-time Corporate Auditor shall report such decision at the next meeting of the Board of Corporate Auditors.

All of the non-audit services provided in the fiscal year ended March 31, 2006 were approved by our Board of Corporate Auditors pursuant to the policies and procedures described above.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL STATEMENTS

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this annual report.

ITEM 19. EXHIBITS

Index to Exhibits

1.1	Articles of Incorporation of the Registrant, as amended on June 29, 2006 (English translation)

1.2	Regulations of the Board of Directors of the Registrant, as amended on June 29, 2006 (English translation)

1.3	Regulations of the Board of Corporate Auditors of the Registrant, as established on September 28, 2005 (English translation)

2.1	Share Handling Regulations of the Registrant, as amended on June 29, 2006 (English translation)

4.1	Joint Share Transfer Agreement between Daiichi Pharmaceutical Co., Ltd. and Sankyo Company, Limited, dated May 13, 2005 (incorporated by reference to Exhibit 2.1 of Sankyo Company, Limited’s Registration Statement on Form F-4 (File No. 333-125430-01))

8.1	List of Principal Subsidiaries (See “4.C Organizational Structure” in “Item 4. Information on the Company”)

11.1	Code of Ethics of the Registrant applicable to its Chief Executive Officer, its Principal Accounting and Financial Officer, and any Persons Performing Similar Functions

12.1	Certifications of the Registrant’s Chief Executive Officer and Principal Accounting and Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certifications of the Registrant’s Chief Executive Officer and Principal Accounting and Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act

15.1	Consent of Ernst & Young ShinNihon as the Independent Registered Public Accounting Firm of Sankyo Company, Limited

15.2	Report of Independent Registered Public Accounting Firm, as auditors of Luitpold Pharmaceuticals, Inc., submitted pursuant to Rule 2-05 of Regulation S-X

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Daiichi Sankyo Company, Limited

We have audited the accompanying consolidated balance sheets of Daiichi Sankyo Company, Limited (formerly Sankyo Company, Limited) and subsidiaries as of March 31, 2005, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the two years in the period ended March 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Luitpold Pharmaceuticals Inc., a wholly owned subsidiary, which statements reflect total assets constituting 4% as of March 31, 2005, and net revenue constituting 6% in each of the years ended March 31, 2004 and 2005, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such wholly owned subsidiary, is based solely on the report of other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Daiichi Sankyo Company, Limited (formerly Sankyo Company, Limited) and subsidiaries at March 31, 2005, and the consolidated results of their operations and their cash flows for each of the two years in the period ended March 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young ShinNihon

Tokyo, Japan
September 8, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors

Daiichi Sankyo Company, Limited:

We have audited the accompanying consolidated balance sheet of Daiichi Sankyo Company, Limited (a Japanese corporation), formerly Sankyo Company, Limited, and subsidiaries as of March 31, 2006 and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for the year ended March 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Daiichi Sankyo Company, Limited and subsidiaries as of March 31, 2006, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG AZSA & Co.

Tokyo, Japan
September 25, 2006

DAIICHI SANKYO COMPANY, LIMITED

CONSOLIDATED BALANCE SHEETS

As of March 31, 2005 and 2006

	Yen in millions
	2005	2006
ASSETS
Current assets:
Cash and cash equivalents	¥268,488	¥406,648
Time deposits	2,485	2,902
Marketable securities	55,785	120,508
Notes receivable, trade	9,421	11,851
Accounts receivable, trade	141,880	223,679
Allowance for doubtful accounts	(224)	(532)
Inventories	94,955	123,154
Deferred income taxes	28,048	51,302
Other current assets	15,596	42,615

Total current assets	616,434	982,127

Investments and advances:
Marketable securities and other securities investments	109,213	257,541
Affiliated companies	2,947	1,274
Other	11,477	22,215

	123,637	281,030

Property, plant and equipment:
Land	40,614	78,689
Buildings	228,068	284,794
Machinery and equipment	265,588	312,947
Construction in progress	9,723	10,105

	543,993	686,535
Less – Accumulated depreciation	(330,587)	(341,790)

	213,406	344,745

Other assets:
Goodwill	3,050	19,073
Other intangible assets, net	27,095	352,827
Deferred income taxes	16,622	11,112
Other	1,099	1,273

	47,866	384,285

	¥1,001,343	¥1,992,187

The accompanying notes are an integral part of these balance sheets.

DAIICHI SANKYO COMPANY, LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

As of March 31, 2005 and 2006

	Yen in millions
	2005	2006
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥19,308	¥16,375
Current portion of long-term debt	2,866	3,645
Notes and accounts payable, trade	54,434	65,595
Other payables and accrued expenses	67,183	90,008
Accrued compensation	19,314	34,610
Accrued income taxes	16,447	28,449
Other	13,555	23,763

Total current liabilities	193,107	262,445

Long-term liabilities:
Long-term debt	5,899	7,996
Accrued pension and severance costs	73,408	79,208
Deferred income taxes	3,209	166,594
Other	5,845	17,993

	88,361	271,791

Minority interest in consolidated subsidiaries	11,552	16,766

Commitments and contingent liabilities

Shareholders’ equity:
Common stock, no par value –Authorized 2005- 1,168,099,000 shares, 2006- 2,800,000,000 shares –Issued 2005- 439,498,765 shares, 2006- 735,011,343 shares	68,793	50,000
Additional paid-in capital	67,222	832,945
Retained earnings	578,029	518,241
Accumulated other comprehensive income	14,691	50,763
Treasury stock, at cost (2005– 9,990,256 shares, 2006– 5,959,047 shares)	(20,412)	(10,764)

	708,323	1,441,185

	¥1,001,343	¥1,992,187

The accompanying notes are an integral part of these balance sheets.

DAIICHI SANKYO COMPANY, LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended March 31, 2004, 2005 and 2006

	Yen in millions
	2004	2005	2006
Net revenue	¥601,273	¥591,762	¥767,276

Costs and expenses:
Cost of sales	228,839	223,937	312,102
Research and development	93,597	85,242	166,080
Selling, general and administrative	194,004	196,660	284,035

	516,440	505,839	762,217

Operating income	84,833	85,923	5,059

Other income (expenses):
Interest and dividend income	1,792	2,202	4,486
Interest expense	(466)	(484)	(477)
Foreign exchange gain (loss), net	(45)	31	158
Gain on marketable securities, net	743	974	1,013
Other income (expense), net	(1,536)	1,060	1,715

	488	3,783	6,895

Income before income taxes and minority interest	85,321	89,706	11,954

Income taxes:
Current	38,447	32,579	44,824
Deferred	1,950	(77)	(30,906)

	40,397	32,502	13,918

Income (loss) from continuing operations before minority interest	44,924	57,204	(1,964)
Minority interest in income of consolidated subsidiaries	514	704	687

Income (loss) from continuing operations	44,410	56,500	(2,651)

Discontinued operations:
Loss from operations of discontinued business	10,332	—	—
Income tax benefit	(4,133)	—	—

Loss from discontinued operations	6,199	—	—

Net income (loss)	¥38,211	¥56,500	¥(2,651)

The accompanying notes are an integral part of these statements.

DAIICHI SANKYO COMPANY, LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

For the Years Ended March 31, 2004, 2005 and 2006

	Yen
	2004	2005	2006
Per share amounts:
Continuing operations per common share
– Basic	¥101.61	¥131.54	¥(4.57)

– Diluted	101.60	131.49	(4.57)

Discontinued operations per common share
– Basic	14.18	—	—

– Diluted	14.18	—	—

Net income (loss) per common share
– Basic	87.43	131.54	(4.57)

– Diluted	87.42	131.49	(4.57)

Cash dividends	25.00	32.50	50.00

The accompanying notes are an integral part of these statements.

DAIICHI SANKYO COMPANY, LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

For the Years Ended March 31, 2004, 2005 and 2006

	Yen in millions
	Common Stock	Additional paid-in capital	Retained Earnings	Accumulated other comprehensive income	Treasury stock, at cost	Total
Balance at March 31, 2003	¥68,793	¥66,862	¥526,407	¥2,635	¥(18,463)	¥646,234
Comprehensive income:
Net income			38,211			38,211
Other comprehensive income (loss), net of tax–
Unrealized gain on securities, net of reclassification adjustment				14,443		14,443
Minimum pension liability adjustment				1,238		1,238
Foreign currency translation adjustments				(3,459)		(3,459)

Total comprehensive income						50,433

Compensatory stock options		363				363
Dividends paid			(10,983)			(10,983)
Purchase of treasury stock					(20,020)	(20,020)
Retirement of treasury stock			(18,147)		18,147	—

Balance at March 31, 2004	68,793	67,225	535,488	14,857	(20,336)	666,027

Comprehensive income:
Net income			56,500			56,500
Other comprehensive income (loss), net of tax–
Unrealized loss on securities, net of reclassification adjustment				(204)		(204)
Minimum pension liability adjustment				(529)		(529)
Foreign currency translation adjustments				567		567

Total comprehensive income						56,334

Compensatory stock options		(3)				(3)
Dividends paid			(13,959)			(13,959)
Purchase of treasury stock					(76)	(76)

Balance at March 31, 2005	¥68,793	¥67,222	¥578,029	¥14,691	¥(20,412)	¥708,323

The accompanying notes are an integral part of these statements.

DAIICHI SANKYO COMPANY, LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

(Continued)

For the Years Ended March 31, 2004, 2005 and 2006

	Yen in millions
	Common Stock	Additional paid-in capital	Retained Earnings	Accumulated other comprehensive income	Treasury stock, at cost	Total
Balance at March 31, 2005	¥68,793	¥67,222	¥578,029	¥14,691	¥(20,412)	¥708,323
Adjustment for the joint share transfer	(18,793)	765,747			(10,679)	736,275

Net loss			(2,651)			(2,651)
Other comprehensive income, net of tax–
Unrealized gain on securities, net of reclassification adjustment				26,783		26,783
Minimum pension liability adjustment				171		171
Foreign currency translation adjustments				9,118		9,118

Total comprehensive income						33,421

Compensatory stock options		(24)				(24)
Dividends paid			(21,172)			(21,172)
Purchase of treasury stock					(16,587)	(16,587)
Reissuance of treasury stock			(229)		1,178	949
Retirement of treasury stock			(35,736)		35,736	—

Balance at March 31, 2006	¥50,000	¥832,945	¥518,241	¥50,763	¥(10,764)	¥1,441,185

The accompanying notes are an integral part of these statements.

DAIICHI SANKYO COMPANY, LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended March 31, 2004, 2005 and 2006

	Yen in millions
	2004	2005	2006
Cash flows from operating activities:
Net income (loss)	¥38,211	¥56,500	¥(2,651)
Adjustments to reconcile net income (loss) to net cash provided by operating activities –
Depreciation and amortization	26,760	31,101	60,258
Acquired in-process research and development assets charged to earnings at the joint share transfer	—	—	38,059
Accrual for pension and severance costs, less payments	(7,220)	(1,816)	(1,840)
(Gain) loss on sales of property, plant and equipment, net	(2,647)	(10,023)	3,613
Gain on available-for-sale securities, net	(266)	(717)	(1,013)
Deferred income taxes	1,950	(77)	(30,906)
Changes in assets and liabilities:
Decrease in notes and accounts receivable, trade	2,949	3,151	14,596
(Increase) decrease in inventories	(2,259)	2,726	48,716
Increase (decrease) in notes and accounts payable, trade	(6,692)	3,637	(6,852)
Increase (decrease) in accrued income taxes	(7,861)	2,757	(1,993)
(Increase) decrease in other current assets	268	(1,189)	(13,982)
Increase (decrease) in other current liabilities	19,892	6,884	(1,983)
Increase in other non-current liabilities	—	—	4,995
Other	2,321	469	4,818

Net cash provided by operating activities	65,406	93,403	113,835

Cash flows from investing activities:
Additions to property, plant and equipment	(26,457)	(28,207)	(34,363)
Proceeds from sales of property, plant and equipment	4,493	15,167	7,073
Additions to intangible assets	(15,158)	(1,501)	(6,754)
Proceeds from sale of intangible assets	—	—	625
Purchase of marketable securities and other securities investments	(63,493)	(84,300)	(102,520)
Proceeds from sales and maturities of marketable securities and securities investments	59,203	81,619	110,727
Increase in time deposits	(9,604)	(7,889)	(3,477)
Decrease in time deposits	9,763	10,842	2,992
Proceeds from sales of investments in subsidiaries	—	—	1,059
Net cash acquired at the joint share transfer	—	—	84,926
Other	660	735	749

Net cash provided by (used in) investing activities	¥(40,593)	¥(13,534)	¥61,037

The accompanying notes are an integral part of these statements.

DAIICHI SANKYO COMPANY, LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

For the Years Ended March 31, 2004, 2005 and 2006

	Yen in millions
	2004	2005	2006
Cash flows from financing activities:
Proceeds from issuance of long-term debt	¥29	¥470	¥1,110
Repayments of long-term debt	(5,331)	(1,282)	(2,302)
Increase (decrease) in short-term borrowings	691	2,142	(4,916)
Purchase of treasury stock	(20,020)	(76)	(16,587)
Proceeds from sale of treasury stock on exercise of stock options	—	—	949
Dividends paid	(11,112)	(14,069)	(21,693)
Other	—	(124)	2,728

Net cash used in financing activities	(35,743)	(12,939)	(40,711)

Effect of exchange rate changes on cash and cash equivalents	(892)	(176)	3,999
Net increase (decrease) in cash and cash equivalents	(11,822)	66,754	138,160
Cash and cash equivalents at beginning of year	213,556	201,734	268,488

Cash and cash equivalents at end of year	¥201,734	¥268,488	¥406,648

Supplemental cash flow information:
Cash paid during the year for –
Income taxes	¥41,746	¥28,851	¥45,062
Interest	465	484	477

Non-cash investing and financing activities –
Capital lease agreements	¥827	¥2,021	¥1,995

Joint share transfer –
Assets acquired, including cash of ¥92,915 million	—	—	¥1,028,798
Liabilities assumed	—	—	(273,576)

Net assets acquired	—	—	755,222
Common stock issued	—	—	(747,233)

Cash consideration paid including direct acquisition costs of ¥1,253 million	—	—	¥7,989

The accompanying notes are an integral part of these statements

DAIICHI SANKYO COMPANY, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Daiichi Sankyo Company, Limited, formerly Sankyo Company, Limited (“Sankyo”), and its subsidiaries (collectively “Daiichi Sankyo” or the “Company”) are primarily engaged in the research, development, manufacturing and marketing of pharmaceuticals, which include pravastatin, an antihyperlipidemic agent, olmesartan, an antihypertensive agent, and levofloxacin, an antibacterial agent, as well as other products including food products, additives, agrochemical products and fine chemicals. Research and development activities are performed primarily in Japan, the United States, and Europe. Manufacturing operations of pharmaceuticals are located primarily in Japan and Europe. Daiichi Sankyo markets and distributes its products primarily in Japan, North America and Europe. Pravastatin (marketed as Mevalotin® in Japan) accounted for 34%, 28% and 19% of total consolidated net revenue for the years ended March 31, 2004, 2005 and 2006, respectively.

On September 28, 2005, Sankyo completed a joint share transfer with Daiichi Pharmaceutical Co., Ltd. (“Daiichi”) under which Daiichi Sankyo Company, Limited was created as the holding company of both Sankyo and Daiichi, in an effort to realize potential benefits available from combining their pharmaceutical businesses. See more details described in Note 3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Daiichi Sankyo Company, Limited and its subsidiaries in Japan maintain their accounting records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare the financial statements in conformity with accounting principles generally accepted in the respective countries of their domiciles. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These adjustments were not recorded in the statutory books of account.

(1)	Significant accounting policies:

Basis of consolidation and accounting for investments in affiliated companies —

The consolidated financial statements include the accounts of Daiichi Sankyo Company, Limited and those of its majority-owned subsidiary companies. The Company also consolidates entities in which controlling interest exist through variable interests in accordance with the Financial Accounting Standard Board (“FASB”) Interpretation (“FIN”) No. 46 (revised December 2003), “Consolidation of Variable Interest Entities - an interpretation of ARB No. 51”. The Company currently does not have any interests in variable interest entities to be consolidated.

Results of certain foreign subsidiaries are reported in the consolidated financial statements using a December 31 year-end. There have been no significant transactions with such subsidiaries during the period from January 1 to March 31. All intercompany transactions and accounts are eliminated in consolidation.

Investments in affiliated companies in which Daiichi Sankyo has significant influence, but which it does not control, are stated at cost plus equity in undistributed earnings. Consolidated net income (loss) includes Daiichi Sankyo’s equity in current earnings or losses of such companies, after elimination of unrealized intercompany profits. If the value of an investment has declined and such decline is judged to be other than temporary, the investment is written down to its fair value.

The excess of the cost over the underlying net equity of investments in consolidated subsidiaries and affiliated companies accounted for on an equity basis is allocated to identifiable assets and liabilities based on fair values at the date of acquisition. The unassigned residual value of the excess of the cost over fair value of the underlying net equity is recognized as goodwill or as part of the carrying amount of the investment as equity method goodwill.

Use of estimates —

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The more significant estimates include: allowance for doubtful accounts, sales returns, inventory obsolescence, fair value of net assets acquired in business combinations, useful life of property, plant and equipment, and intangible assets distribution and patent rights, impairment of long-lived assets, postretirement benefit costs and obligations and other than temporary losses on marketable securities.

Translation of foreign currencies —

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at exchange rates in effect at the balance sheet date and all income and expense accounts are translated using average rates during the year. The resulting translation adjustments are included as a component of accumulated other comprehensive income.

Foreign currency-denominated receivables and payables are translated at appropriate current year-end exchange rates and the resulting translation gains or losses are taken into earnings. Foreign currency transactions are translated at the applicable rates of exchange prevailing at the transaction dates.

Cash and cash equivalents —

Cash and cash equivalents include all highly liquid investments, with original maturities of three months or less when purchased, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Allowance for doubtful accounts —

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in its existing receivables. The allowance is determined based on factors including, but not limited to, the Company’s historical collection experience adjusted for the effects of current economic environment, assessment of inherent risks, aging and financial performance of debtors. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. All other balances are reviewed on a pooled basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Marketable securities —

Marketable securities consist of debt and equity securities. Debt securities and equity securities designated as available-for-sale, whose fair values are readily determinable, are carried at fair value with unrealized gains or losses included as a component of accumulated other comprehensive income, net of applicable taxes. Debt securities that are expected to be held to maturity are carried at amortized cost. Individual securities classified as either available-for-sale or held-to-maturity are reduced to net realizable value by a charge to earnings for other than temporary declines in fair value. In determining if a decline in value is other than temporary, Daiichi Sankyo considers the length of time and the extent to which the fair value has been less than the carrying value, the financial condition and prospects of the issuer and Daiichi Sankyo’s ability and intent to retain its investment in the company for a period of time sufficient to allow any anticipated recovery in market value. Realized gains and losses are determined on the average cost method and are reflected in the statement of operations.

Equity securities in non-public companies —

Equity securities in non-public companies are carried at cost as their fair value is not readily determinable. If the value of a non-public equity investment is determined to have declined and such decline is judged to be other than temporary, Daiichi Sankyo recognizes an impairment on the investment and the carrying value is reduced to its fair value through a charge to earnings. Determination of impairment is based on the consideration of such factors as operating results, business plans and estimated future cash flows. Fair value is determined through the use of such methodologies as discounted cash flows, valuation of recent transactions and comparable valuations of similar companies.

Inventories —

Inventories are valued at cost, not in excess of market, with cost being determined on an “average-cost” basis, except for the cost of finished products carried by certain subsidiary companies which is determined on a “first in, first out” (“FIFO”) basis.

Property, plant and equipment and depreciation —

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment, except for certain buildings, is primarily computed on the declining-balance method for Daiichi Sankyo Company, Limited and its Japanese subsidiaries, and on the straight-line method for foreign subsidiaries at rates based on estimated useful lives of the assets, principally, ranging from 31 years up to 50 years for buildings and from 4 years up to 7 years for machinery and equipment. Depreciation expenses for property, plant and equipment for the years ended March 31, 2004, 2005 and 2006 were ¥23,022 million, ¥25,142 million and ¥34,899 million, respectively. Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to earnings as incurred.

The Statement of Financial Accounting Standard (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations” requires full recognition of asset retirement obligations on the balance sheet from the point in time at which a legal obligation exists. The obligation is required to be measured at fair value. The carrying value of the asset or assets to which the retirement obligation relates would be increased by an amount equal to the liability recognized. This amount is included in the depreciable base of the asset and charged to income over its useful life as depreciation. Daiichi Sankyo does not have any significant asset retirement obligations. Therefore, the adoption of SFAS No. 143 did not have a material impact on Daiichi Sankyo’s results of operations and financial position.

Business combinations —

All business combinations are accounted for by the purchase method. The excess of the acquisition cost over the underlying net equity of the business acquired is allocated to identifiable assets and liabilities based on fair values at the date of acquisition. The unassigned residual value of the excess of the cost over fair value of the underlying net assets acquired is recognized as goodwill.

Goodwill and other intangible assets —

Goodwill and certain intangible assets that are determined to have an indefinite life are not amortized but are tested for impairment on an annual basis and more frequently between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. Daiichi Sankyo has selected the second quarter of the fiscal year to perform an annual impairment test for goodwill. Fair value for those assets is generally determined using a discounted cash flow analysis.

Long-lived assets —

Daiichi Sankyo periodically reviews the carrying value of its long-lived assets held and used, other than goodwill and intangible assets with indefinite lives, and assets to be disposed of, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Long-lived assets to be held and used are reviewed for impairment by comparing the carrying value of the assets with their estimated future undiscounted cash flows. If it is determined that an impairment loss has occurred, the loss would be recognized during the period. The impairment loss would be calculated as the difference between asset carrying value and the present value of estimated net cash flows or comparable market values, giving consideration to recent operating performance. Long-lived assets that are to be disposed of other than by sale are considered held and used until they are disposed of. Long-lived assets that are to be disposed of by sale are reported at the lower of their carrying value or fair value less cost to sell. Reductions in carrying value are recognized in the period in which the long-lived assets are classified as held for sale.

Environmental liabilities —

Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies.

Derivative financial instruments —

Daiichi Sankyo employs derivative financial instruments, including forward foreign currency exchange contracts and interest rate swap agreements, to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. Daiichi Sankyo does not use derivatives for speculation or trading purposes. Daiichi Sankyo recognizes all derivative instruments as assets or liabilities in the balance sheet and measures them at fair value. Daiichi Sankyo has not designated any of its derivatives as hedging instruments. Accordingly, changes in the fair value of derivatives are recorded each period in current earnings.

Revenue recognition —

Revenue from sales of pharmaceutical and other products is recognized upon delivery, which is considered to have occurred when the customer has taken risk and reward of ownership of the delivered products. In the case of arrangements where title to delivered products passes to distributors, but the substance of the transaction is that of a consignment, Daiichi Sankyo recognizes revenue when distributors sell the products to end users. In the case of sales made to a buyer where the price is not considered fixed or determinable or cash collection is not reasonably assured at the time of delivery, Daiichi Sankyo recognizes revenue when cash is collected from customers. Provisions for rebates, sales incentives, product returns and discounts to customers are provided for as reductions in determining net sales in the same period the related sales are recognized based on the conditions agreed with the customers.

Milestone payments received for the rights to distribute pharmaceutical products developed by Daiichi Sankyo are deferred and recognized as revenue over the terms of the distribution agreements beginning on the product launch date.

Research and development costs —

Research and development (“R&D”) costs are expensed as incurred. These expenses include the costs of Daiichi Sankyo’s proprietary R&D efforts as well as costs incurred in connection with Daiichi Sankyo’s third-party collaboration efforts. Costs incurred including milestone payments made by Daiichi Sankyo in connection with third party collaboration efforts prior to regulatory approval are expensed as incurred. The costs incurred after obtaining regulatory approval are recorded as other intangible assets.

Shipping and handling costs —

Shipping and handling, warehousing and internal transfer costs for finished goods are included in selling and marketing expenses. Shipping and handling costs were ¥6,742 million, ¥7,197 million and ¥8,253 million for the years ended March 31, 2004, 2005 and 2006, respectively.

Advertising expenses —

Advertising costs are expensed as incurred, and are included in selling, general and administrative expenses. Advertising costs were ¥14,561 million, ¥14,008 million and ¥13,815 million for the years ended March 31, 2004, 2005 and 2006, respectively.

Income taxes —

The provision for income taxes is computed based on the pretax income included in the consolidated statements of operations. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Net income (loss) per share —

Basic net income (loss) per common share is calculated by dividing net income (loss) by the weighted-average number of shares outstanding during the reported period. The calculation of diluted net income (loss) per common share is similar to the calculation of basic net income (loss) per share, except that the weighted-average number of shares outstanding includes the additional dilution from the assumed exercise of dilutive stock options.

Stock-based compensation —

Daiichi Sankyo has continued to account for stock-based compensation plans under the recognition and measurements principles of the Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Daiichi Sankyo records compensation expenses for its stock option plans using variable plan accounting. Pursuant to SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”, the following table illustrates the effect on net income (loss) and earnings per share had the Company applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” to its stock-based employee compensation. See Note 14 to the consolidated financial statements for weighted-average assumptions used in the stock option pricing model.

	Yen in millions
	For the year ended March 31
	2004	2005	2006
Income (loss) from continuing operations:
As reported	¥44,410	¥56,500	¥(2,651)
Add: Total stock-based compensation expense (income) recorded in net income (loss) from continuing operations	363	(3)	(24)
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(104)	(214)	—

Pro forma	¥44,669	¥56,283	¥(2,675)

Net income (loss):
As reported	¥38,211	¥56,500	¥(2,651)
Add: Total stock-based compensation expense (income) recorded in net income (loss)	363	(3)	(24)
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(104)	(214)	—

Pro forma	¥38,470	¥56,283	¥(2,675)

Per share amounts:
Income (loss) from continuing operations
— Basic	As reported	¥101.61	¥131.54	¥(4.57)
	Pro forma	102.20	131.04	(4.61)
— Diluted	As reported	¥101.60	¥131.49	¥(4.57)
	Pro forma	102.19	130.99	(4.61)
Net income (loss)
— Basic	As reported	¥87.43	¥131.54	¥(4.57)
	Pro forma	88.02	131.04	(4.61)
— Diluted	As reported	¥87.42	¥131.49	¥(4.57)
	Pro forma	88.01	130.99	(4.61)

(2)	Recent accounting pronouncements:

Accounting for share-based payment —

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment”. This statement requires the use of the fair value-based method of accounting for stock-based compensation and eliminates the alternative use of the intrinsic value method prescribed by APB No. 25. With limited exceptions, SFAS No. 123 (revised 2004) requires that the grant-date fair value of share-based payments be expensed over the period the service is received. Daiichi Sankyo has accounted for its stock-based compensation in accordance with the provisions prescribed by APB No. 25 and its related interpretations and has disclosed the net effect on net income and net income per share for the years ended March 31, 2004, 2005 and 2006, assuming Daiichi Sankyo had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation as described above in (1) Significant accounting policies – Stock-based compensation. This statement shall be effective as of the beginning of the first annual reporting period that begins after June 15, 2005. The adoption of SFAS No. 123 (revised 2004) is not expected to have a material impact on Daiichi Sankyo’s results of operations and financial position.

Inventory cost —

In December 2004, the FASB issued SFAS No. 151, “Inventory Costs”. This statement amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. The provisions of this statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 is not expected to have a material impact on Daiichi Sankyo’s results of operations and financial position.

Accounting for exchanges of nonmonetary assets —

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—an amendment of APB No. 29”. This statement addresses financial accounting and reporting for exchange transactions of nonmonetary assets on a fair value basis. This statement shall be effective for nonmonetary asset exchanges that have occurred in the fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material impact on Daiichi Sankyo’s results of operations and financial position.

Derivative instruments and hedging activities —

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and No. 140”. This statement permits an entity to elect fair value remeasurement for any hybrid financial instrument (with changes in fair value recognized in earnings) if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under SFAS No. 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. The statement will be effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of an entity’s fiscal years beginning after September 15, 2006, with earlier adoption permitted as of the beginning of fiscal year, provided that financial statements for any interim period of that fiscal year have not been issued. The adoption of SFAS No. 155 is not expected to have a material impact on Daiichi Sankyo’s results of operations and financial position.

Uncertainty in income taxes —

In July 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes”. FIN No. 48 establishes the threshold for recognizing the benefits of tax-return positions in the consolidated financial statements as “more-like-than-not” to be sustained by the taxing authority, and prescribes a measurement methodology for those positions meeting the recognition threshold. FIN No. 48 is effective the fiscal year beginning after December 15, 2006. The Company is currently evaluating the effect that the adoption of FIN No. 48 will have on the Company’s consolidated financial position and results of operations.

(3)	Reclassifications:

Certain amounts in the consolidated financial statements for the years ended March 31, 2004 and 2005 have been reclassified to conform to the 2006 presentations.

3. ACQUISITIONS OF BUSINESS

Integration with Daiichi Pharmaceutical Co., Ltd -

On May 13, 2005, the board of directors of Sankyo approved the terms and conditions of a proposed joint share transfer with Daiichi. In June 2005, the shareholders of both Sankyo and Daiichi approved the establishment of Daiichi Sankyo as the holding company of Daiichi and Sankyo through the joint stock transfer on September 28, 2005.

Daiichi, a research-based pharmaceutical company, was originally incorporated under the laws of Japan in 1915 as Arsemin Shokai, and was renamed Daiichi in 1918. Daiichi and its subsidiaries develop, manufacture, and market a variety of health related products on a global basis.

Upon completion of the joint share transfer, Daiichi and Sankyo combined their management under a single holding company in an effort to realize the potential benefits available from combining their pharmaceutical businesses. The overriding goal of the companies is to achieve a critical mass in terms of scale of operations to enable the combined entity to compete in the major global pharmaceutical markets.

Daiichi Sankyo accounted for the joint share transfer under the purchase method of accounting in accordance with SFAS No. 141, “Business Combinations”. The exchange ratios of 1.159 Daiichi Sankyo shares for each share of common stock of Daiichi and of one Daiichi Sankyo share for each share of common stock of Sankyo was set forth in the joint share transfer agreement. Upon consummation of the joint share transfer on September 28, 2005, former Daiichi shareholders owned approximately 42.0% and former shareholders of Sankyo owned approximately 58.0% of Daiichi Sankyo. Based on these ownership percentages, Sankyo was determined to be the acquirer for financial reporting purposes. Under the purchase method of accounting, the acquisition cost of Daiichi has been allocated to the tangible and intangible net assets of Daiichi based on their fair value, while Sankyo’s assets and liabilities have been recorded on a carry-over basis. The amount of the acquisition cost in excess of the estimated fair value of the net assets acquired of ¥15,972 million was recorded as goodwill. Management of Daiichi Sankyo believes that the potential benefits resulting from the integration of the two companies’ Pharmaceuticals segments contributed to the acquisition cost that resulted in recognition of goodwill. The reported financial position and results of operations of Daiichi Sankyo as of and for the year ended March 31, 2006 reflected Daiichi’s balances and results of operations from the date of the acquisition, in addition to Sankyo’s balances and results of operations for the full year ended March 31, 2006.

The acquisition cost of Daiichi on September 28, 2005 is determined as follows:

Number of shares of Daiichi common stock outstanding as of September 28, 2005, excluding treasury shares (in thousands)	269,420
Exchange ratio	1.159

312,258

	(Yen)	(In millions of yen)
Multiplied by the average market price of Sankyo’s stock for the period beginning two days before and ending two days after February 25, 2005, the date of the announcement of the joint share transfer	¥2,393	¥747,233

Cash payments to Daiichi shareholders in lieu of interim dividends for the six-month period ended September 30, 2005		6,736
Direct acquisition costs		1,253

Purchase price		¥755,222

The following table summarizes the September 28, 2005 condensed balance sheet of Daiichi, as adjusted to give effect to the purchase method accounting adjustments:

As of September 28, 2005

(In millions of yen)
Current assets	¥334,742
Property, plant and equipment	151,487
Intangible assets	385,446
Goodwill	15,972
Other assets	141,151

Total assets acquired	1,028,798

Current liabilities	(90,919)
Long-term debt	(2,220)
Accrued pension and severance costs	(8,318)
Deferred income taxes and other	(171,669)

Total liabilities assumed	(273,126)

Minority interest	(450)

Net assets acquired	¥755,222

Included in ¥385,446 million of acquired intangible assets were ¥60,232 million of completed technology, ¥142,366 million of patents and ¥144,789 million of other intangible assets such as distribution rights. The amount also included ¥38,059 million of acquired in-process research and development costs that were written off upon consummation of the acquisition and charged to earnings as “Research and development expenses” in accordance with the FASB Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method”. Acquired in-process research and development costs are defined as those projects for which the related products have not received regulatory approval and have no alternative future use. Determining the portion of the purchase price allocated to in-process research and development costs and other intangible assets requires the Company to make significant estimates. The amount of the purchase price allocated to these assets is determined by estimating the future cash flows of each project or technology and discounting the net cash flows back to their present values. The discount rate used is determined at the time of acquisition in accordance with accepted valuation methods. For in-process research and development costs, these methodologies include consideration of the risk of the project not achieving commercial feasibility. Amortization expenses of the recognized other intangible assets are calculated on a straight-line basis over their various average estimated useful lives, 7.6 years for completed technology, 7.1 years for patents, and 11.6 years for distribution rights with no significant residual value. Other than goodwill, there are no intangible assets not subject to amortization. All of the goodwill arising from the joint share transfer has been allocated to the Pharmaceuticals segment. The goodwill is non-deductible for tax purposes, except for the amount attributable to the direct acquisition costs of ¥1,253 million, which is tax deductible for Sankyo.

The assumed current liabilities included certain costs related to the integration of Daiichi’s U.S. operations in the amount of ¥4,171 million, which consisted of 1) one-time involuntary termination benefits of ¥1,656 million, and 2) contract termination costs of ¥2,515 million.

The following is supplementary pro forma information of results of operations as though the joint share transfer had occurred at the beginning of the respective years:

	Pro Forma (Unaudited)
	Yen in millions, except for per share data
	Year ended March 31
	2005	2006
Net revenue	¥916,622	¥924,804
Net income	5,286	7,566
Net income per share
- Basic	¥7.19	¥10.35
- Diluted	7.19	10.35

The pro forma condensed consolidated financial information presented above does not purport to represent what the Company’s results of operations actually would have been if the joint share transfer had in fact occurred on such dates. The pro forma adjustments are based upon available information and upon certain assumptions that management believes are reasonable. The effects of the write-off of acquired in-process research and development costs of ¥38,059 million and increased cost of sales as a result of fair-value adjustment to inventories of ¥41,377 million are reflected in the supplementary pro forma information of results of operations for each of the years ended March 31, 2005 and 2006.

Acquisition of Laboratoires Pharmaceutiquies FORNET S.A.S. -

In November 2002, Sankyo Pharma GmbH, a wholly owned subsidiary renamed Daiichi Sankyo Europe GmbH on July 1, 2006, acquired 100 percent of the outstanding common shares of Laboratoires Pharmaceutiquies FORNET S.A.S. and two of its affiliated companies (hereinafter collectively referred to as “Fornet”). The results of Fornet’s operations have been included in the consolidated financial statements of Daiichi Sankyo since the date of acquisition. Fornet was a distributor of certain branded generic products in France, and after the acquisition, became a distributor of Daiichi Sankyo products. In 2004 upon obtaining local government approval, Daiichi Sankyo was able to begin penetrating a new market in Europe.

The aggregate purchase price, fully paid in cash, was €30,274 thousand which was translated into Japanese yen and reflected in the consolidated financial statements as ¥3,672 million, out of which ¥1,971 million was to settle liabilities assumed. The purchase agreement contained a contingent payment clause based upon the performance of certain product sales through 2007. Under this clause, during the years ended March 31, 2005 and 2006, additional payments were made and resulted in increases in goodwill of ¥85 million and ¥97 million, respectively.

4. INVENTORIES

Inventories comprised the following:

	Yen in millions
	March 31
	2005	2006
Finished products	¥46,720	¥64,232
Work in process	30,807	33,420
Raw materials and supplies	17,428	25,502

	¥94,955	¥123,154

Finished goods included inventories consigned to others totaling ¥5,787 million and ¥2,539 million at March 31, 2005 and 2006, respectively.

5. ALLOWANCES

An analysis of activity within the allowance for doubtful accounts relating to trade notes and accounts receivable, within accruals for product returns, and within accruals for customer rebates and incentives for the years ended March 31, 2004, 2005 and 2006 is as follows:

Information related to the Company’s allowance for doubtful accounts was as follows:

	Yen in millions
	March 31
	2004	2005	2006
Allowance for doubtful accounts at beginning of year	¥927	¥884	¥224
Assumption at the joint share transfer	—	—	43
Provision for doubtful accounts	16	(637)	633
Write-offs	(5)	(16)	(101)
Translation adjustments and other	(54)	(7)	(267)

Allowance for doubtful accounts at end of year	¥884	¥224	¥532

Information related to the Company’s accrual for product returns, which is included in other payables and accrued expenses, was as follows:

	Yen in millions
	March 31
	2004	2005	2006
Accrual for product return at beginning of year	¥4,965	¥4,642	¥5,886
Assumption at the joint share transfer	—	—	2,561
Provision for product returns	4,079	4,437	1,061
Balances utilized and other	(4,402)	(3,193)	(2,951)

Accrual for product return at end of year	¥4,642	¥5,886	¥6,557

Information related to the Company’s accrual for rebates and incentives, which is included in other payables and accrued expenses, was as follows:

	Yen in millions
	March 31
	2004	2005	2006
Accrual for rebates and incentives at beginning of year	¥5,478	¥5,618	¥6,807
Assumption at the joint share transfer	—	—	1,488
Provision for rebates and incentives	58,999	61,659	85,734
Balances utilized and other	(58,859)	(60,470)	(82,034)

Accrual for rebates and incentives at end of year	¥5,618	¥6,807	¥11,995

6. RELATED PARTY TRANSACTIONS

At March 31, 2005 and 2006, Daiichi Sankyo held investments in the equity-method affiliates as follows:

	Description of business	Acquisition date	Ownership %
Sanofi Pasteur-Daiichi Vaccines Co., Ltd. (“SP-D VAC”)	R&D of pharmaceuticals	April 1987(*)	50.0%
Sanofi Aventis Daiichi Pharmaceuticals Co., Ltd. (“SDC”)	R&D of pharmaceuticals	October 1989(*)	49.0%
Tokyo Iyaku Shiki Co., Ltd.	Manufacture of pharmaceutical packaging materials	April 1943(*)	30.9%
Nishimura Shiki Co., Ltd..	Manufacture of pharmaceutical packaging materials	January 1952(*)	30.8%
Hitachi Pharma Evolutions., Ltd.	Operation, maintenance and development of computer information system and instruments	July 2005	49.0%
Fuji Sangyo Co., Ltd.	Nonlife insurance agent business	January 1972(*)	50.0%
UNI-Sankyo Ltd.	Manufacture and sales of pharmaceuticals	December 1969	40.0%
Tokyo Yakugyo Kaikan Co., Ltd.	Real estate lessor	July 1959	42.1%
Bristol Myers-Squibb Sankyo Pharmaceuticals Company., LTD. (March 31, 2005 only	Development, manufacture and sale of pharmaceuticals	January 1983	50.0%

Note (*): The acquisition dates for SP-D VAC, SDC, Tokyo Iyaku Shiki Co., Ltd., Nishimura Shiki Co., Ltd., and Fuji Sangyo Co., Ltd. indicate the dates they were originally acquired by Daiichi and its subsidiaries.

Account balances and transactions with affiliated companies accounted for under the equity-method are presented below:

	Yen in millions
	March 31
	2005	2006
Accounts payable, trade	¥—	¥65

Other – Investments and advances	¥—	¥2,775

	Yen in millions
	Year ended March 31
	2004	2005	2006
Sales	¥2,909	¥93	¥—

Purchases	¥3	¥3	¥356

Selling, general and administrative	¥—	¥—	¥195

Other income (expense), net ,	¥—	¥—	¥209

In addition to the above, at March 31, 2006, contingent liabilities for guarantees of loans of affiliated companies amounted to approximately ¥350 million. (This ¥350 million is included in the amount of contingent liabilities for guarantees of loans of Daiichi Sankyo’s investees discussed in Note 19.)

Equity in earnings (losses) of affiliates, included in other income (expense), net, for the years ended March 31, 2004, 2005 and 2006, were ¥(69) million, ¥(153) million and ¥66 million, respectively.

Dividends from affiliated companies accounted for under the equity-method for the years ended March 31, 2004, 2005 and 2006 were ¥14 million, ¥8 million and ¥14 million, respectively.

7. MARKETABLE SECURITIES AND OTHER SECURITIES INVESTMENTS

Marketable securities and other securities investments as of March 31, 2005 and 2006 were as follows:

	Yen in millions
	March 31
	2005	2006
Current:
Available-for-sale securities	¥—	¥4,481
Held-to-maturity securities	55,785	116,027

Short-term investment securities	¥55,785	¥120,508

Noncurrent:
Available-for-sale securities	¥68,647	¥171,715
Held-to-maturity securities	27,531	54,620
Other securities	13,035	31,206

Long-term investment securities	¥109,213	¥257,541

Marketable securities and other securities investments both current and long-term include debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities were as follows:

	Yen in millions
	March 31, 2005				March 31, 2006
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Debt securities	¥—	¥—	¥—	¥—	¥1,173	¥54	¥—	¥1,227
Equity securities	20,933	47,715	(1)	68,647	83,189	91,922	(142)	174,969

Held-to-maturity
Securities	83,316	145	(13)	83,448	170,647	67	(258)	170,456

Total	¥104,249	¥47,860	¥(14)	¥152,095	¥255,009	¥92,043	¥(400)	¥346,652

Maturities of debt securities classified as available-for-sale and held-to-maturity were as follows at March 31, 2006:

	Yen in millions
	Available-for-sale		Held-to-maturity
	Cost	Fair value	Cost	Fair value
Due within one year	¥—	¥—	¥116,027	¥116,040
Due after one through five years	1,173	1,227	43,871	43,660
Due after five through ten years	—	—	10,749	10,756

Total	¥1,173	¥1,227	¥170,647	¥170,456

Proceeds from sales of available-for-sale securities were ¥2,151 million, ¥1,184 million and ¥916 million for the years ended March 31, 2004, 2005 and 2006, respectively. Gross realized gains were ¥821 million, ¥984 million and ¥1,970 million and gross realized losses were ¥81 million, ¥10 million and ¥0 million for the years ended March 31, 2004, 2005 and 2006, respectively.

Certain investments, included in marketable securities and other securities investments, with aggregate carrying amounts of ¥13,035 million and ¥31,206 million at March 31, 2005 and 2006, respectively, consisted of investments in equity securities of non-public companies. These investments are recorded at cost. The Company did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of the investments and the Company determined that it is not reasonably practicable to estimate the fair value of such investments.

The following table presents the gross unrealized losses on, and fair value of, Daiichi Sankyo’s investment securities with unrealized losses, aggregated by investment category and the length of time that individual investment securities have been in a continuous unrealized loss position, at March 31, 2006.

	Yen in millions
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
Equity securities	¥3,643	¥(142)	¥—	¥—	¥3,643	¥(142)

Held-to-maturity
Securities	51,276	(258)	—	—	51,276	(258)

Total	¥54,919	¥(400)	¥—	¥—	¥54,919	¥(400)

In evaluating the factors for available-for-sale securities whose fair values are readily determinable, Daiichi Sankyo presumes a decline in value to be other-than-temporary if the fair value of the security is below its original cost for an extended period of time (generally a period of up to six months). This criterion is employed as a threshold to identify securities which may have a decline in value that is other-than-temporary. The presumption of an other-than-temporary impairment in such cases may be overcome if there is evidence that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, there may be cases where impairment losses are recognized when such decline has not existed for an extended period of time, as a result of considering specific factors which may indicate the decline in the fair value is other-than-temporary.

At March 31, 2006, Daiichi Sankyo determined that the decline in value of securities with unrealized losses shown in the above table was temporary in nature.

8. LEASED ASSETS

Daiichi Sankyo leases certain assets under capital lease and operating lease agreements. An analysis of leased assets under capital leases is as follows:

	Yen in millions
	March 31
Class of property	2005	2006
Machinery and equipment	¥11,749	¥12,697
Other leased assets	35	466
Accumulated amortization	(7,674)	(5,927)

	¥4,110	¥7,236

Amortization expenses under capital leases for the years ended March 31, 2004, 2005 and 2006 were ¥2,535 million, ¥2,479 million and ¥2,754 million, respectively.

The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2006:

Yen in millions
Year ending March 31:
2007	¥3,154
2008	3,811
2009	830
2010	408
2011	134
Later years	42

Total minimum lease payments	8,379
Less – Amount representing estimated executory costs	879

Net minimum lease payments	7,500
Less – Amount representing interest	132

Present value of net minimum lease payments	7,368
Less – Current obligations	2,746

Long-term capital lease obligations	¥4,622

Expenses under operating leases for premises and machinery and equipment for the years ended March 31, 2004, 2005 and 2006 were ¥4,957 million, ¥5,187 million and ¥11,116 million, respectively. The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2006 were as follows:

Yen in millions
Year ending March 31:
2007	¥2,662
2008	2,521
2009	1,872
2010	1,656
2011	1,625
Later years	2,785

Total minimum future rentals	¥13,121

9. GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets, other than those with indefinite lives, are amortized on a straight-line basis over their estimated useful lives. The weighted average amortization periods for acquired patent rights, distribution rights, completed technology and software are seven years, eleven years, eight years and five years, respectively.

Intangible assets subject to amortization comprised the following:

	Yen in millions
	March 31
	2005		2006
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Software for internal use	¥13,062	¥(4,758)	¥21,929	¥(9,175)
Distribution rights	20,176	(3,959)	161,712	(14,714)
Completed technology	—	—	60,232	(1,085)
Patent rights and others	6,574	(4,000)	146,453	(12,525)

Total	¥39,812	¥(12,717)	¥390,326	¥(37,499)

The Company does not have other intangible assets not subject to amortization.

The aggregate amortization expenses for intangible assets for the years ended March 31, 2004, 2005 and 2006 were ¥3,738 million, ¥5,959 million and ¥25,359 million, respectively. The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

Yen in millions
Year ending March 31:
2007	¥45,059
2008	40,735
2009	39,745
2010	37,415
2011	36,054

The changes in the carrying amount of goodwill related to the Pharmaceuticals segment for the years ended March 31, 2004, 2005 and 2006 were as follows:

Yen in millions
Pharmaceuticals
Balance at March 31, 2003	¥2,752
Translation adjustments	113

Balance at March 31, 2004	2,865

Contingent consideration paid	85
Translation adjustments	100

Balance at March 31, 2005	3,050

Acquisition of Daiichi	15,972
Contingent consideration paid	97
Translation adjustments	(46)

Balance at March 31, 2006	¥19,073

During the years ended March 31, 2004, 2005 and 2006, Daiichi Sankyo performed the annual impairment tests for goodwill and recorded no impairment losses. The fair value of the relevant reporting unit is estimated principally using the present value of expected future cash flows.

10. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings comprise the following:

	Yen in millions
	March 31
	2005	2006
Secured loans, principally from banks:
with weighted-average interest rate of 0.76%	¥2,812	¥—
with weighted-average interest rate of 0.67%	—	50
Unsecured loans, principally from banks:
with weighted-average interest rate of 0.82%	12,756	—
with weighted-average interest rate of 0.74%	—	12,600
Guarantee deposits received
with weighted-average interest rate of 2.45%	3,740	—
with weighted-average interest rate of 2.44%	—	3,725

	¥19,308	¥16,375

At March 31, 2005 and 2006, Daiichi Sankyo had unused committed lines of credit amounting to ¥72,643 million and ¥103,753 million, respectively. Such credit lines are subject to commitment fees. The aggregate commitment fees paid for the credit lines for the years ended March 31, 2005 and 2006 were ¥43 million and ¥40 million, respectively.

Long-term debt comprised the following:

	Yen in millions
	March 31
	2005	2006
Secured loans, representing obligations principally to banks:
Due 2005 to 2019 with interest ranging from 0.71% to 4.35% per annum	¥1,124	¥—
Due 2006 to 2019 with interest ranging from 1.14% to 4.35% per annum	—	1,732
Unsecured loans, representing obligations principally to banks:
Due 2005 to 2013 with interest ranging from 1.10% to 2.25% per annum	3,380	—
Due 2006 to 2014 with interest ranging from 1.19% to 1.78% per annum	—	2,541
Capital lease obligations:
Due 2005 to 2011 with interest ranging from 0.5% to 1.9% per annum	4,261	—
Due 2006 to 2016 with interest ranging from 0.3% to 3.95% per annum	—	7,368

	8,765	11,641
Less – Portion due within one year	2,866	3,645

	¥5,899	¥7,996

At March 31, 2006, property, plant and equipment with a book value of ¥5,545 million, and securities with a book value of ¥766 million were pledged as collateral for short-term borrowings and long-term secured loans, representing obligations principally to banks.

Annual maturities on long-term debt and capital lease obligations during the next five years and thereafter were as follows:

Yen in millions
Year ending March 31:
2007	¥3,645
2008	4,036
2009	1,453
2010	924
2011	647
Later years	936

¥11,641

As is customary in Japan, both short-term and long-term bank loans were made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank.

11. RESTRUCTURING CHARGES AND ASSET IMPAIRMENTS

As part of its effort to improve the performance of the various businesses, Daiichi Sankyo has undertaken a number of restructuring initiatives within the Pharmaceuticals and Other business segments. For the years ended March 31, 2004, 2005 and 2006, Daiichi Sankyo recorded total restructuring charges of ¥3,444 million, ¥2,151 million and ¥2,570 million, respectively.

Pharmaceuticals segment

In an effort to improve the performance of the Pharmaceuticals segment, Daiichi Sankyo has undergone a number of restructuring efforts to reduce its operating costs. For the years ended March 31, 2004, 2005 and 2006, Daiichi Sankyo recorded total restructuring charges of ¥3,059 million, ¥1,343 million and ¥2,221 million, respectively, within the Pharmaceuticals segment. Significant restructuring activities were as follows:

Closing of Mishima plant —

For the purpose of building up health care production equipment at its Hiratsuka plant in Japan, Daiichi Sankyo made a decision in the third quarter of the year ended March 31, 2001 to integrate its health care production equipment into the Hiratsuka plant and close its Mishima plant, a health care plant, in Japan.

During the year ended March 31, 2004, Daiichi Sankyo recorded net restructuring charges totaling ¥78 million, which represents disposal costs of equipment and is included in selling, general and administrative expenses. This restructuring program was completed during the year ended March 31, 2004.

Sale of Taiwan plant —

Under a reorganization plan for its Taiwan operations, Daiichi Sankyo entered into a memorandum of understanding in January 2005 regarding the sale of its Taiwan plant. The Taiwan plant assets were classified as assets to be sold, and impairment losses on the plant assets amounting to ¥1,060 million were recorded during the year ended March 31, 2005. During the year ended March 31, 2006, the Taiwan plant was transferred to a subsidiary through a corporate split transaction, and in July 2005, the Company sold all of its shares in that subsidiary with a realized loss of ¥461 million that was included in selling, general and administrative expenses in the consolidated statements of operations. This reorganization plan was completed during the year ended March 31, 2006.

Integration of Daiichi’s U.S. operations —

In connection with the integration of Sankyo and Daiichi, Daiichi Sankyo’s U.S. operations were integrated, as Sankyo Pharma Inc., a wholly owned subsidiary of Sankyo, merged with Daiichi Pharma Holdings Inc., Daiichi Pharmaceutical Corporation, and Daiichi Medical Research Inc., wholly owned subsidiaries of Daiichi, effective March 31, 2006. Prior to the merger, for the year ended March 31, 2006, certain costs amounting to ¥4,171 million were accrued as assumed liabilities from Daiichi, consisting of 1) one-time involuntary termination benefits of ¥1,656 million and 2) contract termination costs of ¥2,515 million. In addition, Daiichi’s subsidiaries recognized one-time retention bonus of ¥1,441 million to certain eligible employees as well as other expenses, such as promotional expenses and legal expenses, amounting to ¥234 million. The remaining accrued balance will be paid or settled during the year ending March 31, 2007.

Early retirement programs —

In addition to the restructuring efforts discussed above, Daiichi Sankyo has undergone several headcount reduction programs to further reduce operating costs in the Pharmaceuticals segment. As a result of these programs, Daiichi Sankyo recorded restructuring charges totaling ¥2,981 million, ¥283 million and ¥85 million for the years ended March 31, 2004, 2005 and 2006, respectively, and these charges were included in selling, general and administrative expense in the accompanying consolidated statements of operations. These staff reductions were primarily achieved through the implementation of voluntary early retirement programs. The Company had no remaining liability balance at March 31, 2006.

Other segment

For the years ended March 31, 2004, 2005 and 2006, Daiichi Sankyo recorded total restructuring charges of ¥385 million, ¥808 million and ¥349 million, respectively, within the Other segment. Significant restructuring activities are the following:

Closing of Tanashi plant—

Due to stagnation in demand in the yeast market, Daiichi Sankyo made a decision in the second quarter of the year ended March 31, 2001, to enter into an alliance with the Oriental Yeast Co., Ltd., and close the Tanashi yeast plant in Japan.

During the year ended March 31, 2004, Daiichi Sankyo recorded net restructuring charges totaling ¥384 million, which represents disposal costs of equipment, and is included in selling, general and administrative expenses. This restructuring program was completed by the end of the year ended March 31, 2004.

Closing of Yasugawa plant—

As part of the restructuring of its non-pharmaceutical businesses, Daiichi Sankyo made a decision during the year ended March 31, 2002, to transfer the agrichemicals production capacity of its Yasugawa plant to other subsidiaries and close the Yasugawa plant in Japan on March 31, 2003.

During the year ended March 31, 2004, Daiichi Sankyo recorded net restructuring charges totaling ¥1 million of disposal costs of equipment. This restructuring program was completed by March 31, 2004.

Closing of Meguro plant —

For the purpose of reinforcing its production capacity, Daiichi Sankyo constructed a new plant in Shizuoka, Japan and made a decision in the third quarter of the year ended March 31, 2004 to transfer the production capacity of its Meguro plant to the Shizuoka plant and close the Meguro plant in Japan. During the year ended March 31, 2005, Daiichi Sankyo recorded restructuring charges totaling ¥585 million, which consisted of employee termination costs of ¥286 million and transfer costs of ¥299 million. These charges were all recorded in cost of sales in the consolidated statements of operations. This restructuring program was completed during the end of the year ended March 31, 2005.

Closing of Tokyo plant —

Due to stagnation in demand in the foods market, Daiichi Sankyo made a decision in the second quarter of the year ended March 31, 2005, to reorganize its plants and close its Wakodo Co., Ltd. Tokyo plant in Japan. During the year ended March 31, 2005, Daiichi Sankyo recorded restructuring charges totaling ¥223 million, which consisted of accelerated depreciation of equipment of ¥196 million, due to shortening the remaining useful lives of that equipment, and employee termination benefits of ¥27 million. During the year ended March 31, 2006, Daiichi Sankyo recorded restructuring charges totaling ¥320 million, which primarily consisted of disposal loss on property, plant and equipment. These charges were recorded in cost of sales in the consolidated statements of operations. As discussed in Note 22, in May 2006, Daiichi Sankyo tendered all of its shares in its consolidated subsidiary Wakodo Co., Ltd. in response to a tender offer by Asahi Breweries, Ltd.

Sales of non-pharmaceutical businesses –

In order to concentrate on its pharmaceutical businesses, Daiichi Sankyo plans to sell the remaining non-pharmaceutical business by around the end of March 2007 and has begun to evaluate various alternatives toward this goal. Daiichi Sankyo recorded restructuring charges, such as professional advisory fees related to sales of the subsidiaries’ shares, totaling ¥345 million. As of March 31, 2006, Daiichi Sankyo had not committed to any specific plans for sale of its subsidiaries and equity-method investees.

The following table displays accrued restructuring charges recorded for the years ended March 31, 2004, 2005 and 2006.

	Yen in millions
	Employee termination benefits	Non-cash write- downs and disposals	Other associated costs	Total
Balance at March 31, 2003	¥156	¥—	¥44	¥200
Restructuring costs	2,981	—	463	3,444
Non-cash charges	—	—	—	—
Cash payments	(1,727)	—	(369)	(2,096)

Balance at March 31, 2004	1,410	—	138	1,548
Restructuring costs	596	1,060	495	2,151
Non-cash charges	—	(1,060)	(196)	(1,256)
Cash payments	(1,936)	—	(437)	(2,373)

Balance at March 31, 2005	70	—	—	70
Assumptions at the joint share transfer	1,656	—	2,515	4,171
Restructuring costs	89	461	2,020	2,570
Non-cash charges	—	(461)	—	(461)
Cash payments	(525)	—	(2,971)	(3,496)
Translation adjustments	38	—	117	155

Balance at March 31, 2006	¥1,328	¥—	¥1,681	¥3,009

12. INCOME TAXES

Income (loss) before income taxes and income tax expense (benefit) from continuing operations comprised the following:

	Yen in millions
	Year ended March 31
	2004	2005	2006
Income (loss) before income taxes:
Daiichi Sankyo Company, Limited and subsidiaries in Japan	¥86,281	¥72,251	¥(19,815)
Foreign subsidiaries	(960)	17,455	31,769

	¥85,321	¥89,706	¥11,954

Income tax expense (benefit) - current:
Daiichi Sankyo Company, Limited and subsidiaries in Japan	¥32,904	¥32,007	¥37,480
Foreign subsidiaries	5,543	572	7,344

	¥38,447	¥32,579	¥44,824

Income tax expense (benefit) - deferred:
Daiichi Sankyo Company, Limited and subsidiaries in Japan	¥2,575	¥(182)	¥(26,039)
Foreign subsidiaries	(625)	105	(4,867)

	¥1,950	¥(77)	¥(30,906)

Daiichi Sankyo is subject to a number of different income taxes, which, in the aggregate, resulted in a statutory tax rate in Japan of approximately 41.9% for the year ended March 31, 2004 and 40.6% for the years ended March 31, 2005 and 2006.

For the year ended March 31, 2005, a new size-based enterprise tax was introduced in place of the previous enterprise tax. The newly enacted rate was used in calculating the future expected tax effects of temporary differences as of March 31, 2004. The effect of the changes in the tax rates on the balance of deferred tax assets and liabilities was insignificant.

A reconciliation of the differences between the statutory tax rate and the effective income tax rate from continuing operations is as follows:

	Year ended March 31
	2004	2005	2006
Statutory tax rate	41.9%	40.6%	40.6%

Increase (reduction) in taxes resulting from:
Tax credits on IT investments	(1.5)	(0.3)	(0.9)
Tax credits on research and development costs	(5.7)	(5.3)	(52.2)
Non-deductible entertainment and donation expenses	5.0	4.2	48.8
Other expenses not deductible for tax purposes	0.3	0.7	3.7
Change in valuation allowances	6.6	(0.2)	(72.9)
Income not taxable	(0.5)	(0.9)	(7.0)
Increase in deferred tax liabilities on undistributed earnings of subsidiaries	—	0.5	19.7
In-process research and development	—	—	129.3
Other	1.2	(3.1)	7.3

Effective income tax rate	47.3%	36.2%	116.4%

The significant components of deferred tax assets and liabilities were as follows:

	Yen in millions
	March 31
	2005	2006
Deferred tax assets:
Accrued pension and severance costs	¥26,984	¥29,044
Prepaid research and development costs	16,041	22,496
Operating loss carryforwards for tax purposes	14,013	15,866
Accrued compensation	7,283	14,666
Depreciation of property, plant and equipment	3,090	11,636
Intangible assets	6,941	8,136
Inventories	4,613	5,490
Revenue	5,441	4,898
Environmental liabilities	607	2,883
Accrued enterprise taxes	1,162	2,195
Provision for inventory purchase commitment	454	1,371
Impairment on securities investments	1,423	1,048
Co-promotion advertising liabilities	1,264	991
Other	7,140	17,766

Gross deferred tax assets	96,456	138,486
Less: Valuation allowance	(24,647)	(19,233)

Total deferred tax assets	71,809	119,253

Deferred tax liabilities:
Intangible assets	—	(128,986)
Unrealized gains on available-for-sale securities	(19,265)	(57,354)
Depreciation of property, plant and equipment	(10,661)	(32,815)
Other	(936)	(4,278)

Gross deferred tax liabilities	(30,862)	(223,433)

Net deferred tax assets (liabilities)	¥40,947	¥(104,180)

The valuation allowance mainly relates to deferred tax assets of certain consolidated subsidiaries with operating loss carryforwards and tax credit carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for the years ended March 31, 2004, 2005 and 2006 consisted of the following:

	2004	2005	2006
Valuation allowances at beginning of year	¥21,077	¥24,422	¥24,647
Assumption at the joint share transfer	—	—	3,867
Additions	5,143	3,925	120
Deductions	(1,202)	(4,274)	(8,838)
Translation adjustments	(596)	574	(563)

Valuation allowances at end of year	¥24,422	¥24,647	¥19,233

As a result of recording of operating losses in the past, Daiichi Sankyo Inc. (“DSI”), a wholly-owned subsidiary in the United States, formerly Sankyo Pharma Inc., has had valuation allowances against deferred tax assets for U.S. federal and certain state taxes. However, based on both improved operating results in recent years and a sound outlook for the future operating performance of DSI, Daiichi Sankyo reversed ¥2,871 million of valuation allowance, resulting in a reduction of income tax expenses for the year ended March 31, 2006. The valuation allowance for deferred tax assets that will be treated as a reduction of goodwill upon subsequent recognition of the related tax benefits amounted to ¥3,867 million as of March 31, 2006.

Tax benefits which have been realized through utilization of operating loss carryforwards for the years ended March 31, 2004, 2005 and 2006 were approximately ¥219 million, ¥4,681 million and ¥2,178 million, respectively.

Net deferred tax assets (liabilities) are included in the consolidated balance sheets as follows:

	Yen in millions
	March 31
	2005	2006
Current assets – Deferred income taxes	¥28,048	¥51,302
Other assets – Deferred income taxes	16,622	11,112
Current liabilities – Other	(514)	—
Long-term liabilities – Deferred income taxes	(3,209)	(166,594)

Net deferred tax assets (liabilities)	¥40,947	¥(104,180)

At March 31, 2006, deferred income taxes have not been provided on undistributed earnings of foreign subsidiaries totaling ¥56,051 million. Earnings from foreign subsidiaries are expected to be reinvested indefinitely. Daiichi Sankyo does not anticipate any significant tax consequences on possible future disposition of its investments in subsidiaries based on its tax planning strategies. The unrecognized deferred tax liabilities as of March 31, 2006 for such temporary differences amounted to ¥1,972 million.

Operating loss carryforwards for corporate income tax and local income tax purposes of certain consolidated subsidiaries in Japan at March 31, 2006 amounted to ¥7,223 million, which are available to offset future taxable income. Operating loss carryforwards for tax purposes of certain foreign consolidated subsidiaries at March 31, 2006 amounted to ¥29,106 million. Periods in which these operating loss carryforwards are available to reduce future taxable income vary in each tax jurisdiction. With the exception of ¥20,598 million with no expiration period, total available operating loss carryforwards expire at various dates over the next 20 years as follows:

	Yen in millions
	At March 31, 2006
	Domestic	Foreign
Within three years	¥54	¥2,436
After three years through 20 years	7,169	6,072
Indefinite period	—	20,598

	¥7,223	¥29,106

Realization is dependent on such companies generating sufficient taxable income prior to expiration of the loss carryforwards and tax credit carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized. The amount of such net deferred tax assets considered realizable, however, could change materially in the near term if estimates of future taxable income during the carryforward period are changed.

13. SHAREHOLDERS’ EQUITY

Changes in the number of shares of common stock issued were as follows:

	Year ended March 31
	2004	2005	2006
Common stock issued
Balance at beginning of year	449,498,765	439,498,765	439,498,765
Retirement	(10,000,000)	—	(16,745,309)
Issuance at the joint share transfer	—	—	312,257,887

Balance at end of year	439,498,765	439,498,765	735,011,343

On September 28, 2005, as a result of the joint share transfer, all the outstanding shares of Sankyo and Daiichi were exchanged for the shares of Daiichi Sankyo Company, Limited. The exchange ratios were 1.159 Daiichi Sankyo shares for each share of common stock of Daiichi and one Daiichi Sankyo share for each share of common stock of Sankyo.

Upon the joint share transfer, the number of newly issued shares of Daiichi Sankyo Company, Limited issued to Daiichi shareholders totaled 312,257,887 shares. In addition, the following changes in each component of shareholders’ equity were made:

	Yen in millions
	Common stock	Additional paid-in capital	Treasury stock	Total
Net assets acquired	¥(18,793)	¥774,015		¥755,222
Share transfer payments to Daiichi shareholders		(6,736)		(6,736)
Direct acquisition costs		(1,253)		(1,253)
Share registration costs		(279)		(279)
Reclassification of Daiichi Sankyo shares held by Sankyo and Daiichi, from marketable securities to treasury stock			¥(10,679)	(10,679)

Adjustment for the joint share transfer	¥(18,793)	¥765,747	¥(10,679)	¥736,275

Under the Japanese Commercial Code, additional paid-in capital and legal reserve are not available for cash dividends, but may be used to reduce a deficit or may be transferred to stated capital and retained earnings. Legal reserve of Sankyo Company, Limited, included in retained earnings, amounting to ¥13,814 million at March 31, 2005 and additional paid-in capital of Daiichi Sankyo Company, Limited amounting to ¥1,083,350 million at March 31, 2006 were restricted as to use as dividends. The amount of statutory retained earnings of Daiichi Sankyo Company, Limited available for dividends to shareholders as of March 31, 2006 was ¥73,461 million. At the shareholders’ meeting held on June 29, 2006, a transfer of the additional paid-in capital to retained earnings was approved, and had the transfer been reflected, the above amount of statutory retained earnings available for dividends would have increased to ¥976,952 million.

In accordance with customary practice in Japan, the appropriations for dividends are not accrued in the financial statements for the period to which they relate, but are recorded in the subsequent accounting period after shareholders’ approval has been obtained. Retained earnings at March 31, 2006 included amounts representing final cash dividends of ¥18,374 million, or ¥25 per share, which were approved at the shareholders’ meeting held on June 29, 2006. Retained earnings at March 31, 2006 included ¥284 million relating to equity in undistributed earnings of companies accounted for by the equity method.

The Company’s Articles of Incorporation provide that Daiichi Sankyo’s board of directors is authorized to adopt a resolution to purchase shares of its common stock through market transactions at any time in order to facilitate proactive equity management in response to changes in the business environment. Under the Japanese Commercial Code, the total amount to be paid by the Company for the repurchase of treasury stock may not exceed the amount available for dividends, as determined under the Japanese Commercial Code, at the time of stock repurchase. During the years ended March 31, 2004, 2005 and 2006, 9,764,400 shares, 34,142 shares and 7,369,027 shares of the Company’s common stock were repurchased from the market for aggregate costs of ¥19,986 million, ¥76 million and ¥16,587 million, respectively. For the years ended March 31, 2004 and 2006, 10,000,000 shares and 16,745,309 shares of the Company’s common stock were retired with aggregate costs of ¥18,147 million and ¥35,736 million, respectively. The entire repurchase cost of the retired shares was charged directly to retained earnings in accordance with the Japanese Commercial Code.

In the year ended March 31, 1995, Daiichi Sankyo Company, Limited made a free distribution of shares to its shareholders for which no reallocation of capital accounts was required in Japan. Had the distributions been accounted for in a manner used by companies in the United States, ¥86,320 million would have been transferred from retained earnings to the appropriate capital accounts. This has been the only free distribution of common stock by the Company where no reallocation of capital accounts was required in Japan.

Detailed components of accumulated other comprehensive income (loss) at March 31, 2005 and 2006 and the related changes, net of taxes, for the years ended March 31, 2004, 2005 and 2006 consisted of the following:

	Yen in millions
	Foreign currency translation adjustments	Unrealized gains (losses) on securities	Minimum pension liability adjustments	Accumulated other comprehensive income (loss)
Balances at March 31, 2003	¥(6,263)	¥10,673	¥(1,775)	¥2,635
Other comprehensive income (loss)	(3,459)	14,443	1,238	12,222

Balances at March 31, 2004	(9,722)	25,116	(537)	14,857
Other comprehensive income (loss)	567	(204)	(529)	(166)

Balances at March 31, 2005	(9,155)	24,912	(1,066)	14,691
Other comprehensive income (loss)	9,118	26,783	171	36,072

Balances at March 31, 2006	¥(37)	¥51,695	¥(895)	¥50,763

Tax effects allocated to each component of other comprehensive income for the years ended March 31, 2004, 2005 and 2006 were as follows:

	Yen in millions
	Pre-tax amount	Tax (expense) benefit	Net-of-tax amount
For the year ended March 31, 2004

Foreign currency translation adjustments	¥(3,459)	¥—	¥(3,459)
Unrealized gains on securities:
Unrealized holding gains arising for the year	25,146	(10,436)	14,710
Less: reclassification adjustments for gains included in net income	(463)	196	(267)
Minimum pension liability adjustments	2,275	(1,037)	1,238

Other comprehensive income	¥23,499	¥(11,277)	¥12,222

For the year ended March 31, 2005

Foreign currency translation adjustments	¥567	¥—	¥567
Unrealized gains on securities:
Unrealized holding gains arising for the year	608	(231)	377
Less: reclassification adjustments for gains included in net income	(978)	397	(581)
Minimum pension liability adjustments	(618)	89	(529)

Other comprehensive loss	¥(421)	¥255	¥(166)

For the year ended March 31, 2006

Foreign currency translation adjustments	¥9,118	¥—	¥9,118
Unrealized gains on securities:
Unrealized holding gains arising for the year	44,487	(17,018)	27,469
Less: reclassification adjustments for gains included in net income	(1,154)	468	(686)
Minimum pension liability adjustments	(211)	382	171

Other comprehensive income	¥52,240	¥(16,168)	¥36,072

14. STOCK-BASED COMPENSATION

In June 2002, the Company’s shareholders approved a stock option plan for board members. In June 2003 and 2004, the shareholders also approved plans to include both board members and key employees. Each year, since the plans’ inception, the shareholders approved the authorization for the grant of options of the purchase of the Company’s common stock. Authorized shares for each year that remained ungranted were unavailable for grant in future years. Stock options with a term of 10 years were granted with an exercise price equal to 1.05 times the average closing price of the Company’s common stock for the month previous to the grant unless the average closing price was less than the closing price of the day before the grant, in which case the closing price of the day before the grant became the exercise price.

The terms of the options were subject to adjustment if there was a share split or consolidation of shares, or in certain circumstances, if new shares were issued at a price less than the current quoted market price. As a result, the plans were accounted for as variable plans.

Based on resolutions adopted at the shareholders’ meeting held in June 2005 and the board of directors meeting held in August 2005, all stock options which had not been exercised on or before September 15, 2005 were terminated on September 26, 2005. No cash disbursement or other compensation was paid as a result of this termination. The Company does not currently have any stock-based incentive plan.

Compensation cost of ¥363 million was recorded in the year ended March 31, 2004. Reductions of compensation cost of ¥3 million and ¥24 million were recorded in the years ended March 31, 2005 and 2006, respectively, due to declines in the market value of the Company’s stock compared to the previous year.

The following table summarizes Daiichi Sankyo’s stock option activity:

		Yen
	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual life in years
Balances at March 31, 2003	244,000	¥1,823	9.25

Granted	342,000	1,519
Exercised	—	—
Canceled	—	—

Balances at March 31, 2004	586,000	1,646	8.83

Granted	376,000	2,365
Exercised	—	—
Canceled	—	—

Balances at March 31, 2005	962,000	1,927	8.39

Granted	—	—
Exercised	571,000	1,641
Canceled	391,000	2,344

Balances at March 31, 2006	—	—	—

Exercisable at March 31, 2006	—	¥—	—

The weighted-average fair value per option at the date of grant for options granted during the years ended March 31, 2004 and 2005 were ¥304 and ¥568, respectively. The fair value of options granted, which is amortized over the option vesting period in determining the pro forma net income (loss) in Note 2, was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2004	2005	2006
Dividend rate	1.74%	1.27%	—
Risk-free interest rate	0.37%	0.87%	—
Expected volatility	31.54%	30.06%	—
Expected holding period	5 years	5 years	—

In April 2002, DSI adopted a stock appreciation rights (“SAR”) plan as an incentive plan for selected employees, including officers. Under the terms of the plan, the employees can receive cash equal to an amount by which the market price of the Company’s common stock exceeds the grant price (i.e., the market price at the time of grant) of the SAR. (In relation to the joint share transfer of Daiichi Sankyo, the index for the SAR was changed from the market price of Sankyo Company, Limited to that of Daiichi Sankyo Company, Limited.) The SARs vest 50%, 25%, and 25%, at the second, third, and fourth anniversary of the grant date, respectively. As of March 31, 2006, 463,006 rights were exercisable. A SAR expires ten years after its grant date. The total number of SARs authorized and granted were 789,181, 572,240 and 850,480 for the years ended March 31, 2004, 2005 and 2006, respectively.

The following table summarizes SAR activity:

		U.S. dollar
	Number of SARs	Weighted-average exercise price	Weighted-average remaining contractual life in years
Balances at March 31, 2003	286,101	$14.63	9.25

Granted	789,181	13.27
Exercised	—	—
Forfeited	95,314	13.73

Balances at March 31, 2004	979,968	13.62	9.01

Granted	572,240	21.64
Exercised	3,221	14.63
Forfeited	95,011	15.14

Balances at March 31, 2005	1,453,976	16.68	8.47
Granted	850,480	21.01
Exercised	67,604	13.55
Forfeited	60,828	19.59

Balances at March 31, 2006	2,176,024	18.39	8.16

Exercisable at March 31, 2006	463,006	13.74	6.90

The following table summarizes information for SARs outstanding and SARs exercisable at March 31, 2006:

	Outstanding		Exercisable
Exercise price range	Number of SARs	Weighted -average remaining life	Number of SARs
US dollars		Years
$13.27	602,934	7.25	301,467
14.63	215,385	6.25	161,539
21.01	833,295	9.25	—
21.64	524,410	8.25	—

	2,176,024	8.16	463,006

In accordance with APB No. 25 and its related interpretations, the SAR compensation expense is measured as the excess of the quoted market price of the Company’s common stock over the SARs strike price, which is consistent with the accounting treatment prescribed for SAR plans in SFAS No. 123. For the years ended March 31, 2004 and 2005, Daiichi Sankyo recognized SARs compensation expense of ¥211 million and ¥381 million, respectively. For the year ended March 31, 2006, Daiichi Sankyo recognized a reduction in compensation expense of ¥175 million.

In order to offset the potential cash outflow for SARs as a result of an increase in the Company’s stock price, DSI entered into call option agreements for the Company’s common stock in 2002, 2004 and 2005. The options mature in 2009, 2011 and 2012, respectively. At the relevant settlement date, DSI has the option to acquire the Company’s common stock at a price equal to the SAR grant price with the settlement of net cash or physical delivery of the Company’s stock. The premium paid for the call options in the years ended March 31, 2004, 2005 and 2006 was ¥0 million, ¥1,094 million and ¥633 million, respectively. Daiichi Sankyo charges the changes in fair value of the call options to earnings. The fair values of the options as of March 31, 2005 and 2006 were ¥1,348 million and ¥1,475 million, respectively, and are included as investments and advances – other.

15. EMPLOYEE BENEFIT PLANS

Pension and severance plans -

Upon termination or retirement, employees of Daiichi Sankyo Company, Limited and subsidiaries in Japan are entitled, under most circumstances, to lump-sum indemnities or pension payments as described below, based on length of service, current rates of pay and performance. Under normal circumstances, the minimum payment prior to retirement age is an amount based on voluntary retirement. Employees usually receive additional benefits on involuntary retirement, including retirement at the age limit.

The Company and most subsidiaries in Japan have non-contributory unfunded defined benefit lump-sum indemnity plans and/or contributory funded defined benefit pension plans, under which the contributions are made by the companies and their employees. The pension benefits are determined based on years of service, current rates of pay and performance as stipulated in the Company’s internal regulations, and are payable, at the option of the retiring employee, as a monthly pension payment or in a lump-sum amount. The contributions to the plans are funded with several financial institutions in accordance with the applicable laws and regulations. These pension plan assets consist principally of investments in domestic and international bonds and stocks.

In addition to the defined benefit plans described in the preceding paragraphs, Daiichi Sankyo and its subsidiaries have accrued a liability for retirement benefits for their directors and corporate auditors. Retirement benefits to directors and corporate auditors of the Company are calculated based on a multiple of such directors’ and corporate auditors’ compensation in the year of retirement. Under the unfunded plans, the amounts required if all directors and corporate auditors had voluntarily terminated their employment at each balance sheet date are fully accrued. The payments to directors and corporate auditors are subject to shareholders’ approval.

During the year ended March 31, 2004, the Company revised its lump-sum indemnity plan for certain employees. Under the revised plan, the benefits are determined based on the accumulated credits earned in connection with employees’ length of service and performance up to the end of the period. Prior to the revision, the benefits were determined based on the length of service and current rate of pay. As a result of this revision, the projected benefit obligation under the lump-sum indemnity plan was reduced by approximately ¥305 million and this reduction is being treated as negative unrecognized prior service cost.

During the year ended March 31, 2005, an amendment of the Company’s plans that had applied to certain employees was expanded to all of the Company’s employees. As a result of this revision, the projected benefit obligation under the lump-sum indemnity plan was reduced by approximately ¥5,424 million and this reduction is being treated as negative unrecognized prior service cost. In addition, a domestic subsidiary revised its lump-sum indemnities plan to adopt a new plan that is similar to the Company’s plan described in the preceding paragraph, and as a result, the projected benefit obligation under the lump-sum indemnity plan was reduced by ¥142 million.

Certain foreign subsidiaries have defined benefit pension plans or severance indemnity plans covering substantially all of their employees under which the cost of benefits is currently funded or accrued. The benefits for these plans are based primarily on current rates of pay and lengths of service.

Daiichi Sankyo uses a March 31 measurement date for the majority of its benefit plans, primarily consisting of plans for Daiichi Sankyo Company, Limited and its domestic subsidiaries.

Information regarding Daiichi Sankyo’s defined benefit plans was as follows:

	Yen in millions
	March 31
	2005	2006
Change in benefit obligation
Benefit obligation at beginning of year	¥95,771	¥95,310
Service cost	4,820	7,283
Interest cost	2,166	2,569
Plan participants’ contributions	464	479
Plan amendments	(5,566)	—
Actuarial loss	4,971	1,094
Acquisition and other	425	73,413
Benefits paid	(7,741)	(9,676)

Benefit obligation at end of year	95,310	170,472

Change in plan assets
Fair value of plan assets at beginning of year	20,575	23,303
Actual return on plan assets	741	9,278
Acquisition and other	49	65,750
Employer contributions	2,487	2,871
Plan participants’ contributions	464	479
Benefits paid	(1,013)	(2,703)

Fair value of plan assets at end of year	23,303	98,978

Funded status	72,007	71,494
Unrecognized actuarial (loss) gain	(5,449)	891
Unrecognized prior service costs	5,683	5,338
Unrecognized net transition obligations	(107)	—

Net amount recognized	¥72,134	¥77,723

Amounts recognized in the consolidated balance sheets were comprised of the following:

	Yen in millions
	March 31
	2005	2006
Accrued pension and severance costs	¥73,408	¥79,208
Accumulated other comprehensive income	(1,274)	(1,485)

Net amount recognized	¥72,134	¥77,723

The above balances of accrued pension and severance costs at March 31, 2005 and 2006 included liabilities for retirement benefits for directors and corporate auditors in the amount of ¥1,830 million and ¥3,140 million, respectively, as vested benefit obligations.

Information for pension plans with an accumulated benefit obligation in excess of plan assets at March 31, 2005 and 2006, was as follows:

	Yen in millions
	March 31
	2005	2006
Projected benefit obligation	¥95,310	¥170,472
Accumulated benefit obligation	90,347	156,725
Fair value of plan assets	23,303	98,978

Components of the net periodic pension costs were as follows:

	Yen in millions
	Year ended March 31
	2004	2005	2006
Service cost	¥5,652	¥4,820	¥7,283
Interest cost	1,696	2,166	2,569
Expected return on plan assets	(213)	(446)	(2,206)
Amortization of prior service costs	(8)	(180)	(345)
Recognized net actuarial loss	691	716	381
Amortization of net transition obligation	107	107	107

Net periodic pension cost	¥7,925	¥7,183	¥7,789

Recognized net actuarial gains and losses for the years ended March 31, 2004, 2005 and 2006 were primarily due to changes in estimates made for actuarial assumptions, primarily the discount rate and expected return on plan assets. The actuarial gain or loss is deferred and is being amortized to pension costs over the average remaining service period of active employees of 15 years.

In addition to net periodic pension costs, Daiichi Sankyo recorded an additional minimum liability totaling ¥1,274 million and ¥1,485 million at March 31, 2005 and 2006, respectively, for plans where the accumulated benefit obligation exceeded the fair market value of plan assets and accrued pension and severance costs. Minimum pension liability adjustments included in other comprehensive income (loss) for the years ended March 31, 2004, 2005 and 2006 were as follows:

	Yen in millions
	Year ended March 31
	2004	2005	2006
Minimum pension liability adjustments, included in other comprehensive income (loss), net of tax	¥1,238	¥(529)	¥171

Weighted-average assumptions used to determine benefit obligations as of March 31, 2004, 2005 and 2006 were as follows:

	March 31
	2004	2005	2006
Discount rate	2.5%	2.0%	2.1%
Rate of compensation increase	3.5%	3.1%	4.2%

Weighted-average assumptions used to determine net periodic pension costs for the years ended March 31, 2004, 2005 and 2006 were as follows:

	Year ended March 31
	2004	2005	2006
Discount rate	1.7%	2.5%	2.0%
Expected return on plan assets	1.7%	2.5%	2.8%
Rate of compensation increase	3.5%	3.5%	3.7%

The expected rate of return on plan assets is determined considering several applicable factors including composition of plan assets held, assumed risks of asset management, historical return on plan assets, Daiichi Sankyo’s principal policy for plan asset management, and forecasted market conditions.

In accordance with SFAS No. 132 (Revised), the weighted-average rate of compensation increase is calculated based on the pay-related plans only, because benefit payments made under other plans are not based on employees’ compensation.

Daiichi Sankyo’s pension plan weighted-average asset allocations as of March 31, 2005 and 2006, by asset category were as follows:

	Plan assets at March 31
	2005	2006
Domestic bonds	29.1%	34.1%
Domestic stocks	36.6%	26.5%
International bonds	9.6%	4.5%
International stocks	20.5%	17.6%
Other	4.2%	17.3%

Total	100.0%	100.0%

Daiichi Sankyo’s policy and objective for plan asset management is to maximize returns on plan assets to meet future benefit payments at a level of risk which Daiichi Sankyo considers permissible. Asset allocations are determined based on Daiichi Sankyo’s plan asset management guideline established to achieve the optimized asset compositions in terms of the long-term overall plan asset management. To determine individual investments, Daiichi Sankyo performs advance assessments on certain factors including risks, transaction costs and liquidity of each potential investee under the evaluation. To measure results of the plan asset management, Daiichi Sankyo establishes benchmark return rates for each individual investments, combines these individual bench mark rates based on the asset composition ratios within each asset category, and compares the combined rates with the corresponding actual return rates on each asset category.

Daiichi Sankyo expects to contribute ¥3,844 million to its pension plans in the year ending March 31, 2007.

Certain foreign subsidiaries have defined contribution retirement plans, mainly 401(k) retirement plans in the United States, covering substantially all of their employees. The contributions by those subsidiaries to the plans are based on employees’ contributions and annual compensation of employees. The expenses for the defined contribution retirement plans for the years ended March 31, 2004, 2005 and 2006 were ¥613 million, ¥757 million and ¥1,791 million, respectively.

Certain domestic subsidiaries participate in multi-employer plans, which provide defined benefits to their eligible employees. Pension expenses for these plans amounted to ¥360 million, ¥334 million and ¥379 million for the years ended March 31, 2004, 2005 and 2006, respectively.

In connection with Daiichi Sankyo’s restructuring initiatives as discussed in Note 11, the Company has closed certain of its manufacturing facilities during the years ended March 31, 2004 and 2005, and offered early retirement programs to the related employees only for a short period of time, and has paid special termination benefits to the employees who accepted the offer. These benefits are recognized as expenses when employees accept the offer, and such expenses amounted to ¥2,981 million, ¥596 million and ¥89 million, in the aggregate, for the years ended March 31, 2004, 2005 and 2006, respectively.

The future benefit payments are expected as follows:

Yen in millions
Year ending March 31:
2007	¥9,316
2008	9,873
2009	8,265
2010	8,017
2011	7,340
2012-2016	42,032

16. DERIVATIVE FINANCIAL INSTRUMENTS

Daiichi Sankyo employs derivative financial instruments, including interest rate swap, coupon swap, foreign exchange forward contracts and stock price option agreements to manage its exposure to fluctuations in interest rates, foreign currency exchange rates and stock appreciation rights. Daiichi Sankyo does not use derivatives for speculation or trading.

Daiichi Sankyo enters into interest rate swap agreements mainly to convert its variable-rate debt to fixed-rate debt. Daiichi Sankyo uses interest rate swap agreements in managing its exposure to interest rate fluctuations. Interest rate swap agreements are executed as either an integral part of specific debt transactions or on a portfolio basis.

For the years ended March 31, 2004, 2005 and 2006, Daiichi Sankyo reported gains of ¥22 million, ¥12 million and ¥11 million, respectively, related to the change in fair values of interest rate swaps which are included in other income (expenses), net in the accompanying consolidated statements of operations. At March 31, 2005 and 2006, the aggregate notional amounts of interest rate swap agreements were ¥965 million pay fixed and ¥731 million pay fixed, respectively.

Daiichi Sankyo enters into coupon swap and foreign exchange forward contract agreements to manage its exposure to foreign currency exchange risk.

For the years ended March 31, 2004, 2005 and 2006, Daiichi Sankyo reported a loss of ¥57 million and gains of ¥13 million and ¥115 million, respectively, related to the change in fair values of coupon swap and foreign exchange forward contracts which is included in other income (expenses), net in the accompanying consolidated statements of operations.

The contracted amounts outstanding at March 31, 2005 and 2006 were ¥377 million and ¥1,549 million, respectively.

Daiichi Sankyo has certain debt securities with embedded derivatives. Changes in the fair value of the embedded derivatives and in the interest yield on the debt securities are not clearly and closely related. Accordingly, the embedded derivatives are separated from the host debt securities, accounted for as separate derivative financial instruments, and recorded on Daiichi Sankyo’s balance sheets at fair value, with changes in fair value recorded immediately in earnings.

Unrealized gains on debt securities with embedded derivatives of ¥90 million for the year ended March 31, 2006, were recorded in earnings and included in other income, net. The host debt securities are classified as held-to-maturity securities in accordance with SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” and are stated at amortized cost. The carrying amount of these host debt securities was ¥6,000 million as of March 31, 2006.

17. OTHER FINANCIAL INSTRUMENTS

Daiichi Sankyo has certain financial instruments, including financial assets and liabilities and off-balance sheet financial instruments which arose in the normal course of business. These financial instruments are executed with creditworthy financial institutions, and virtually all foreign currency contracts are denominated in U.S. dollars, euros and other currencies of major industrialized countries. Financial instruments involve, to varying degrees, market risk as instruments are subject to price fluctuations, and elements of credit risk in the event a counterparty should default. In the unlikely event the counterparties fail to meet the contractual terms of a foreign currency or an interest rate instrument, Daiichi Sankyo’s risk is limited to the fair value of the instrument. Although Daiichi Sankyo may be exposed to losses in the event of non-performance by counterparties on financial instruments, it does not anticipate significant losses due to the nature of its counterparties. Counterparties to Daiichi Sankyo’s financial instruments are, in general, international financial institutions. Additionally, Daiichi Sankyo does not have a significant exposure to any individual counterparty. Based on the creditworthiness of these financial institutions, collateral is generally not required of the counterparties or of Daiichi Sankyo. Daiichi Sankyo believes that the overall credit risk related to its financial instruments is not significant.

The estimated fair values of Daiichi Sankyo’s financial instruments, excluding affiliated companies, are summarized as follows:

	Yen in millions
	March 31, 2005
	Carrying amount	Estimated fair value
Asset (liability)
Cash and cash equivalents	¥268,488	¥268,488
Marketable securities and other securities investments	164,998	165,130
Time deposits	2,485	2,485
Short-term borrowings	(19,308)	(19,308)
Long-term debt including the current portion	(8,765)	(8,515)
Foreign exchange forward contracts and coupon swap agreements	(35)	(35)
Interest rate swap agreements	(10)	(10)

	Yen in millions
	March 31, 2006
	Carrying amount	Estimated fair value
Asset (liability)
Cash and cash equivalents	¥406,648	¥406,648
Marketable securities and other securities investments	378,049	377,858
Time deposits	2,902	2,902
Short-term borrowings	(16,375)	(16,375)
Long-term debt including the current portion	(11,641)	(11,428)
Equity indexed interest contracts	(131)	(131)
Gurantees	—	(21)
Foreign exchange forward contracts and coupon swap agreements	3	3
Interest rate swap agreements	1	1

Following are explanatory notes regarding the financial assets and liabilities other than derivative financial instruments, marketable securities and other securities and affiliated companies.

Cash and cash equivalents, and time deposits -

In the normal course of business, substantially all cash and cash equivalents and time deposits are highly liquid and are carried at amounts which approximate fair value.

Short-term borrowings and long-term debt -

The fair values of short-term borrowings and total long-term debt including the current portion were estimated based on the discounted amounts of future cash flows using Daiichi Sankyo’s current incremental borrowing rates for similar liabilities.

Limitations -

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

18. DISCONTINUED OPERATIONS

On December 23, 2003, Daiichi Sankyo and Cygnus reached an agreement that, among other things, Daiichi Sankyo pay a $30 million (¥3,238 million) settlement fee to Cygnus and transfer title to all Gluco Watch products to Cygnus. The agreement nullified the licensing agreement between Daiichi Sankyo and Cygnus for Daiichi Sankyo to exclusively sell and market Gluco Watch. The settlement fee was paid in 2003. Daiichi Sankyo provided certain distribution and customer services through June 30, 2004. Daiichi Sankyo has classified all losses related to Cygnus and the Gluco Watch operations as a discontinued operation. The before-tax loss from operations of Gluco Watch amounted to ¥10,322 million and the after-tax loss from operations of Gluco Watch amounted to ¥6,199 million for the year ended March 31, 2004.

A major element of the loss included a write-off of inventories of ¥2,369 million recorded on December 23, 2003.

Daiichi Sankyo had also previously paid a nonrefundable license fee to Cygnus of $25 million (¥2,698 million), which had been capitalized as an intangible asset and was being amortized over the estimated life of the agreement. On December 23, 2003 the carrying amount of this intangible asset, ¥2,398 million, was charged to earnings. Additionally, a ¥975 million receivable from Cygnus was written off.

Daiichi Sankyo recorded tax benefits of approximately ¥4,133 million for the year ended March 31, 2004, in connection with the discontinued operations.

19. OTHER COMMITMENTS AND CONTINGENCIES, CONCENTRATIONS AND FACTORS THAT MAY AFFECT FUTURE OPERATIONS

Commitments outstanding at March 31, 2006 for the purchase of property, plant and equipment approximated ¥8,074 million. Daiichi Sankyo has entered into various supply agreements that require the future minimum purchase of certain licensed products. Purchases of the licensed products were ¥3,602 million, ¥3,908 million and ¥20,254 million, during the years ended March 31, 2004, 2005 and 2006, respectively. Future payments remaining under the agreements as of March 31, 2006 approximated ¥101,790 million. The payments are scheduled at ¥15,511 million in fiscal year 2007; ¥20,082 million in fiscal year 2008; ¥13,142 million in fiscal year 2009.

Daiichi Sankyo has also entered into several R&D agreements with alliance partners whereby Daiichi Sankyo is committed to fund certain payments upon achievement of certain milestones or unconditionally. As of March 31, 2006, the remaining balances under the agreements for potential milestone payments and unconditional payments approximated ¥60,760 million and ¥3,099 million, respectively.

At March 31, 2006, contingent liabilities for guarantees of loans of Daiichi Sankyo’s employees and investees including companies which Daiichi Sankyo accounts for under equity method amounted to approximately ¥2,240 million and ¥680 million, respectively. Terms of the loan guarantees for the investee range from 1 to 5 years.

It is common practice in Japan for companies, in the ordinary course of business, to receive promissory notes for the settlement of trade accounts receivable and subsequently to discount such notes to banks. At March 31, 2005 and 2006, Daiichi Sankyo was contingently liable for discounted trade notes receivable of ¥561 million and ¥93 million, respectively.

In the United States, numerous lawsuits seeking damages and other compensation were brought against Warner-Lambert Company and other pharmaceutical companies by patients who took the diabetes drug Rezulin, which had been sold until March 2000 using a compound whose generic name is “troglitazone” supplied by the Company. A U.S. subsidiary of the Company, Daiichi Sankyo, Inc., formerly Sankyo Pharma Inc., was named as defendant in a small number of these cases, and it is defending these cases in cooperation with Warner-Lambert. In these cases, the compensation claimed by all plaintiffs includes claims for both compensatory and punitive damages. In some cases in which specific amounts are claimed, the amounts are speculative (in other cases no specific amounts are claimed). In connection with the cost, including damages, to be borne by the Company and its subsidiaries, there is a provision in the license agreement with Warner-Lambert indemnifying the Company and its subsidiaries.

Daiichi and certain of its overseas subsidiaries have been involved in various legal proceedings, consisting mainly of anti-trust proceedings in connection with their transactions involving principally calcium pantothenate (Vitamin B5) and Vitamin B6 in the United States, Canada, Europe and Korea. The anti-trust proceedings were completed in the United States in October 1999, in Canada in March 2000, in Europe in November 2001 and Korea in April 2003, as a result of which the Company was assessed total fines of approximately ¥5,583 million. The Company fully expensed these amounts prior to April 1, 2002. In Europe, Daiichi Sankyo subsequently filed an appeal with the European Court of First Instance to reduce the fine initially imposed by the European Commission in the amount of approximately ¥2,700 million. In March 2006, the court granted a reduction in the amount of the fine to approximately ¥1,900 million and the Company accepted the ruling. As a result, the Company recognized an approximately ¥850 million gain of settlement as a reduction of selling, general and administrative expenses in the year ended March 31, 2006. Also in this connection, a number of civil complaints including class-action lawsuits have been filed against Daiichi and certain of its subsidiaries. The Company has settled the majority of those complaints to date, resulting in aggregate cumulative settlement payments of approximately ¥7,500 million. Daiichi Sankyo has accrued ¥21 million as of March 31, 2006, to settle the remaining civil proceedings, in which the Company’s portion of the plaintiffs’ damage claims was estimated to be at most approximately ¥21 million as of March 31, 2006. The ultimate outcome of all remaining civil proceedings cannot reasonably be determined at this time. The Company believes, however, that resolution of the remaining civil proceedings will not have a material adverse effect, individually or in the aggregate, on the Company’s financial position or results of operations. The estimate of the potential impact from these legal proceedings could change materially in the near term as litigation is subject to inherent uncertainty.

Daiichi Sankyo believes that it is in compliance in all material respects with applicable environmental laws and regulations. Daiichi Sankyo has made, and intends to continue to make, necessary expenditures for compliance with applicable laws and regulations. Daiichi Sankyo also is cleaning up environmental contamination from past industrial activities at certain sites. As a result, Daiichi Sankyo is in various stages of investigation or remediation for sites where contamination might exist, and recorded a liability of ¥5,954 million at March 31, 2006. The amount is included in other current liabilities in the accompanying consolidated balance sheets. While Daiichi Sankyo cannot predict with certainty future capital expenditures or operating costs for environmental compliance, Daiichi Sankyo does not believe such capital expenditures or operating costs will have a material effect on its financial position or results of operations. However, it is at least reasonably possible that a change in the estimate will occur in the near term.

20. SEGMENT INFORMATION

The operating segments reported below are the segments of Daiichi Sankyo for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by its chief operating decision maker in deciding how to allocate resources and in assessing performance. Daiichi Sankyo management primarily evaluates the performance of business segments based on operating income reported under accounting principles generally accepted in Japan (“Japanese GAAP”). There are several differences between Japanese GAAP and U.S. GAAP. The principal differences that affect segment operating profit are accounting for business combination, impairment of long lived assets, pension and severance costs, revenue recognition and the scope of consolidation.

Subsequent to the joint share transfer on September 28, 2005, Daiichi Sankyo management regularly reviews its financial performance principally based on the information derived from Sankyo Company, Limited and its subsidiaries (the “Sankyo” segment), Daiichi Pharmaceutical Co., Ltd. and its subsidiaries (the “Daiichi” segment) and Daiichi Sankyo Company, Limited (the “Corporate” segment), due to the fact that the full integration of Sankyo and Daiichi has not been implemented. Therefore, for the year ended March 31, 2006, primary segment information disclosure was consistent with the legal structure of the Daiichi Sankyo group.

The following tables present certain Japanese GAAP information regarding Daiichi Sankyo’s operating segments as of and for the years ended March 31, 2004, 2005 and 2006:

Segment operating results and assets –

As of and for the year ended March 31, 2006:

	Yen in millions
	Sankyo	Daiichi	Corporate	Total	Inter- segment elimination	US GAAP Adjustment		Consolidated total
						Joint share transfer	Other
Revenue from external customers	¥579,949	¥345,969	¥—	¥925,918	¥—	¥(165,667)	¥7,025	¥767,276
Revenue from other operating segment	—	478	76,656	77,134	(77,134)	—	—	—
Operating income or loss	78,335	76,087	73,948	228,370	(73,642)	(124,507)	(25,162)	5,059
Net income or loss	50,627	37,409	73,545	161,581	(73,889)	(51,037)	(39,306)	(2,651)
Depreciation and amortization	27,100	14,133	23	41,256	(128)	12,435	6,695	60,258
Segment assets	964,389	597,701	1,218,568	2,780,658	(1,184,532)	344,518	51,543	1,992,187
Expenditures for segment assets	21,689	13,531	155	35,375	—	(7,760)	13,502	41,117

The amounts under “US GAAP Adjustment—Joint share transfer” consist of the following two components:

(1)	Daiichi’s results of operations for the period from April 1, 2005 to September 28, 2005. Under Japanese GAAP, the full year results of operations of Daiichi are included in the Daiichi segment pursuant to the pooling-interests method, while under U.S. GAAP, only the results of operations of Daiichi for the period from the date of the September 28, 2005 joint share transfer to March 31, 2006 are included in the consolidated financial statements.
(2)	Effects of the purchase price allocation, such as write-off of in-process research and development costs, increased cost of sales as a result of fair-value adjustment to inventories, and amortization of acquired other intangible assets.

In addition, management periodically prepares and reviews its financial performance on the basis of its worldwide operations in the pharmaceutical business (the “Pharmaceuticals” segment) and all other businesses (the “Other” segment). The Pharmaceuticals segment researches, develops, manufactures, and markets pharmaceuticals, medical devices and diagnostics. The Other segment includes operations that manufacture and market food products, additives, and agrochemical products.

As of and for the year ended March 31, 2004:

	Yen in millions
	Pharma- ceuticals	Other	Corporate	Total	Inter- segment elimination	US GAAP adjustments	Consolidated total
Revenue from external customers	¥466,734	¥129,612	¥—	¥596,346	¥—	¥4,927	¥601,273
Revenue from other operating segment	1,288	3,171	—	4,459	(4,459)	—	—
Segment profit or loss	89,114	5,506	—	94,620	935	(10,722)	84,833
Depreciation and amortization	23,873	3,974	—	27,847	—	(1,087)	26,760

Segment assets	518,432	140,649	269,617	928,698	(1,454)	12,760	940,004
Expenditures for segment assets	42,395	4,961	—	47,356	—	(5,741)	41,615

As of and for the year ended March 31, 2005:

	Yen in millions
	Pharma- ceuticals	Other	Corporate	Total	Inter- segment elimination	US GAAP adjustments	Consolidated total
Revenue from external customers	¥454,710	¥133,121	¥—	¥587,831	¥—	¥3,931	¥591,762
Revenue from other operating segment	923	1,723	—	2,646	(2,646)	—	—
Segment profit or loss	77,496	6,587	—	84,083	842	998	85,923
Depreciation and amortization	25,633	3,178	—	28,811	—	2,290	31,101

Segment assets	512,239	146,943	318,220	977,402	(1,171)	25,112	1,001,343
Expenditures for segment assets	25,276	8,518	—	33,794	—	(4,086)	29,708

As of and for the year ended March 31, 2006:

	Yen in millions
	Pharma- ceuticals	Other	Corporate	Total	Inter- segment elimination	US GAAP adjustments	Consolidated total
Revenue from external customers	¥784,667	¥141,251	¥—	¥925,918	¥—	¥(158,642)	¥767,276
Revenue from other operating segment	790	4,024	—	4,814	(4,814)	—	—
Segment profit or loss	148,115	6,146	—	154,261	467	(149,669)	5,059
Depreciation and amortization	35,795	5,333	—	41,128	—	19,130	60,258

Segment assets	1,429,424	169,659	—	1,599,083	(2,957)	396,061	1,992,187
Expenditures for segment assets	28,967	6,408	—	35,375	—	5,742	41,117

Enterprise-wide information:

Major customers -

Daiichi Sankyo had sales to Bristol-Myers Squibb Company of ¥92,570 million and ¥70,520 million during the years ended March 31, 2004 and 2005, respectively, and sales to Alfresa of ¥64,985 million and ¥83,325 million during the years ended March 31, 2005 and 2006, respectively, within the Pharmaceuticals segment, each of which sales amounts exceeded 10% of Daiichi Sankyo’s net sales for these years.

Geographic Information -

The following tables present certain U.S. GAAP information regarding Daiichi Sankyo’s geographic segments as of and for the years ended March 31, 2004, 2005 and 2006:

As of and for the year ended March 31, 2004:

	Yen in millions
	Japan	United States	Other foreign countries	Intersegment elimination/ unallocated amount	Total
Revenues
External customers	¥504,245	¥60,781	¥36,247	¥—	¥601,273
Inter-segment	7,830	3,220	2,730	(13,780)	—

Total revenue	¥512,075	¥64,001	¥38,977	¥(13,780)	¥601,273

Property, plant and equipment	¥194,994	¥3,382	¥11,424	¥—	¥209,800

As of and for the year ended March 31, 2005:

	Yen in millions
	Japan	United States	Other foreign countries	Intersegment elimination/ unallocated amount	Total
Revenues
External customers	¥464,219	¥76,946	¥50,597	¥—	¥591,762
Inter-segment	13,033	3,425	4,014	(20,472)	—

Total revenue	¥477,252	¥80,371	¥54,611	¥(20,472)	¥591,762

Property, plant and equipment	¥197,994	¥4,648	¥10,764	¥—	¥213,406

As of and for the year ended March 31, 2006:

	Yen in millions
	Japan	United States	Other foreign countries	Intersegment elimination/ unallocated amount	Total
Revenues
External customers	¥601,393	¥110,552	¥55,331	¥—	¥767,276
Inter-segment	20,469	12,199	6,389	(39,057)	—

Total revenue	¥621,862	¥122,751	¥61,720	¥(39,057)	¥767,276

Property, plant and equipment	¥325,151	¥4,955	¥14,639	¥—	¥344,745

Revenues are attributed to geographic segments based on the country location of Daiichi Sankyo Company, Limited or the subsidiary that transacted the sale with the external customers.

There are no individually material countries with respect to revenues, operating expenses, operating income and segment assets included in other foreign countries, which consist principally of Germany, the United Kingdom, France, Spain, Italy and Taiwan.

21. PER SHARE AMOUNTS

Reconciliations of the differences between basic and diluted net income per share for the years ended March 31, 2004, 2005 and 2006 are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income	Weighted average shares	Net income per share
For the year ended March 31, 2004
Continuing operations per common share
Basic	¥44,410	437,053	¥101.61
Effect of dilutive securities Assumed exercise of dilutive stock options	—	46	—

Diluted	¥44,410	437,099	¥101.60

Discontinued operations per common share
Basic	¥6,199	437,053	¥14.18
Diluted	6,199	437,099	14.18
Net income per common share
Basic	¥38,211	437,053	¥87.43
Diluted	38,211	437,099	87.42

For the year ended March 31, 2005
Continuing operations per common share
Basic	¥56,500	429,528	¥131.54
Effect of dilutive securities Assumed exercise of dilutive stock options	—	156	—

Diluted	¥56,500	429,684	¥131.49

Net income per common share
Basic	¥56,500	429,528	¥131.54
Diluted	56,500	429,684	131.49

For the year ended March 31, 2006
Continuing operations per common share
Basic	¥(2,651)	580,263	¥(4.57)
Effect of dilutive securities Assumed exercise of dilutive stock options	—	55	—

Diluted	¥(2,651)	580,318	¥(4.57)

Net income (loss) per common share
Basic	¥(2,651)	580,263	¥(4.57)
Diluted	(2,651)	580,318	(4.57)

Certain stock options were not included in the computation of dilutive net income per share due to their antidilutive nature. The number of shares excluded from the computation of diluted weighted average number of shares was 244 thousand shares, 376 thousand shares, and 376 thousand shares for the years ended March 31, 2004, 2005 and 2006, respectively.

22. SUBSEQUENT EVENTS

Daiichi Sankyo has been reviewing its non-pharmaceutical businesses to concentrate its management resources on its pharmaceutical businesses. In so doing, the Company plans to sell remaining assets relating to its non-pharmaceutical businesses by or around the end of March 2007. As part of these plans, Daiichi Sankyo has undertaken the following transactions:

Acquisition of Stocks in Zepharma –

On March 31, 2006, Daiichi Sankyo Company, Limited entered into a share purchase agreement (the “Agreement”) with Astellas Pharma Inc. (“Astellas”), pursuant to which Daiichi Sankyo Company, Limited was obligated to purchase all of the outstanding shares of Zepharma Inc. (“Zepharma”), a wholly-owned subsidiary of Astellas. Zepharma, which manufactures and sells over-the-counter pharmaceuticals, quasi-drugs, cosmetics, foods, and other products, was originally incorporated on October 1, 2004 as a joint venture through Joint Business NewCo Division between Fujisawa Pharmaceutical Co., Ltd. and Yamanouchi Pharmaceutical Co., Ltd.

By or around the end of March 2007, Daiichi Sankyo plans to complete the integration of Zepharma and Daiichi Sankyo Healthcare Co., Ltd., a wholly-owned subsidiary of Daiichi Sankyo Company, Limited established in December 2005.

Based on the Agreement, Daiichi Sankyo Company, Limited made total cash payments of ¥35.5 billion on the closing date of April 13, 2006 and on April 17, 2006 in consideration of the shares of Zepharma. An unaudited preliminary estimate of the purchase price for Zepharma is ¥35,751 million, including estimated transaction costs of ¥251 million.

The acquisition will be accounted for by Daiichi Sankyo under the purchase method of accounting in accordance with U.S. GAAP. Under the purchase method of accounting, in accordance with SFAS No. 141, Daiichi Sankyo will record the tangible and intangible assets acquired and liabilities of Zepharma assumed at the fair values. The amount of consideration paid in excess of the estimated fair value of the net assets acquired of ¥12 billion will be recorded as goodwill. Management of Daiichi Sankyo believes that the potential growth in the health care business contributed to the acquisition costs that resulted in recognition of goodwill. The reported financial position and results of operations of Daiichi Sankyo after the closing of the acquisition will reflect Zepharma’s balances and results of operations from the date of the acquisition, in addition to Daiichi Sankyo’s balances and results of operations.

The final purchase price allocation will depend upon certain valuations and other studies that have not progressed, at this time, to a stage where there is sufficient information to make a definitive allocation. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed.

Pro Forma Unaudited

As of April 13, 2006

(In millions of yen)
Current assets	¥19,639
Property, plant and equipment	494
Intangible assets	13,473
Goodwill	12,332
Other assets	3,085

Total assets acquired	49,023

Current liabilities	(7,169)
Accrued pension and severance costs	(121)
Deferred income taxes and other	(5,982)

Total liabilities assumed	(13,272)

Net assets acquired	¥35,751

Included in ¥13,473 million of acquired intangible assets are ¥12,275 million of trade name of products and ¥1,198 million of completed technology and other intangible assets. Amortization expenses relating to the estimated value of the intangible assets will be calculated based on their various estimated useful lives, ten years for completed technology under straight-line method, with no significant residual value. Trade names of products are intangible assets not subject to amortization, because of their indefinite lives. The goodwill resulting from this business combination has been allocated to the “Pharmaceutical” segment, and is non-deductible for tax purposes.

Daiichi Sankyo and Zepharma will review their accounting policies and financial statement classification. It may become necessary to make certain changes to Zepharma’s accounting policies to conform those accounting policies to those of Daiichi Sankyo, which may result in changes in the preliminary purchase price allocation presented above.

Merger of Fuji Flour Milling Co., Ltd. –

Fuji Flour Milling Co., Ltd., a consolidated subsidiary of Daiichi Sankyo, was merged with Nitto Flour Milling Co., Ltd. effective April 1, 2006, pursuant to a merger agreement entered into on September 13, 2005. Fuji Flour Milling produces and sells flour, bran and other food products, and operates warehousing and logistics businesses. Each share of Fuji Flour Milling was exchanged for 0.71 shares of Nitto Flour Milling. Upon completion of the merger, Daiichi Sankyo’s retained voting rights in the merged company represent 9.98% of its outstanding shares, and Fuji Flour Milling became a cost-method investee of Daiichi Sankyo. As a result of the deconsolidation of Fuji Flour Milling, Daiichi Sankyo expects to record a loss on sale of interests in subsidiaries of approximately ¥0.4 billion for the year ending March 31, 2007.

Tender Offer for Wakodo Co., Ltd. –

In May 2006, Daiichi Sankyo tendered all of its shares in its consolidated subsidiary, Wakodo Co., Ltd., a manufacturer of food products and other general merchandise, in response to a tender offer by Asahi Breweries, Ltd. The transferred shares, all of which were held by Sankyo and its subsidiaries, represented 60.15% of Wakodo’s outstanding shares. Daiichi Sankyo received total proceeds of ¥28.2 billion for the tendered shares and expects to record a gain on sale of approximately ¥20.1 billion for the year ending March 31, 2007.

Transfer of shares of Daiichi Radioisotope Laboratories, Ltd. and Daiichi Pure Chemicals Co., Ltd. –

On September 11, 2006, Daiichi Sankyo entered into an agreement with Fuji Photo Film Co., Ltd. under which all of the shares of its wholly-owned consolidated subsidiary, Daiichi Radioisotope Laboratories, Ltd., are scheduled to be transferred to Fuji Photo Film on October 2, 2006. Daiichi Radioisotope Laboratories researches, develops, manufactures, sells, and imports and exports radiopharmaceuticals and radiochemical compounds.

In addition, on September 11, 2006, Daiichi Sankyo entered into an agreement with Sekisui Chemical Co., Ltd. under which all of the shares of its wholly-owned consolidated subsidiary, Daiichi Pure Chemicals Co., Ltd., are scheduled to be transferred to Sekisui Chemical on October 2, 2006. Daiichi Pure Chemicals provides products and services such as clinical test agents, research reagents, fine chemicals, and pharmacokinetic testing.

In the aggregate, Daiichi Sankyo will receive total proceeds of ¥30.8 billion for the transfer of the shares of Daiichi Radioisotope Laboratories and Daiichi Pure Chemical described above, and expects to record an aggregate gain on sale of approximately ¥12.0 billion for the year ending March 31, 2007.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DAIICHI SANKYO COMPANY, LIMITED

By:	/s/ Takashi Shoda
Name:	Takashi Shoda
Title:	President, Chief Executive Officer
and Representative Director

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
1.1	Articles of Incorporation of the Registrant, as amended on June 29, 2006 (English translation)

1.2	Regulations of the Board of Directors of the Registrant, as amended on June 29, 2006 (English translation)

1.3	Regulations of the Board of Corporate Auditors of the Registrant, as established on September 28, 2005 (English translation)

2.1	Share Handling Regulations of the Registrant, as amended on June 29, 2006 (English translation)

4.1	Joint Share Transfer Agreement between Daiichi Pharmaceutical Co., Ltd. and Sankyo Company, Limited, dated May 13, 2005 (incorporated by reference to Exhibit 2.1 of Sankyo Company, Limited’s Registration Statement on Form F-4 (File No. 333-125430-01))

8.1	List of Principal Subsidiaries (See “4.C Organizational Structure” in “Item 4. Information on the Company”)

11.1	Code of Ethics of the Registrant applicable to its Chief Executive Officer, its Principal Accounting and Financial Officer, and any Persons Performing Similar Functions

12.1	Certifications of the Registrant’s Chief Executive Officer and Principal Accounting and Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certifications of the Registrant’s Chief Executive Officer and Principal Accounting and Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act

15.1	Consent of Ernst & Young ShinNihon as the Independent Registered Public Accounting Firm of Sankyo Company, Limited

15.2	Report of Independent Registered Public Accounting Firm, as auditors of Luitpold Pharmaceuticals, Inc., submitted pursuant to Rule 2-05 of Regulation S-X